

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, April 5nd, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Ref: Important Issues

Dear Sirs:

We hereby inform you that the Board of Directors according to the faculties granted by the Annual Shareholders Meeting held on March 30th, 2010, approved that on May 14th the company will pay cash dividends on the amount of S/. 28'037,867.02 equal to 6% of the nominal value of the shares.

Total shares:	424,816,167
Dividend per share:	S/. 0.066
Period:	2009
Registry date:	April 20st, 2010
Delivery date:	May 14th, 2010

Faithfully yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, March 31st., 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA.-

Dear Sirs:

Hereby we inform you that our General Schareholders Meeting held yesterday considered the following agreements:

1. Approval of the Financial Statements and Annual Report corresponding to the year 2009.
2. Approval of the distribution of dividends in cash of S/. 28'037,867.02. The dividends in cash represent a benefit of 6% per share.
3. Capital stock increase by capitalization of free disposition profits of S/. 62,415,019.98 and capitalization of the revaluation excess ("Excedente de Revaluación") of S/. 1,248,355.62, to increase the capital of the company. With this capitalization, the capital of S/. 467,297,783.70 will be increased to S/. 530,961,159.30, represented by 482,691.963 shares of a nominal value of S/. 1.10 each. As a consequence, 57,875,796 shares will be issued with a nominal value per share of S/. 1.10 each. The issuance of shares will represent a benefit per share of 13.623727%.
4. Modification of articles 4°, 21°, 31°, 33°, 35°, 37°, 39°, 40°, 42°, 43°, 44°, 45° and 46° of the charter to incorporate Good Corporate Governance Practices ("Buen Gobierno Corporativo").
5. Delegation of authority to the board of directors to change the nominal value of the shares from S/. 1.10 to S/ 1.00 and the modification of article 5° of Ferreyros' charter.
6.- Delegation of authority to the board of directors for the appointment of external auditors for the year 2010.

Faithfully yours,



Patricia Gastelumendi Lukis
Gerente División Administración y Finanzas
Representante Bursátil

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Peru

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

ORGANIZACION Ferreyros

Lima, April 5th, 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December,31st, 2009 and our Management Report.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

PRICEWATERHOUSECOOPERS

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2009 Y 31 DE DICIEMBRE DE 2008

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2009 Y 31 DE DICIEMBRE DE 2008

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2009 Y 31 DE DICIEMBRE DE 2008

CONTENIDO Página

S/. = Nuevo sol peruano
US$ = Dólar estadounidense

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
de Responsabilidad Limitada
Av. Santo Toribio 143
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 211-6560

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

22 de marzo de 2010

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los estados financieros consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** que comprenden los balances generales consolidados al 31 de diciembre de 2009 y al 31 de diciembre de 2008 y los estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas, y el resumen de políticas contables significativas y otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La Gerencia es responsable de la preparación y presentación razonable de estos estados financieros consolidados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Esta responsabilidad incluye: diseñar, implantar y mantener el control interno relevante en la preparación y presentación razonable de los estados financieros consolidados para que no contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error; seleccionar y aplicar las políticas contables apropiadas; y realizar estimaciones contables razonables de acuerdo con las circunstancias.

Responsabilidad del auditor

Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados basada en nuestras auditorías. Nuestras auditorías fueron realizadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que cumplamos con requerimientos éticos y planifiquemos y realicemos la auditoría para obtener seguridad razonable de que los estados financieros consolidados no contienen representaciones erróneas de importancia relativa.

Una auditoría comprende la realización de procedimientos para obtener evidencia de auditoría sobre los saldos y las divulgaciones en los estados financieros consolidados. Los procedimientos seleccionados dependen del juicio del auditor, que incluye la evaluación del riesgo de que los estados financieros consolidados contengan representaciones erróneas de importancia relativa, ya sea como resultado de fraude o error. Al efectuar esta evaluación de riesgo, el auditor toma en consideración el control interno relevante de la Compañía en la preparación y presentación razonable de los estados financieros consolidados a fin de diseñar procedimientos de auditoría apropiados a las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la entidad. Una auditoría también comprende la evaluación de que los principios de contabilidad aplicados son apropiados y que las estimaciones contables realizadas por la gerencia son razonables, así como una evaluación de la presentación general de los estados financieros consolidados.

Inscrita en la Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,065,000.00

PRICEWATERHOUSECOOPERS

22 de marzo de 2010
Ferreyros S.A.A.

Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionarnos una base para nuestra opinión de auditoría.

Opinión

En nuestra opinión, los estados financieros consolidados antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre de 2009 y al 31 de diciembre de 2008, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Dongo-Soria Gaveglio y Asociados

Refrendado por



---(socio)
Esteban Chong L.
Contador Público Colegiado Certificado
Matrícula No. 01-010595

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO

ACTIVO

	Al 31 de diciembre de	
	2009	2008
	S/.000	S/.000
ACTIVO CORRIENTE		
Efectivo y equivalentes de efectivo (Nota 5)	108,415	81,866
Cuentas por cobrar comerciales (Nota 6)	408,208	429,595
Diversas (Nota 7)	51,225	60,116
Existencias (Nota 8)	596,516	1,002,587
Gastos contratados por anticipado	4,316	6,388
Total del activo corriente	1,168,680	1,580,552
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Nota 6)	36,993	55,343
INVERSIONES FINANCIERAS (Nota 9)	43,122	38,098
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	537,602	512,564
ACTIVOS POR IMPUESTO A LA RENTA Y PARTICIPACIONES DIFERIDOS (Nota 11)	21,311	25,977
OTROS ACTIVOS	5,539	10,438
	1,813,247	2,222,972

PASIVO Y PATRIMONIO NETO

	Al 31 de diciembre de	
	2009	2008
	S/.000	S/.000
PASIVO CORRIENTE		
Obligaciones financieras (Nota 12)	113,039	610,414
Cuentas por pagar comerciales (Nota 13)	214,471	261,627
Otras cuentas por pagar:		
Tributos por pagar	25,565	7,962
Remuneraciones por pagar	53,155	46,978
Otras cuentas por pagar (Nota 14)	70,043	61,233
Porción corriente de obligaciones financieras a largo plazo (Nota 15)	191,256	157,926
Total del pasivo corriente	667,529	1,146,140
OBLIGACIONES FINANCIERAS A LARGO PLAZO (Nota 15)	508,318	527,867
INGRESOS DIFERIDOS	4,556	11,812
Total pasivo	1,180,403	1,685,819
PATRIMONIO NETO (Nota 16)		
Capital	467,298	415,449
Capital adicional	-	(113)
Resultados no realizados	26,094	9,970
Reserva legal	39,446	30,895
Resultados acumulados	100,006	80,952
	632,844	537,153
	1,813,247	2,222,972

Las notas que se acompañan de la página 8 a la 43 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS

	Por el año terminado el 31 de diciembre de	
	2009	2008
	S/.000	S/.000
Ventas netas	2,213,288	2,304,246
Otros ingresos operacionales	1,763	1,514
Total de ingresos brutos	2,215,051	2,305,760
Costo de ventas (Nota 19)	(1,747,409)	(1,790,733)
Utilidad bruta	467,642	515,027
Gastos de venta (Nota 21)	(203,808)	(194,495)
Gastos de administración (Nota 20)	(106,035)	(93,517)
Ingresos (egresos) diversos, neto (Nota 22)	6,560	10,821
Utilidad de operación	164,359	237,836
Otros ingresos (gastos):		
Ingresos financieros (Nota 23)	26,653	37,246
Gastos financieros (Nota 24)	(91,439)	(71,888)
Diferencia en cambio, neta	69,250	(61,886)
Participación en los resultados de partes relacionadas por el método de participación	3,620	(2,365)
	8,084	(98,893)
Utilidad antes de participación de los trabajadores e impuesto a la renta	172,443	138,943
Participación de los trabajadores (Notas 11 y 17)	(16,078)	(13,127)
Impuesto a la renta (Notas 11 y 17)	(56,359)	(44,864)
Utilidad neta del año	100,006	80,952
Utilidad básica y diluída por acción (Nota 25)	0.235	0.191

Las notas que se acompañan de la página 8 a la 43 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2009 Y EL 31 DE DICIEMBRE DE 2008

	Capital	Capital adicional	Resultados no realizados	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero de 2008	335,749	-	15,937	18,950	126,291	496,927
Transferencia a reserva legal	-	-	-	11,945	(11,945)	-
Transferencia de excedente de revaluación a resultados acumulados	-	-	(5,752)	-	5,752	-
Valoración de instrumentos financieros derivados	-	-	(215)	-	-	(215)
Acciones en tesorería	(108)	(113)	-	-	-	(221)
Distribución de dividendos	-	-	-	-	(40,290)	(40,290)
Capitalización de resultados acumulados	79,808	-	-	-	(79,808)	-
Utilidad neta del año	-	-	-	-	80,952	80,952
Saldos al 31 de diciembre de 2008	415,449	(113)	9,970	30,895	80,952	537,153
Transferencia a reserva legal	-	-	-	8,551	(8,551)	-
Distribución de dividendos	-	-	-	-	(20,773)	(20,773)
Capitalización de resultados acumulados	51,741	-	(113)	-	(51,628)	-
Acciones en tesorería	108	113	-	-	-	221
Revaluación de terrenos	-	-	15,816	-	-	15,816
Incrementos patrimoniales de asociadas	-	-	2,868	-	-	2,868
Valoración de instrumentos financieros derivados	-	-	(2,447)	-	-	(2,447)
Utilidad neta del año	-	-	-	-	100,006	100,006
Saldos al 31 de diciembre de 2009	467,298	-	26,094	39,446	100,006	632,844

Las notas que se acompañan de la página 8 a la 43 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO

	Por el año terminado el 31 de diciembre de	
	2009	2008
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	2,705,879	2,647,447
Otros cobros relativos a la actividad	48,607	56,231
Pago a proveedores	(1,674,824)	(2,750,238)
Pago de remuneraciones y beneficios sociales	(251,497)	(248,371)
Pago de tributos	(136,389)	(88,806)
Otros pagos relativos a la actividad	(36,408)	(38,768)
Efectivo neto provisto por (aplicado a) las actividades de operación	655,368	(422,505)
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	16,264	10,867
Compra de maquinaria y equipo	(30,022)	(47,310)
Desembolso por trabajos en curso de inmuebles, maquinas y equipo	(18,163)	(12,707)
Venta de inversiones en valores	605	(995)
Compra de activos intangibles	(1,434)	(3,251)
Otros cobros relativos a la actividad	1,873	99
Efectivo neto aplicado a las actividades de inversión	(30,877)	(53,297)
ACTIVIDADES DE FINANCIAMIENTO		
Obligaciones financieras, neto	(497,375)	59,642
Obligaciones financieras a largo plazo, neto	13,781	563,620
Intereses de obligaciones financieras	(93,553)	(68,182)
Dividendos pagados	(20,795)	(42,649)
Otros pagos relativos a la actividad	-	(659)
Efectivo neto (aplicado a) provisto por las actividades de financiamiento	(597,942)	511,772
Aumento del efectivo y equivalentes de efectivo	26,549	35,970
Saldo del efectivo y equivalentes de efectivo al inicio del año	81,866	45,896
Saldo del efectivo y equivalentes de efectivo al final del año	108,415	81,866

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)

	Por el año terminado el 31 de diciembre de	
	2009	**2008**
	S/.000	**S/.000**
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta del año	100,006	80,952
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	10,540	6,092
Provisión para desvalorización de existencias	11,321	4,665
Provisión por fluctuación del valor de las inversiones	-	403
Recuperación de provisión para desvalorización de existencias	(5,177)	(5,205)
Provisión para desvalorización de activos fijos	-	(340)
Provisión para gratificación de trabajadores	9,117	10,186
Provisión para vacaciones de trabajadores	(464)	2,197
Otras provisiones	(12,851)	2,079
Valor de participación patrimonial de inversiones en valores	(3,620)	2,365
Utilidad en venta de inmuebles, maquinaria y equipo	(1,013)	(3,251)
Depreciación y amortización	86,238	66,208
Gastos financieros	91,439	71,888
Remuneraciones al directorio	8,244	6,484
Participación de los trabajadores	16,078	13,127
Impuesto a la renta y participación de los trabajadores diferidos	(1,388)	(4,347)
Otros	(30,985)	(18,851)
Variaciones netas en activos y pasivos:		
Cuentas por cobrar comerciales	29,197	(120,598)
Otras cuentas por cobrar	8,891	(20,699)
Existencias	378,477	(435,966)
Gastos contratados por anticipado	2,072	805
Otros activos	8,088	(45)
Cuentas por pagar comerciales	(64,037)	(17,809)
Otras cuentas por pagar	15,195	(62,845)
Efectivo neto provisto por (aplicado a) las actividades de operación	655,368	(422,505)

Las notas que se acompañan de la página 8 a la 43 forman parte de los estados financieros consolidados.

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2009 Y 31 DE DICIEMBRE DE 2008

1 ANTECEDENTES Y ACTIVIDAD ECONOMICA

a) Antecedentes -

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Ley General de Sociedades vigente, por el cual su actual razón social es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Cristóbal de Peralta Norte No.820, Surco y cuenta con sucursales en Lima y en las ciudades de Piura, Lambayeque, Trujillo, Chimbote, Huaraz, Ica, Arequipa, Cusco, Cajamarca y Huancayo, así como oficinas en Tumbes, Cerro de Pasco, La Merced y Ayacucho.

b) Actividad económica -

Su actividad principal es la importación y venta de maquinaria, motores, automotores, y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

En el 2009, el personal utilizado por Ferreyros S.A.A. y subsidiarias (en adelante la Compañía), para desarrollar sus actividades, comprendió 84 funcionarios, 1,557 empleados y 1,808 obreros (95 funcionarios, 1585 empleados y 1908 obreros al 31 de diciembre de 2008).

A continuación se presentan los principales saldos de las empresas que conforman los estados financieros consolidados al 31 de diciembre de 2009 y 2008 con indicación del porcentaje de participación que Ferreyros S.A.A. tiene en ellas, sea directa o indirectamente a dicha fecha, así como información relevante al respecto:

		Porcentaje de participación		En miles de nuevos soles					
				Activos		Patrimonio neto		Utilidad (pérdida) del año	
Entidad	Actividad	2009	2008	2009	2008	2009	2008	2009	2008
Ferreyros S.A.A.	Compraventa de maquinaria y repuestos y prestación de servicios de taller	-	-	1,529,880	1,896,450	633,700	537,512	100,503	80,445
Unimaq S.A.	Compraventa de maquinaria y repuestos y prestación de servicios de taller	100.00	100.00	211,448	233,473	61,579	50,317	9,261	8,594
Orvisa S.A. y subsidiarias	Compraventa de maquinaria y repuestos y prestación de servicios de taller	100.00	100.00	77,384	97,035	29,822	29,808	5,014	6,340
Domingo Rodas S.A.	Crianza y venta de langostinos	100.00	100.00	16,214	25,677	1,035	4,416	(5,701)	(2,077)

Entidad	Actividad	Porcentaje de participación 2009	2008	En miles de nuevos soles — Activos 2009	2008	Patrimonio neto 2009	2008	Utilidad (pérdida) del año 2009	2008
Fiansa S.A.	Servicios de metal mecánica	100.00	100.00	33,267	28,903	12,852	11,006	1,846	1,347
Depósitos Efe S.A.	Servicios de Almacenaje	100.00	100.00	49,317	30,681	19,404	18,058	1,566	401
Mega Representaciones S.A.	Representante y distribuidor de neumáticos Goodyear	100.00	100.00	24,756	21,709	8,878	5,785	950	1,701
Ferrenergy S.A.C.	Generación y suministro de energía	50.00	50.00	14,657	15,958	4,623	4,497	126	885
Cresko S.A.	Compraventa de maquinaria, equipos e insumos químicos	100.00	100.00	42,765	48,020	16,566	16,556	10	(335)
Motorindustria S.A.	Sin actividad desde marzo 2006	100.00	100.00	2,114	2,327	2,081	2,267	(186)	77

2 RESUMEN DE PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables aplicadas en la preparación de los estados financieros se detallan a continuación. Estas políticas han sido aplicadas uniformemente en todos los años presentados, a menos que se indique lo contrario.

a) Bases de preparación -

Los estados financieros consolidados de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en Perú corresponden a las Normas Internacionales de Información Financiera (NIIF) aprobadas por la Contaduría Pública de la Nación, a través de resoluciones emitidas por el Consejo Normativo de Contabilidad.

Los estados financieros de 2009 y 2008 han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos y por el registro de los instrumentos financieros derivados reconocidos a su valor razonable.

La preparación de los estados financieros de acuerdo con principios de contabilidad generalmente aceptados en el Perú requiere el uso de ciertos estimados contables críticos. También requiere que la gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía. Las áreas que involucran un mayor grado de juicio o complejidad o áreas en las que los supuestos y estimados son significativos para los estados financieros se describen en la nota 4.

La variación en el poder adquisitivo de la moneda peruana en los años 2009 y 2008 con referencia al Indice de Precios al por Mayor, de acuerdo con estadísticas oficiales, ha sido de una deflación de 5.05% y una inflación de 8.79%, respectivamente.

Modificaciones a normas emitidas e interpretaciones aprobadas por el Consejo Normativo de Contabilidad adoptadas por la Compañía a partir de 2009 -

El Consejo Normativo de Contabilidad a través de su Resolución No.040-2008-EF/94 de fecha 14 de marzo de 2008 aprobó la aplicación de las siguientes interpretaciones para la preparación de estados financieros al 31 de diciembre de 2009:

NIC 32, "Instrumentos financieros: Presentación" (modificada en 2006). Esta norma ha sido modificada para alinear sus requerimientos a los de la NIIF 7 que se describe a continuación.

NIIF 7, Instrumentos Financieros: Información a Revelar. Esta norma requiere que la entidad suministre información que permita que los usuarios de sus estados financieros evalúen la relevancia de los instrumentos financieros en su situación financiera y en su desempeño. Esta norma exige que se revele el análisis de la gerencia sobre los potenciales efectos de cada tipo de riesgo financiero que afectan a la entidad. La norma distingue a los riesgos financieros como: riesgo de crédito, riesgo de liquidez y riesgo de mercado. La norma exige la presentación de información cualitativa y cuantitativa de sus instrumentos financieros, presentada de la misma forma en que es analizada por la gerencia en su función de administración de riesgos planteando requerimientos mínimos de exposición. Esta norma aplica a:

- Instrumentos financieros reconocidos y no reconocidos, y
- Contratos para comprar o vender productos no financieros que están dentro del alcance de la NIC 39.

NIIF 8, Segmentos Operativos. La NIIF 8 sustituye a la NIC 14, Información por Segmentos y alinea la información por segmentos con los requerimientos de reporte de la norma americana SFAS 131, "Revelaciones sobre Segmentos de una Empresa e Información relacionada". La nueva norma requiere un "enfoque gerencial", bajo el cual la información por segmentos se presenta sobre las mismas bases en que es usada para fines de reporte interno.

Asimismo, se aprobó la CINIIF 13, "Programas de lealtad de clientes" y la CINIIF 14 "El límite de un activo por beneficios definidos, obligación a mantener un nivel mínimo de financiamiento y su interacción" que no son aplicables a la Compañía porque no opera ningún programa de lealtad de clientes ni ofrece esquemas de pensiones.

Normas, modificaciones a normas e interpretaciones vigentes internacionalmente a partir del 1 de enero de 2009 y pendientes de aprobación por el Consejo Normativo de Contabilidad que la Compañía no ha adoptado -

- NIIF 2 (Modificada), "Pagos sobre la base de acciones".
- NIIF 3 (Revisada), "Combinaciones de negocios".
- NIIF 5 (Modificada), "Activos no corrientes a ser mantenidos para la venta y operaciones discontinuas".
- NIIF 7 (Modificada), "Instrumentos financieros - revelaciones".
- NIC 1 (Revisada), "Presentación de estados financieros".
- NIC 16 (Modificada), "Inmuebles, maquinaria y equipo".
- NIC 19 (Modificada), "Beneficios de los empleados".
- NIC 20 (Modificada), "Tratamiento contable de subsidios gubernamentales y revelación de asistencia gubernamental".
- NIC 23 (Modificada), "Costos de endeudamiento".
- NIC 27 (Modificada), "Estados financieros consolidados y separados".
- NIC 28 (Modificada), "Inversiones en asociadas".

- NIC 31 (Modificada), "Interés en asociaciones en participación".
- NIC 36 (Modificada), "Deterioro de activos".
- NIC 38 (Modificada), "Activos intangibles".
- NIC 39 (Modificada), "Instrumentos financieros: reconocimiento y medición".
- NIC 40 (Modificada), "Inversiones inmobiliarias".
- NIC 41 (Modificada), "Agricultura".
- CINIIF 15, "Contratos de construcción de inmuebles".
- CINIIF 16, "Cobertura de una inversión neta en una operación en el exterior".

Se han producido también varias modificaciones menores a la NIIF 7, "Instrumentos financieros: revelación", NIC 8, "Políticas contables, cambios en estimados contables y errores", NIC 10, "Eventos posteriores al período de reporte", NIC 18, "Ingresos" y NIC 34, "Información financiera interina", NIC 20 "Tratamiento contable de subsidios gubernamentales y revelación de asistencia gubernamental", NIC 29 "Información en economías hiperinflacionarias", NIC 40 "Inversiones Inmobiliarias" y NIC 41 "Agricultura", que son parte del proyecto de mejoras anuales del IASB publicado en mayo de 2008.

Estas normas las adoptará la Compañía, en la medida que sea aplicable, conforme el Consejo Normativo de Contabilidad apruebe su aplicación en el Perú.

Normas, modificaciones e interpretaciones a normas existentes aún no vigentes internacionalmente, no aprobadas por el Consejo Normativo de Contabilidad y que no se han adoptado anticipadamente por la Compañía -

Se han publicado las siguientes normas y modificaciones a las normas existentes cuya aplicación es internacionalmente obligatoria para los periodos contables a partir del 1 de enero de 2010 y que la Compañía las adoptará, en caso sea aplicable, conforme sean aprobadas por el Consejo Normativo de Contabilidad.

CINIIF 17 "Distribución de activos no monetarios a los propietarios".
NIC 27 (revisada), "Estados financieros consolidados y separados".
NIIF 3 (revisada), "Combinaciones de negocios".
NIC 38 (modificación), "Activos Intangibles".
NIIF 5 (modificada), "Medición de Activos no Corrientes (o grupos de activos a ser dados de baja) clasificados como mantenidos para la venta".
NIC 1 (modificada), "Presentación de Estados Financieros".
NIIF 2 (modificada) "Transacciones del Grupo liquidadas en efectivo y pagos sobre la base de acciones".

b) Consolidación -

Subsidiarias y negocio conjunto -

Los estados financieros consolidados incluyen a los estados financieros de la Compañía y las de todas las subsidiarias descritas en la Nota 1 (en adelante el Grupo). Las subsidiarias son todas las entidades sobre las que la Compañía tiene el poder de gobernar sus políticas operativas y financieras generalmente por ser propietario de más de la mitad de sus acciones con derecho a voto. La existencia y efecto de derechos a voto potenciales que son actualmente ejercitables o convertibles se consideran al evaluar si la Compañía controla a otra entidad. La participación en negocio se consolida proporcionalmente línea por línea Las subsidiarias y negocio conjunto se consolidan desde la fecha en que su control se transfiere al Grupo. Estas dejan de consolidarse desde la fecha en la que el control cesa.

El Grupo usa el método de compra para contabilizar la adquisición de subsidiarias. El costo de una adquisición se determina como el valor razonable de los activos entregados, instrumentos de patrimonio emitidos y pasivos incurridos o asumidos a la fecha de compra, más los costos directamente atribuibles a la adquisición. Los activos identificables adquiridos, los pasivos y pasivos contingentes asumidos en una combinación de negocios se valorizan inicialmente a sus valores razonables a la fecha de la adquisición, independientemente de la magnitud de cualquier interés minoritario. El exceso del costo de adquisición sobre el valor razonable de la participación del Grupo en los activos netos identificables adquiridos se registra como crédito mercantil. Si el costo de adquisición es menor que el valor razonable de los activos netos de la subsidiaria adquirida la diferencia se reconoce directamente en el estado de ganancias y pérdidas.

Las transacciones, los saldos y las ganancias no realizadas entre compañías del Grupo se eliminan. También se eliminan las ganancias y pérdidas no realizadas. Las políticas contables de las subsidiarias son similares a las de la Compañía, para asegurarla uniformidad con las políticas adoptadas por el Grupo.

Asociadas -

Las asociadas son todas las entidades sobre las que la Compañía ejerce influencia significativa pero no control, generalmente estas entidades son aquellas en las que se mantiene una participación de entre 20% y 50% de los derechos a voto. Las inversiones en asociadas se registran por el método de participación patrimonial

La participación del Grupo en las utilidades o pérdidas posteriores a la adquisición de las asociadas se reconoce en el estado de resultados y su participación en los movimientos de reservas posteriores a la adquisición se reconoce en reservas. Los movimientos acumulados posteriores a la adquisición se ajustan contra el valor en libros de la inversión. Cuando la participación del Grupo en las pérdidas de una asociada es igual o excede su participación en la asociada, incluyendo cualquier cuenta por cobrar no garantizada, el Grupo no reconoce mayor pérdida, a menos que haya incurrido en obligaciones o efectuado pagos a nombre de la asociada. Los dividendos recibidos en efectivo de las asociadas se acreditan al saldo de la inversión.

Cuando existen ganancias no realizadas en las transacciones entre el Grupo y sus asociadas, éstas se eliminan en proporción a la participación del Grupo en la asociada. También se eliminan las pérdidas no realizadas a menos que la transacción evidencie el deterioro en el valor del activo transferido. Las políticas contables de las asociadas son similares a las políticas adoptadas por el Grupo.

c) Traducción de moneda extranjera -

Moneda funcional y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda funcional usando los tipos de cambio vigentes a las fechas de las transacciones, publicados por la Superintendencia de Banca, Seguros y AFP.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas, excepto cuando son diferidos en el patrimonio en transacciones que califican como coberturas de flujos de efectivo.

d) Activos financieros -

Clasificación

La Compañía clasifica sus activos financieros en las siguientes categorías: (i) activos financieros a valor razonable a través de ganancias y pérdidas, (ii) préstamos y cuentas por cobrar, (iii) activos financieros a ser mantenidos hasta su vencimiento y (iv) activos financieros disponibles para la venta. La clasificación depende del propósito para el cual se adquirieron los activos financieros. La Gerencia determina la clasificación de sus activos financieros a la fecha de su reconocimiento inicial.

i) Activos financieros a valor razonable a través de ganancias y pérdidas

Los activos financieros a valor razonable a través de ganancias y pérdidas son activos que se mantienen para ser negociados. Un activo financiero se clasifica en esta categoría si es adquirido principalmente para efectos de ser vendido en el corto plazo. Los instrumentos financieros derivados también se clasifican como negociables a menos que se les designe como de cobertura. Los activos en esta categoría se clasifican como activos corrientes.

ii) Préstamos y cuentas por cobrar

Los préstamos y las cuentas por cobrar son activos financieros no derivados que dan derecho a pagos fijos o determinables y que no cotizan en un mercado activo. Se incluyen en el activo corriente, excepto por los de vencimiento mayor a 12 meses contados desde la fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y otras cuentas por cobrar y en efectivo y equivalentes de efectivo en el balance general.

iii) Activos financieros a ser mantenidos hasta su vencimiento

Los activos financieros a ser mantenidos hasta su vencimiento corresponden a activos financieros no derivados con vencimientos y pagos fijos o determinables que la Gerencia tiene intención y la capacidad de mantener hasta su vencimiento. Los activos financieros a ser mantenidos hasta su vencimiento se muestran como activos no corrientes, excepto por aquéllos cuyos vencimientos son menores de 12 meses contados desde la fecha del balance y que se clasifican como activos corrientes.

iv) Activos financieros disponibles para la venta

Los activos financieros disponibles para la venta son activos financieros no derivados que se designan en esta categoría o que no clasifican para ser designados en ninguna de las otras categorías. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender el activo dentro de los 12 meses contados a partir de la fecha del balance general.

Al 31 de diciembre de 2009 y 2008, el Grupo tiene principalmente activos financieros clasificados como préstamos y cuentas por cobrar.

Reconocimiento y medición

Las compras y ventas normales de activos financieros se reconocen en la fecha de la negociación, fecha en la que el Grupo se compromete a comprar o vender el activo. Las inversiones se reconocen inicialmente a su valor razonable más los costos de transacción en el caso de todos los activos financieros que no se registran a valor razonable a través de ganancias y pérdidas. Los activos financieros que se reconocen a valor razonable a través de ganancias y pérdidas se reconocen inicialmente a valor razonable y los costos de transacción se reconocen como gasto en el estado de ganancias y pérdidas. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones expiran o se transfieren y el Grupo ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad. Los activos financieros disponibles para la venta y los activos financieros a valor razonable a través de ganancias o pérdidas se registran posteriormente a su valor razonable. Los préstamos y las cuentas por cobrar se registran a su costo amortizado por el método de interés efectivo.

Las ganancias y pérdidas que surgen de cambios en el valor razonable de "activos financieros a valor razonable a través de ganancias y pérdidas" se incluyen en el estado de ganancias y pérdidas en el rubro Otros ingresos (egresos), neto, en el período en el que se producen los referidos cambios en el valor razonable. Los ingresos por dividendos de activos financieros a valor razonable a través de ganancias y pérdidas se reconocen en el estado de ganancias y pérdidas en el rubro otros ingresos cuando se ha establecido el derecho del Grupo a percibir los pagos por los dividendos.

Los cambios en el valor razonable de los títulos valores monetarios denominados en moneda extrajera clasificados como disponibles para la venta se distinguen entre las diferencias en cambio que resultan de cambios en el costo amortizado del título valor y las que resultan de otros cambios en su valor en libros. Las diferencias en cambio que resultan de cambios en el costo amortizado se reconocen en resultados y las que resultan de cualquier otro cambio en el valor en libros se reconocen en el patrimonio neto. Cambios en el valor razonable de títulos valores monetarios y no monetarios clasificados como disponibles para la venta se reconocen en el patrimonio neto.

Cuando un título valor clasificado como disponible para la venta se vende o su valor se deteriora, los ajustes acumulados por fluctuaciones en su valor razonable reconocidos en el patrimonio se incluyen en el estado de ganancias y pérdidas en el rubro Otros ingresos (egresos), neto".

Los intereses que surgen de los valores disponibles para la venta calculados usando el método de interés efectivo se reconocen en el estado de ganancias y pérdidas en el rubro otros ingresos. Los dividendos generados por instrumentos disponibles para la venta se reconocen en el estado de ganancias y pérdidas en el rubro otros ingresos cuando se ha establecido el derecho del Grupo a percibir el pago de los dividendos.

e) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, depósitos de libre disponibilidad en bancos altamente líquidos de corto plazo con vencimientos originales de tres meses o menos. Los sobregiros bancarios se muestran como parte de las obligaciones financieras en el pasivo corriente en el balance general.

f) Cuentas por cobrar comerciales -

Las cuentas por cobrar comerciales son los montos adeudados por los clientes por la mercadería vendida o por servicios prestados en el curso normal de los negocios. Si se esperan cobrar en un año o menos se clasifican como activos corrientes. De lo contrario se presentan como activos no corrientes.

Las cuentas por cobrar comerciales se reconocen inicialmente a su valor razonable y posteriormente se miden al costo amortizado utilizando el método de interés efectivo, menos la provisión por deterioro.

g) Deterioro de activos financieros -

El Grupo evalúa al final de cada período si hay evidencia objetiva de deterioro de un activo financiero o grupo de activos financieros. Si existe deterioro de un activo financiero o grupo de activos financieros la pérdida por deterioro se reconoce sólo si hay evidencia objetiva de deterioro como resultado de uno o más eventos que ocurrieron después del reconocimiento inicial del activo (un "evento de pérdida") y que el evento de pérdida (o eventos) tiene un impacto sobre los flujos de efectivo estimados del activo financiero o grupo de activos financieros que pueden ser estimados confiablemente.

El criterio que utiliza el Grupo para determinar si existe evidencia objetiva de una pérdida por deterioro incluye:

- Dificultad financiera significativa del emisor u obligado;
- Incumplimiento del contrato, como el incumplimiento de pagos o mora en el pago de intereses o del principal;
- El Grupo, por motivos económicos o legales relacionados con la dificultad financiera del deudor, le otorga una concesión que de lo contrario el deudor no podría considerar;
- Es probable que el prestatario entrará en bancarrota u otras reorganizaciones financieras;
- La desaparición de un mercado activo para ese activo financiero debido a dificultades financieras o Información disponible que indica que hay una reducción medible en los flujos de efectivo estimados de una cartera de activos financieros desde su reconocimiento inicial, aunque la reducción aún no se pueda identificar con los activos financieros individuales en la cartera, incluyendo:

    i) cambios adversos en el estado de pagos de los prestatarios en la cartera;
    ii) condiciones nacionales, locales o de la industria que se correlacione con los incumplimientos de los activos en la cartera.

Primero el Grupo evalúa si hay evidencia objetiva de deterioro.

El monto de la pérdida se mide como la diferencia entre el valor en libros de los activos y el valor presente de los futuros flujos de efectivo estimados (excluyendo las pérdidas crediticias futuras que no se han incurrido) descontados a la tasa de interés efectiva original del activo financiero. El valor en libros del activo se reduce y el monto de la pérdida se reconoce en el estado de ganancias y pérdidas. Si un préstamo o una inversión mantenida hasta su vencimiento tiene una tasa de interés variable, la tasa de descuento para medir cualquier pérdida por deterioro es la tasa de interés efectiva corriente determinada bajo el contrato. De forma práctica, el Grupo puede medir el deterioro sobre la base del valor razonable de un instrumento financiero utilizando su precio de mercado verificable.

Si, en un período posterior, el monto de la pérdida por deterioro disminuye y dicha disminución se relaciona objetivamente a un evento que haya ocurrido después de que se reconoció dicho deterioro (como una mejora en el ratio crediticio del deudor), se reconoce en el estado de ganancias y pérdidas la reversión de la pérdida por deterioro previamente reconocida.

El Grupo evalúa al final de cada período si existe evidencia objetiva de deterioro de un activo financiero o grupo de activos financieros. Respecto de los instrumentos de deuda, el Grupo utiliza el criterio indicado arriba.

h) Inversiones en asociadas y negocio conjunto -

La Compañía registra sus inversiones en asociadas y negocio conjunto bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros al valor en libros de la inversión. Los dividendos recibidos en efectivo reducen el valor de las inversiones. Las inversiones en subsidiarias, asociadas y negocio conjunto se presentan en el rubro Inversiones financieras del balance general.

i) Existencias -

Las existencias se registran al costo o a su valor neto de realización el que resulte menor, sobre la base del método de identificación específica, excepto repuestos que se registran por el método del costo promedio ponderado. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

j) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden sustancialmente las plantas, locales de venta y oficinas. Los terrenos se muestran a su valor razonable, sobre la base de tasaciones periódicas, efectuadas al menos cada seis años, por tasadores independientes. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos la depreciación acumulada y el importe acumulado de las pérdidas por deterioro en su valor. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes se incluyen en el valor en libros del activo o se reconocen como un activo separado, según corresponda, sólo cuando es probable que beneficios económicos futuros asociados con el activo, se generen para el Grupo y el costo de estos activos puede ser medido razonablemente. Los gastos de mantenimiento y reparación se cargan al estado de ganancias y pérdidas en el período en el que estos gastos se incurren.

Los aumentos en el valor en libros producto de la revaluación de los terrenos se acreditan a la cuenta Resultados no realizados en el patrimonio. Las disminuciones que revierten aumentos previos al mismo activo son cargados directamente contra dicha cuenta en el patrimonio; todas las demás disminuciones se cargan al estado de ganancias y pérdidas. El excedente de revaluación incluido en el patrimonio neto podrá ser transferido directamente a la cuenta Resultados acumulados, cuando se produzca la baja del activo correspondiente.

Los terrenos no se deprecian. La depreciación de otros activos se calcula por el método de línea recta y en función a horas-máquina utilizadas para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

	Años
Edificios y otras construcciones	33
Instalaciones	10
Maquinaria y equipo	5 y 10
Maquinaria y equipo de alquiler (*)	
Unidades de transporte	5
Muebles y enseres	4 y 10

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisan y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se reduce inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el valor recuperable de los activos. Los activos se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que el valor en libros podría no ser recuperable. El valor recuperable de los activos corresponde al monto neto que se obtendría de su venta o su valor en uso, el mayor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado de ganancias y pérdidas.

k) Contratos de arrendamiento -

La maquinaria y equipo arrendados por las entidades del Grupo a terceros a través de contratos de arrendamiento en los que una porción significativa de los riesgos y beneficios relativos a la propiedad son retenidos por dichas entidades se clasifican como arrendamientos operativos y se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando se cumple el ciclo de alquiler, estos activos son transferidos al rubro Existencias para su acondicionamiento y posterior venta. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

Por otro lado, los arrendamientos de inmuebles, maquinaria y equipo en los que el Grupo asume sustancialmente todos los riesgos y beneficios de la propiedad se clasifican como arrendamientos financieros. Los arrendamientos financieros se capitalizan al inicio del arrendamiento al menor valor que resulte de comparar el valor razonable del activo arrendado y el valor presente de los pagos mínimos a realizar por el Grupo por el arrendamiento.

Cada cuota de arrendamiento financiero se distribuye entre el pasivo y el cargo financiero de modo que se obtenga una tasa constante sobre el saldo pendiente de pago. La obligación por cuotas de arrendamiento correspondientes, neto de cargos financieros, se incluye en el rubro obligaciones financieras a largo plazo. El elemento de interés del costo financiero se reconoce en el estado de ganancias y pérdidas en el período del arrendamiento de manera que se obtenga una tasa de interés periódica constante sobre el saldo del pasivo para cada período.

l) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se incluyen en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

m) Deterioro de activos no financieros -

Los activos que tienen vida útil indefinida y no están sujetos a amortización, se someten a pruebas anuales de deterioro en su valor. Los activos sujetos a amortización se someten a pruebas de deterioro cuando se producen eventos o circunstancias que indican que podría no recuperarse su valor en libros. Las pérdidas por deterioro corresponden al monto en el que el valor en libros del activo excede a su valor recuperable. El valor recuperable de los activos corresponde al mayor entre el monto neto que se

obtendría de su venta o su valor en uso. Para efectos de la evaluación por deterioro, los activos se agrupan a los niveles más pequeños en los que generan flujos de efectivo identificables (unidades generadoras de efectivo).

n) Cuentas por pagar comerciales -

Las cuentas por pagar comerciales son obligaciones de pago por bienes o servicios adquiridos de proveedores en el curso normal de los negocios. Las cuentas por pagar se clasifican como pasivos corrientes si el pago se debe realizar dentro de un año o menos. De lo contrario se presentan como pasivos no corrientes.

Las cuentas por pagar se reconocen inicialmente a su valor razonable y posteriormente se remiden al costo amortizado usando el método de interés efectivo.

o) Obligaciones financieras -

Las obligaciones financieras se reconocen inicialmente a su valor razonable, neto de los costos de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el período de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

p) Impuesto a la renta corriente y diferido -

El gasto por impuesto a la renta del período comprende al impuesto a la renta corriente y al diferido. El impuesto se reconoce en el estado de ganancias y pérdidas, excepto cuando se trata de partidas que se reconocen directamente en el patrimonio. En este caso, el impuesto también se reconoce directamente en el patrimonio.

El cargo por impuesto a la renta corriente se calcula sobre la base de las leyes tributarias aplicables individualmente a las entidades que conforman el Grupo y promulgadas a la fecha del balance general. El Grupo, cuando corresponde, constituye provisiones sobre los montos que espera deberá pagar a las autoridades tributarias.

El impuesto a la renta diferido se provisiona en su totalidad, por el método del pasivo, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores presentados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias (y legislación) que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague.

Los impuestos a la renta diferidos activos sólo se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

El impuesto a la renta diferido se provisiona por las diferencias temporales que surgen de las inversiones en subsidiarias y en asociadas, excepto cuando la oportunidad en que se revertirán las diferencias temporales es controlada por la Compañía y es probable que la diferencia temporal no se revertirá en un momento previsible en el futuro.

Los saldos de impuestos a la renta diferidos activos y pasivos se compensan cuando exista el derecho legal exigible a compensar impuestos activos corrientes con impuestos pasivos corrientes y cuando los

impuestos a la renta diferidos activos y pasivos se relacionen con la misma autoridad tributaria en donde exista intención de liquidar los saldos sobre bases netas.

q) Beneficios al personal -

Participación en las utilidades

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base de las tasas aplicables según la legislación laboral vigente a la materia imponible determinada de acuerdo con la legislación tributaria vigente.

Vacaciones

Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

Compensación por tiempo de servicios

La provisión por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores.

r) Provisiones -

Las provisiones se reconocen cuando el Grupo tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

s) Distribución de dividendos -

La distribución de dividendos a los accionistas se reconoce como pasivo en los estados financieros en el período en el que los dividendos son aprobados por los accionistas de la Compañía.

t) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

u) Instrumentos financieros derivados y actividades de cobertura -

Los derivados se reconocen inicialmente a su valor razonable de la fecha en que se celebra el contrato del instrumento derivado y son permanentemente remedidos a su valor razonable. El método para reconocer la ganancia o pérdida resultante de los cambios en los valores razonables de los derivados

depende de si son designados como instrumentos de cobertura, y si es así, la naturaleza de la partida que se está cubriendo. El Grupo designa los contratos derivados como coberturas de un riesgo en particular asociado con un activo o pasivo reconocidos o de una transacción prevista altamente probable (cobertura de flujos de efectivo).

El Grupo documenta, al inicio de la transacción, la relación entre los instrumentos de cobertura y las partidas cubiertas, así como sus objetivos y estrategia de administración de riesgos que respaldan sus transacciones de cobertura. El Grupo además documenta su evaluación, tanto al comienzo de la cobertura como periódicamente, de si los derivados usados en las transacciones de cobertura son altamente efectivos en compensar los cambios en los valores razonables o en los flujos de efectivo de las partidas cubiertas.

Los valores razonables de los instrumentos derivados usados en coberturas se revelan en la Nota 3.1-a). El total del valor razonable de los derivados usados como cobertura se clasifica como activo o pasivo no corriente cuando el vencimiento del remanente de la partida cubierta es mayor a 12 meses, y se clasifica como activo o pasivo corriente cuando el vencimiento del remanente de la partida cubierta es menor a 12 meses.

La porción efectiva de los cambios en el valor razonable de los derivados que son designados y que califican como coberturas de flujos de efectivo se reconoce en el patrimonio. La ganancia o pérdida relativa a la porción inefectiva se reconoce inmediatamente en el estado de ganancias y pérdidas en el rubro "otros ingresos (gastos) - neto".

Los montos acumulados en el patrimonio neto se reciclan al estado de ganancias y pérdidas en los periodos en los que la partida cubierta afecta ganancias y pérdidas (por ejemplo, cuando la venta proyectada cubierta ocurre).

Cuando un instrumento de cobertura expira o se vende, o cuando deja de cumplir con los criterios para ser reconocido a través del tratamiento contable de coberturas, cualquier ganancia o pérdida acumulada en el patrimonio a esa fecha permanece en el patrimonio y se reconoce cuando la transacción proyectada afecte al estado de ganancias y pérdidas. Cuando se espere que ya no se producirá una transacción proyectada la ganancia o pérdida acumulada en el patrimonio se transfiere inmediatamente al estado de ganancias y pérdidas en el rubro "otros ingresos (gastos)".

v) Reconocimiento de ingresos -

Los ingresos comprenden el valor razonable de los ingresos por venta de maquinaria y de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.

- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho del Grupo de recibir su pago y se acreditan al costo de la inversión.

w) Capital -

Las acciones comunes se clasifican como patrimonio.

x) Información por segmentos -

La información por segmentos se presenta de manera consistente con los informes internos proporcionados al Responsable de toma de decisiones operativas. El Responsable de la toma de decisiones operativas, que es responsable de asignar los recursos y evaluar el rendimiento de los segmentos operativos, ha sido identificado como el comité ejecutivo que toma decisiones estratégicas.

3 ADMINISTRACION DE RIESGOS FINANCIEROS

3.1 Factores de riesgo financiero -

Las actividades del Grupo la exponen a ciertos riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia, a efectos de minimizarlos. Los riesgos financieros a los que el Grupo está expuesto son riesgos de mercado (incluyendo el riesgo de moneda y el riesgo de tasa de interés sobre el valor razonable y los flujos de efectivo), riesgo de crédito y riesgo de liquidez.

La gestión de riesgos es llevada a cabo por la Gerencia. La Gerencia identifica, evalúa y decide la contratación de coberturas para los riesgos financieros.

a) Riesgos de mercado -

i) Riesgos de cambio -

El riesgo de cambio surge cuando transacciones comerciales futuras y activos y pasivos reconocidos se denominan en una moneda que no es la moneda funcional del Grupo. El Grupo compra y vende sus productos, financia a sus clientes y mantiene endeudamiento en moneda extranjera y está expuesto al riesgo de cambio resultante de la exposición del dólar estadounidense.

El riesgo de cambio del pasivo neto en moneda extranjera se cubre económicamente con las existencias y la flota de alquiler, cuyos precios de venta se fijan en dólares estadounidenses. Asimismo, para una porción de sus ingresos en dólares, cubre con contratos forward de venta de moneda extranjera, el tipo de cambio al que los convertirá en moneda nacional, equivalente a un porcentaje de los gastos fijos. Ello solamente relacionado a las ventas proyectadas en dólares estadounidenses que califican como transacciones proyectadas “altamente probables”.

Al 31 de diciembre de 2009, el Grupo mantiene contratos forward con entidades financieras locales por un importe total de US$12.2 millones y que vencen durante el año 2010. Al 31 de diciembre de 2009, el valor razonable de los contratos forward asciende aproximadamente a S/.246 miles y se encuentra reconocido con cargo a los Resultados no realizados en el Patrimonio.

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2009	2008
	US$000	US$000
Activo		
Efectivo y equivalentes de efectivo	32,323	19,616
Cuentas por cobrar comerciales	144,580	127,222
Otras cuentas por cobrar	17,724	5,962
	194,627	152,800
Pasivo		
Obligaciones financieras	45,071	195,977
Cuentas por pagar comerciales	70,802	74,662
Otras cuentas por pagar e ingresos diferidos	28,034	18,773
Obligaciones financieras a largo plazo	185,797	217,053
	329,704	506,465
Pasivo neto	135,077	353,665

Sin embargo, al 31 de diciembre de 2009, el Grupo tiene inventarios y flota de alquiler por US$290 millones (US$423 millones al 31 de diciembre de 2008) que compensan el pasivo neto en moneda extranjera, ya que en su totalidad de transan en moneda extranjera.

Al 31 de diciembre de 2009, los tipos de cambio utilizados por el Grupo para el registro de los saldos en moneda extranjera han sido de S/.2.888 y S/.2.891 por US$1 para los activos y pasivos, respectivamente (S/.3.137 y S/.3.142 por US$1 para los activos y pasivos, respectivamente, al 31 de diciembre de 2008), los cuales son publicados por la Superintendencia de Banca, Seguros y AFP.

Al 31 de diciembre del 2009, el Grupo ha obtenido una ganancia por diferencia en cambio de S/.540.4 millones y una pérdida por diferencia en cambio de S/.471.1 millones (S/.338.3 millones y S/.400.2 millones de ganancia y pérdida por diferencia en cambio, respectivamente al 31 de diciembre del 2008).

Si al 31 de diciembre de 2009, el nuevo sol se hubiera revaluado/devaluado en 1% en relación con el dólar estadounidense; con todas las otras variables mantenidas constantes, la ganancia después de impuestos por el año habría sido de S/.3.5 millones menor/mayor (S/.0.6 millón mayor/menor al 31 de diciembre de 2008) principalmente como resultado de las ganancias/pérdidas de cambio de las cuentas por cobrar comerciales denominadas en dólares estadounidenses y las ganancias/pérdidas de cambio de las obligaciones financieras denominadas en dólares estadounidenses.

ii) Riesgo de tasa de interés sobre el valor razonable y los flujos de efectivo -

El riesgo de tasa de interés para el Grupo surge de su endeudamiento a largo plazo. El endeudamiento a tasas variables expone al Grupo al riesgo de tasa de interés sobre sus flujos de efectivo. El endeudamiento a tasas fijas expone al Grupo al riesgo de tasa de interés sobre el valor razonable de sus obligaciones financieras.

El Grupo analiza su exposición al riesgo de tasa de interés y evalúa su impacto teniendo en consideración la proyección del desempeño de las variables macroeconómicas. Basada en estas evaluaciones, el Grupo toma decisiones a efectos de alcanzar la función objetivo de contratar sus endeudamientos a tasa fija o variable. Al 31 de diciembre del 2009, aproximadamente, el 75% de los

pasivos del Grupo estaban contratados a tasa fijas y el 25% a tasas variables (63% y 37%, respectivamente, al 31 diciembre de 2008).

Adicionalmente, para aquellos pasivos contratados a tasas variables, el Grupo administra su riesgo de tasa de interés en sus flujos de efectivo usando permutas que intercambian tasas de interés variable a tasas fijas. Tales permutas de tasa de interés tienen el efecto económico de convertir los endeudamientos de tasas variables a tasas fijas. Por medio de los contratos de permuta de tasas de interés, el Grupo acuerda con otras entidades intercambiar, a intervalos específicos (por lo general trimestralmente), la diferencia de los montos de contratos a tasas de interés fijas y los de los contratos a tasas de interés variables calculados con referencia a los montos nominales acordados del principal.

Al 31 de diciembre de 2009, el Grupo mantiene contratos de permuta de tasas de interés con entidades financieras locales relacionadas con obligaciones financieras por un importe total de US$45.6 millones (US$58.5 millones al 31 de diciembre de 2008) a tasas de interés variable con vencimiento hasta mayo de 2015, quedando tan solo US$ 21.3 millones de préstamos a tasas variables sin cubrir con contratos de permuta (US$80 millones al 31 de diciembre de 2008). Los flujos netos correspondientes al pago de intereses a tasas variables de las obligaciones financieras y los flujos de liquidación de los instrumentos derivados resultan en pagos fijos de intereses. Al 31 de diciembre de 2009, el valor razonable de los contratos de permuta ascendente a S/.4.1 millones (S/.565 miles al 31 de diciembre de 2008) se reconoció en resultados no realizados del patrimonio, neto de su correspondiente impuesto a la renta y participaciones diferidos.

Si al 31 de diciembre de 2009, las tasas de interés de las obligaciones financieras hubieran sido 3.5% mayor/menor; con todas las demás variables mantenidas constantes, la ganancia después de impuestos habría sido de S/.602 miles menor/mayor, principalmente como resultado de un mayor/menor gasto por intereses generados por el endeudamiento a tasas de interés variables.

b) Riesgo de crédito -

El riesgo de crédito surge del efectivo y equivalentes de efectivo, así como la exposición al crédito de clientes, que incluye a los saldos pendientes de las cuentas por cobrar y a las transacciones comprometidas.

Respecto del efectivo y equivalentes de efectivo en instituciones financieras, el cual por lo general representa tan solo entre 25% - 30% del flujo de caja mensual, el Grupo evalúa su exposición al riesgo de crédito sobre la base de las calificaciones de riesgo independientes. Los riesgos de concentración de crédito pueden surgir de las colocaciones de excedentes de liquidez. Para tal fin, el Grupo tiene como política de distribución máximo de asignación a cada institución financiera al finalizar las operaciones diarias. El Grupo mantiene el efectivo y equivalentes de efectivo en instituciones financieras de primera categoría.

Con relación a clientes, el Grupo ha establecido políticas para asegurar que sus ventas se efectúan a clientes con adecuada historia de crédito. Entre ellas podemos mencionar topes establecidos para determinados sectores económicos en el portafolio de cuentas por cobrar, metas de morosidad a 30, 60 y 180 días, el requerimiento de cuotas iniciales y garantías mobiliarias e inmobiliarias.

c) Riesgo de liquidez -

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una

adecuada cantidad de fuentes de crédito. El Grupo mantiene adecuados niveles de efectivo y de líneas de crédito disponibles.

El Grupo administra y monitorea permanentemente sus reservas de liquidez, habiendo establecido metas para un ratio corriente mínimo de 1.5 a 1 y negociando permanentemente líneas con instituciones financieras locales y del exterior, manteniendo vigentes programas ante el Registro Público del Mercado de Valores para poder emitir títulos de deuda.

El cuadro a continuación analiza los pasivos financieros no derivados del Grupo agrupados sobre la base del período remanente a la fecha del balance general hasta la fecha de su vencimiento. Los montos revelados en el cuadro son los flujos de efectivo no descontados.

Al 31 de diciembre 2009	**Menos de 1 año S/.000**	**Entre 1 y 2 años S/.000**	**Entre 2 y 5 años S/.000**	**Más de 5 años S/.000**
Obligaciones financieras	304,295	288,625	218,906	787
Cuentas por pagar comerciales	214,471	-	-	-
Otras cuentas por pagar	148,763	-	-	-
	667,529	288,625	218,906	787

Al 31 de diciembre 2008	**Menos de 1 año S/.000**	**Entre 1 y 2 años S/.000**	**Entre 2 y 5 años S/.000**	**Más de 5 años S/.000**
Obligaciones financieras	768,340	158,963	365,789	3,115
Cuentas por pagar comerciales	261,627	-	-	-
Otras cuentas por pagar	116,173	-	-	-
	1,146,140	158,963	365,789	3,115

3.2 Administración del riesgo de la estructura de capital -

El Grupo tiene definido que alcanzar una óptima estructura de capital (deuda y patrimonio como el total de fuentes de financiamiento) permite optimizar la rentabilidad del negocio y cumplir sus compromisos con acreedores y accionistas. Para mantener o ajustar la estructura de capital, el Grupo tiene como política operar con endeudamientos conservadores. Asimismo, tiene establecido una política de dividendos, que establece un límite máximo equivalente al 50% de la utilidad y los niveles de créditos máximos permitidos son evaluados considerando los compromisos que mantiene vigente con sus acreedores y que permiten una estructura de capital óptima.

El Grupo monitorea su capital sobre la base del ratio de apalancamiento. Este ratio se calcula dividiendo la deuda neta entre el capital total. La deuda neta corresponde al total de obligaciones financieras (incluyendo las obligaciones corrientes y no corrientes) menos el efectivo y equivalentes de efectivo. El capital total corresponde al patrimonio tal y como se muestra en el balance general consolidado más la deuda neta.

Los ratios de apalancamiento al 31 de diciembre fueron los siguientes:

	2009 S/.000	2008 S/.000
Total obligaciones financieras	812,613	1,296,207
Menos: Efectivo y equivalentes de efectivo	(108,415)	(81,866)
Deuda neta	704,198	1,214,341
Total patrimonio	632,844	537,153
Total capital	1,337,042	1,751,494
Ratio de apalancamiento	53%	69%

La disminución de este ratio resultó como consecuencia de la disminución de las obligaciones financieras a corto plazo durante el 2009, sustancialmente mediante la realización de existencias.

3.3 Estimación de valor razonable de instrumentos financieros -

El valor razonable de los instrumentos financieros transados en mercados activos se basa en sus cotizaciones a la fecha del balance general.

El valor razonable de los instrumentos financieros que no se negocian en mercados activos se determina usando técnicas de valuación. El Grupo usa técnicas de valuación y aplica principalmente supuestos que se basan en las condiciones existentes del mercado a la fecha del balance general.

El valor razonable de las permutas de tasas de interés se calcula sobre la base del valor presente de los flujos de efectivo futuros estimados. El valor razonable de los contratos forward de moneda extranjera se determina usando los tipos de cambio de instrumentos cotizados a la fecha del balance general. El Grupo considera que el valor en libros menos la provisión por deterioro de las cuentas por cobrar y por pagar son similares a sus valores razonables. El valor razonable de los pasivos financieros se estima descontando los flujos de efectivo contractuales futuros a la tasa de interés vigente en el mercado que está disponible para instrumentos financieros similares.

4 ESTIMADOS Y CRITERIOS CONTABLES CRITICOS

Los estimados y criterios usados son continuamente evaluados y se basan en la experiencia histórica de otros factores, incluyendo la expectativa de ocurrencia de eventos futuros que se consideran razonables de acuerdo con las circunstancias.

El Grupo efectúa estimaciones y supuestos respecto del futuro, los cuales no siempre serán iguales a los respectivos resultados reales. Si estas estimaciones y supuestos, que están basados en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran en el futuro como resultado de cambios en las premisas en las que se sustentaron, los correspondientes saldos de los estados financieros serán corregidos en la fecha en la que el cambio en las estimaciones y supuestos se produzca. Las estimaciones y supuestos que tienen un riesgo significativo de causar un ajuste material a los saldos de los activos y pasivos en los próximos años corresponden a impuestos, estimación de las vidas útiles de activos fijos y los valores razonables de instrumentos financieros derivados y existencias. La determinación de las obligaciones y gastos por impuestos requiere de interpretaciones de la legislación tributaria aplicable. El Grupo cuenta con asesoría profesional en materia tributaria al momento de tomar alguna decisión sobre asuntos tributarios. Aún

cuando la Gerencia considera que sus estimaciones en materia tributaria son prudentes y conservadoras, pueden surgir discrepancias con la administración tributaria en la interpretación de normas que requieran de ajustes por impuestos en el futuro.

5 EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre este rubro comprende:

	2009 S/.000	2008 S/.000
Depósitos a plazo	87,857	43,196
Cuentas corrientes	18,577	37,621
Efectivo en tránsito	1,316	445
Fondo fijo	665	604
	108,415	81,866

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

6 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2009			2008		
	Corriente S/.000	Largo plazo S/.000	Total S/.000	Corriente S/.000	Largo plazo S/.000	Total S/.000
Facturas y letras	467,069	41,099	508,168	485,552	62,380	547,932
Intereses diferidos	(11,554)	(4,106)	(15,660)	(13,665)	(7,037)	(20,702)
Provisión para cuentas de cobranza dudosa	(47,307)	-	(47,307)	(42,292)	-	(42,292)
	408,208	36,993	445,201	429,595	55,343	484,938

Las facturas no devengan intereses por ser créditos de corto plazo y las letras por cobrar devengan un interés anual entre 16% y 20%.

Al 31 de diciembre de 2009, el valor razonable de las cuentas por cobrar comerciales es S/.445,201 (S/.484,938 al 31 de diciembre de 2008).

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2009 S/.000	2008 S/.000
Vigentes	372,065	440,009
Vencidas hasta 30 días	73,485	42,186
Vencidas mayores a 30 días	62,618	65,737
	508,168	547,932

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2009 S/.000	2008 S/.000
Saldo inicial	42,292	43,866
Adiciones del año	10,540	6,092
Aplicaciones por transferencia de cartera	-	(6,492)
Castigos	(1,488)	(3,063)
Diferencia en cambio	(3,612)	2,177
Otros ajustes	(425)	(288)
Saldo final	47,307	42,292

El gasto por la provisión para cuentas por cobrar deterioradas se incluyen en el rubro de "Gastos de administración y gastos de ventas" en el estado de ganancias y pérdidas. Las cuentas consideradas en la provisión generalmente se castigan cuando no hay expectativas de recuperación de efectivo adicional.

La exposición máxima al riesgo de crédito a la fecha de reporte es el valor en libros de las cuentas por cobrar mencionadas. Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, de solicitan garantías adicionales.

7 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2009 S/.000	2008 S/.000
Cuentas por cobrar a Caterpillar	21,909	16,381
Saldo a favor por pagos a cuenta del impuesto a la renta	12,168	13,484
Reclamos a terceros	3,133	3,213
Cuentas por cobrar al personal	2,879	4,697
Reintegros tributarios	2,747	5,730
Crédito fiscal del impuesto general a las ventas	2,561	9,653
Inversiones Progreso	1,722	1,871
Cuentas por cobrar operaciones de pedido directo	168	1,106
Adelanto a proveedores	-	3,069
Diversas	7,001	4,255
	54,288	63,459
Provisión para cuentas de cobranza dudosa	(3,063)	(3,343)
	51,225	60,116

Al 31 de diciembre de 2009, el valor razonable es S/.51,225 (S/.60,116 al 31 de diciembre de 2008). El detalle de la antigüedad de las cuentas por cobrar diversas es el siguiente:

	2009 S/.000	2008 S/.000
Vigentes	49,044	59,856
Vencidas hasta 30 días	853	1,106
Vencidas mayores a 181 días	4,391	2,497
	54,288	63,459

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2009 S/.000	2008 S/.000
Saldo inicial	3,343	3,226
Adiciones del año	-	44
Diferencia en cambio	(280)	73
Saldo final	3,063	3,343

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2009 S/.000	2008 S/.000
Máquinas, motores y automotores	313,200	475,028
Repuestos	129,866	144,417
Servicios de taller en proceso	33,313	39,393
Mercadería	54,746	64,023
Productos en proceso	4,152	10,693
Materias primas y material de empaque	9,021	6,121
Existencias por recibir	63,471	269,453
	607,769	1,009,128
Provisión para desvalorización de existencias	(11,253)	(6,541)
	596,516	1,002,587

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2009 S/.000	2008 S/.000
Saldo inicial	6,541	11,775
Adiciones del año	11,321	4,665
Transferencias al activo fijo	(1,043)	278
Aplicaciones por ventas	(5,177)	(5,205)
Otras aplicaciones por destrucción de existencias	(389)	(4,972)
Saldo final	11,253	6,541

En opinión de la Gerencia del Grupo, la provisión registrada es suficiente para cubrir los riesgos de deterioro u obsolescencia de las existencias a la fecha del balance general.

9 INVERSIONES FINANCIERAS

Al 31 de diciembre este rubro comprende:

	Cantidad 2009	Cantidad 2008	Participación en el capital %	Valor nominal unitario	Valores en libros 2009 S/.000	Valores en libros 2008 S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	25,365,384	25,365,384	13.79	S/.1	28,942	24,451
La Positiva Vida Seguros y Reaseguros S.A.	4,632,895	4,632,896	3.51	S/.1	4,506	4,290
No cotizadas en bolsa:						
Otros					1,311	1,673
					34,759	30,414
Crédito mercantil - Mega Representaciones S.A.					5,290	5,290
Crédito mercantil - Inlusa S.A.					2,865	-
Otras inversiones					208	2,394
					43,122	38,098

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2009, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Revaluación S/.000	Transferencias de existencias S/.000	Transferencias a existencias usadas S/.000	Otras transferencias S/.000	Saldos finales S/.000
Costo -								
Terrenos	79,941	3,722	(11,450)	27,668	-	-	(408)	99,473
Edificios y otras construcciones	124,360	1,627	(87)	-	-	-	21,309	147,209
Instalaciones	11,630	1,230	-	-	-	-	(145)	12,715
Maquinaria y equipo	182,562	15,897	(5,238)	-	10,809	(3,013)	(461)	200,556
Maquinaria y equipo, flota de alquiler	313,220	17,107	(16,688)	-	80,099	(59,068)	-	334,670
Unidades de transporte	10,670	1,354	(233)	-	1,132	(343)	121	12,701
Muebles y enseres	53,391	3,539	(27)	-	-	(10)	120	57,013
Unidades por recibir	-	2,653	-	-	-	-	-	2,653
Trabajos en curso	10,527	18,162	(610)	-	-	-	(21,864)	6,215
	786,301	65,291	(34,333)	27,668	92,040	(62,434)	(1,328)	873,205
Depreciación acumulada -								
Edificios y otras construcciones	44,572	3,687	(36)	-	-	-	(304)	47,919
Instalaciones	7,746	771	-	-	-	-	(41)	8,476
Maquinaria y equipo	117,555	16,035	(3,364)	-	255	(384)	214	130,311
Maquinaria y equipo, flota de alquiler	58,856	58,695	(6,651)	-	3,135	(17,979)	(63)	95,993
Unidades de transporte	7,417	1,468	(230)	-	-	(18)	66	8,703
Muebles y enseres	35,812	4,594	(13)	-	-	(6)	23	40,410
	271,958	85,250	(10,294)	-	3,390	(18,387)	(104)	331,812
Provisión para desvalorización	1,779	1,321	-	-	1,383	(339)	(353)	3,791
Costo neto	512,564							537,602

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre de 2008, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias de existencias S/.000	Transfe-rencias a existencias usadas S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -							
Terrenos	53,347	25,001	(242)	-	-	1,835	79,941
Edificios y otras construcciones	119,377	2,091	(97)	4,881	-	(1,892)	124,360
Instalaciones	11,163	906	(439)	-	-	-	11,630
Maquinaria y equipo	163,833	10,531	(3,573)	7,453	(670)	4,988	182,562
Maquinaria y equipo, flota de alquiler	182,595	110,112	(7,997)	148,822	(120,404)	92	313,220
Unidades de transporte	10,129	1,411	(214)	214	-	(870)	10,670
Muebles y enseres	46,604	7,370	(254)	-	-	(329)	53,391
Trabajos en curso	3,127	12,707	(394)	(4,881)	-	(32)	10,527
	590,175	170,129	(13,210)	156,489	(121,074)	3,792	786,301
Depreciación acumulada -							
Edificios y otras construcciones	41,138	3,578	(20)	-	-	(124)	44,572
Instalaciones	7,178	730	(131)	-	-	(31)	7,746
Maquinaria y equipo	105,214	14,624	(2,414)	9	(43)	165	117,555
Maquinaria y equipo, flota de alquiler	32,289	42,433	(2,979)	10,693	(23,460)	(120)	58,856
Unidades de transporte	7,261	1,079	(144)	-	-	(779)	7,417
Muebles y enseres	32,391	3,784	(28)	17	(34)	(318)	35,812
	225,471	66,228	(5,716)	10,719	(23,537)	(1,207)	271,958
Provisión para desvalorización	2,594	(362)	(14)	1,521	(1,830)	(130)	1,779
Costo neto	362,110						512,564

La última revaluación de los terrenos del Grupo, practicada por peritos independientes, se reconoció en mayo 2009. Las valuaciones de estos activos se efectuaron sobre la base de transacciones recientes en el mercado entre partes no relacionadas. El excedente de revaluación, neto del impuesto a la renta diferido aplicable, se abonó a Resultados no realizados en el patrimonio neto. Las revaluaciones anteriormente realizadas fueron en los años 1999 y 2005.

Durante el año 2009, el cargo al Costo de venta por concepto de depreciación correspondió a un importe de S/.67.5 millones (S/.51.0 millones durante el año 2008), S/.7.8 millones (S/.7.4 millones durante el año 2008) a los gastos de administración y S/.10.0 millones (S/.7.8 millones durante el año 2008) a los gastos de ventas.

Durante el año 2009, los ingresos por alquileres ascendentes a S/.100 millones (S/.80 millones durante el 2008) y S/.0.6 millones (S/.0.5 millones durante el 2008) relacionados con el alquiler de maquinaria y edificios, respectivamente, se incluyen en el Estado de ganancias y pérdidas.

Al 31 de diciembre de 2009, el Grupo mantiene vigentes hipotecas sobre los inmuebles del Grupo por US$12.0 millones (US$12.0 millones al 31 de diciembre de 2008) en garantía de obligaciones con Caterpillar Financial Services, que se tomaron en años anteriores y por las cuales actualmente existe un saldo por US$2.0 millones. (US$4.4 millones al 31 de diciembre de 2008).

Al 31 de diciembre de 2009, los rubros de edificios y muebles y enseres incluyen costo y depreciación acumulada por S/.25.2 millones y S/.2.2 millones, respectivamente, (S/.25.0 millones y S/.1.2 millones al 31 de diciembre de 2008, respectivamente) relacionados con contratos de arrendamiento financiero.

11 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre este rubro comprende:

	2009 S/.000	2008 S/.000
Impuesto a la renta	16,351	20,189
Participación de los trabajadores	4,960	5,788
	21,311	25,977

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos activo son las siguientes:

	Al 1 de enero de 2009 S/.000	Adiciones y reversiones del año 2008 S/.000	Al 31 de diciembre de 2009 S/.000
Provisión para desvalorización de existencias	2,836	2,207	5,043
Diferencias en tasas de depreciación	4,824	(2,182)	2,642
Otras provisiones	20,283	2,440	22,723
Resultado por la exposición a la inflación de existencias e inversiones	706	(56)	650
Provisión para vacaciones	4,427	(153)	4,274
Intangibles de duración limitada	(532)	(1,129)	(1,661)
Ganancias por ventas diferidas, neto	(2,862)	1,810	(1,052)
Operaciones de arrendamiento financiero	(1,587)	(2,120)	(3,707)
Revaluación de terrenos	(5,220)	(8,056)	(13,276)
Otras Partidas	3,102	2,573	5,675
Impuesto a la renta y participación diferida	25,977	(4,666)	21,311

	2009 S/.000	2008 S/.000
Total al final del año	21,311	25,977
Total al inicio del año	25,977	17,297
	(4,666)	8,680
Abono a resultados del año:		
Participación de los trabajadores	439	1,067
Impuesto a la renta	738	3,462
Ajustes	(5,843)	4,151
	(4,666)	8,680

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

12 OBLIGACIONES FINANCIERAS

Al 31 de diciembre este rubro comprende:

	2009 S/.000	2008 S/.000
Sobregiros bancarios	509	986
Préstamos:		
Scotiabank Perú	21,730	93,312
Banco Financiero del Perú	14,582	28,592
Caterpillar Americas Co	13,873	-
HSBC Bank (Panamá) S.A.	13,100	40,916
Banco Interamericano de Finanzas - BIF	12,502	20,609
Banco de Crédito del Perú	12,143	135,637
BBVA Banco Continental	11,443	9,290
Banco Santander Central Hispano	8,978	12,094
Banco Internacional del Perú	3,426	80,461
Caterpillar Financial Services	753	-
Banco de Crédito – Sucursal Panamá	-	69,124
Mercantil Commercebank	-	47,130
Standard Chartered Bank - New York	-	40,843
Citibank – Sucursal Lima	-	31,420
	112,530	609,428
	113,039	610,414

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas que fluctúan entre 1.87% y 9.9% tasa fija y a tasas de Libor más 2.95% y 4% y no cuentan con garantías específicas.

13 CUENTAS POR PAGAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2009 S/.000	2008 S/.000
Facturas	126,413	195,078
Letras	88,058	66,549
	214,471	261,627

Al 31 de diciembre de 2009, los saldos de facturas y pagarés por pagar incluyen principalmente cuentas por pagar a Caterpillar Américas Co. por US$29.8 millones y U$29.2 millones, respectivamente (US$28.6 millones y U$20.4 millones, respectivamente al 31 de diciembre de 2008), las que corresponden a pagarés por financiamiento de facturas que generan intereses a tasas anuales de Libor + 2.565%. Adicionalmente, los saldos de facturas por pagar a otros proveedores corresponden principalmente a Caterpillar Sales Inc. y Atlas Copco por US$2.1 millones y US$1.5 millones, respectivamente (US$4.6 millones y US$6.7 millones correspondientes a Agco Do Brasil y Paccar Int Bellow, respectivamente al 31 de diciembre de 2008).

14 OTRAS CUENTAS POR PAGAR

Este rubro comprende al 31 de diciembre:

	2009 S/.000	2008 S/.000
Provisión para gastos estimados	21,908	12,361
Anticipos de clientes	18,400	15,462
Pacific Service & Trading Inc.	7,624	9,019
Provisión para intereses de obligaciones por pagar	4,144	11,680
Provisión de beneficios sociales de trabajadores	1,795	1,911
Otros	16,172	10,800
	70,043	61,233

15 OBLIGACIONES FINANCIERAS A LARGO PLAZO

Al 31 de diciembre este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago: Total 2009 US$000	Total 2008 US$000	Total 2009 S/.000	Total 2008 S/.000	Corriente 2009 S/.000	Corriente 2008 S/.000	No corriente 2009 S/.000	No corriente 2008 S/.000
Caterpillar Financial											
Pagarés con Cat Financial Services que devengan un interés promedio anual fijo de 5.73%y Pagarés con Cat Leasing Chile que devengan un interés promedio anual de libor mas 2.05 % otorgados a Ferreyros S.A.A.	Pagarés	Trimestral hasta el 2015	81,281/(1) 51,296 (4)	51,296	65,018	148,297	204,286	60,344	58,078	87,953	146,207
Pagarés con Cat Financial Services que devengan un interés promedio anual fijo de 6.59%y Pagarés con Cat Leasing Chile que devengan un interés promedio anual de libor mas 2.05 % y 2.5% otorgados a subsidiarias.	Pagarés	Hasta noviembre 2014	21,497/ 19,379	19,379	18,144	56,241	57,011	16,465	23,165	39,776	33,846
Bonos Ferreyros											
Bonos emitidos primero, tercera, cuarta y sexta emisión del primer programa serie A y B que devengan intereses anuales de 6.12% y 6.25% respectivamente. Asimismo primera y sexta emisión del primer y segundo programa de instrumentos representativos de deuda serie A, B y C que devengan intereses entre 4.62% a 8.0%	Bonos Corporativos	Hasta noviembre de 2012	97,500/ (2) 97,500	97,500	88,000	281,873	276,496	50,593	39,275	231,280	237,221
Instituciones financieras locales y del exterior											
Contratos de arrendamiento financiero a tasas de interés anual que varían desde 3.8% hasta 12% otorgados a Ferreyros S.A.A. y Subsidiarias	Cuotas	Mes/Trim hasta el 2015	19,956/ 15,358	15,358	19,941	44,404	62,653	15,687	18,961	28,717	43,693
Pagarés con instituciones locales y del exterior a tasas anuales de 7.75% y libor mas 2% respectivamente otorgados a Ferreyros S.A.A.	Pagarés	Trimestral hasta el 2012	46,007/ 46,007 (3)	46,007	21,165	133,003	66,506	31,962	6,017	101,041	60,489
Pagarés con instituciones locales y del exterior a tasas anuales que varían desde 4% hasta 10.5% otorgados a subsidiarias	Pagarés	Mensual hasta el 2013	14,410/ 12,349 (3)	12,349	5,997	35,755	18,841	16,205	12,430	19,551	6,411
				241,889	218,265	699,573	685,793	191,256	157,926	508,318	527,867

(1) Corresponde a una línea de crédito en conjunto.
(2) Incluye US$37.5, US$2.5 y US$15 millones del primer programa primera emisión, tercera emisión y cuarta emisión, respectivamente y US$42.5 millones de instrumentos representativos de deuda.
(3) Incluye pagaré con Standard Chartered por US$4.4 millones por el cual se ha suscrito con una entidad financiera local contrato de permuta de tasa de interés (swap)
(4) Incluye pagarés con Cat Leasing Chile por US$32.8 millones por los cuales se ha suscrito con una entidad financiera local contratos de permuta de tasa de interés (swap).

Las obligaciones financieras relacionadas con arrendamientos financieros se encuentran garantizadas debido a que los derechos de propiedad sobre el activo revierten al arrendador en caso de incumplimiento por parte de la Compañía.

	2009 S/.000	2008 S/.000
Obligaciones por arrendamiento financieros – pagos mínimos de arrendamiento		
Hasta 1 año	17,797	26,434
Mayor a 1 año hasta 5 años	32,369	43,148
Mayor a 5 años	-	1,035
	50,166	70,617
Futuros cargos financieros sobre arrendamiento financieros	(5,762)	(7,964)
Valor presente de las obligaciones por arrendamientos financieros	44,404	62,653
El valor presente de las obligaciones por arrendamientos financieros es el siguiente:		
Hasta 1 año	17,169	25,244
Mayor a 1 año hasta 5 años	27,235	36,662
Mayor a 5 años	-	747
	44,404	62,653

16 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre de 2009, el capital autorizado, suscrito y pagado asciende a S/.467,297,784 formalizado mediante escritura pública y representado por 424,816,167 acciones comunes de un valor nominal de S/.1.10 cada una. Del total de acciones, el 84.44% pertenece a inversionistas nacionales y 15.56% a extranjeros.

Al 31 de diciembre de 2008, el capital autorizado, suscrito y pagado ascendió a S/.415,556,728 formalizado mediante escritura pública y representado por 377,778,844 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 84.32% pertenecen a inversionistas nacionales y 15.68% a extranjeros.

Al 31 de diciembre de 2009 y 2008, la cotización bursátil de las acciones de la Compañía ascendió a S/.2.64 y S/.2.25 por acción, respectivamente y su frecuencia de negociación fue de 95% y 75%, respectivamente. El número de acciones en circulación se muestra en la Nota 25.

Al 31 de diciembre de 2009, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	1,420	21.92
De 1.01 al 5.00	12	35.66
De 5.01 al 10	6	42.42
	1,438	100.00

b) Resultados no realizados -

Al 31 de diciembre de 2009, el saldo comprende:

- El excedente de revaluación, neto de su correspondiente impuesto a la renta diferido.
- El valor razonable de los instrumentos financieros derivados designados como de coberturas contables de flujos de efectivo, neto de su correspondiente impuesto a la renta diferido.
- Ajustes patrimoniales de ciertas subsidiarias y asociadas al valor de participación patrimonial.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre de 2009, los resultados acumulados incluyen S/.10.1 millones que deberán ser transferidos a la reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General Obligatoria de Accionistas del 31 de marzo de 2009 se aprobó la distribución de dividendos en efectivo por S/.20.8 millones y la capitalización de resultados acumulados por S/.51.7 millones. Asimismo, se aprobó la transferencia a la reserva legal de S/.8.6 millones proveniente de la utilidad del año 2008.

En Junta General Obligatoria de Accionistas del 26 de marzo de 2008 se aprobó la distribución de dividendos en efectivo por S/.40.3 millones y la capitalización de resultados acumulados por S/.79.8 millones. Asimismo, se aprobó la transferencia a la reserva legal de S/.12.7 millones proveniente de la utilidad del año 2007.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

17 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente. La tasa del impuesto a la renta es 30%.

La Ley No.27360 de fecha 30 de octubre de 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de la subsidiaria Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre de 2010.

De acuerdo con la legislación vigente, la participación de los trabajadores corresponde al 8% de la materia imponible a excepción de Fiansa S.A. (10%) y Orvisa - Servicios Técnicos S.A.C. (5%). Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

c) Al 31 de diciembre de 2009, Domingo Rodas S.A. no ha registrado el impuesto a la renta diferido activo relacionado con la pérdida tributaria. Al respecto, la Gerencia estima registrar dicho impuesto a la renta diferido activo cuando exista evidencia de su recuperabilidad.

d) Los años que están sujetos a fiscalización son los siguientes: Ferreyros S.A.A. del 2006 al 2009; Motorindustria S.A., Fiansa S.A., Orvisa S.A., Unimaq S.A., Domingo Rodas S.A., Depósitos Efe S.A. y Mega Representaciones S.A. (del 2005 al 2009); Ferrenergy S.A.C. (2006 al 2009); Cresko S.A. (del 2007 al 2009). Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

e) El gasto (ingreso) por impuesto a la renta y participación de los trabajadores mostrados en el estado de ganancias y pérdidas comprende:

	2009	**2008**
	S/.000	**S/.000**
Participación de los trabajadores:		
Corriente	16,517	14,194
Diferido (Nota 11)	(439)	(1,067)
	16,078	13,127
Impuesto a la renta:		
Corriente	57,097	48,326
Diferido (Nota 11)	(738)	(3,462)
	56,359	44,864

f) De acuerdo con la legislación vigente, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

g) El Impuesto Temporal sobre los Activos Netos grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta. A partir del año 2008, la tasa del impuesto es de 0.4% aplicable al monto de los activos netos que excedan S/.1 millón.

El monto efectivamente pagado podrá utilizarse como crédito contra los pagos a cuenta del Régimen General del Impuesto a la Renta o contra el pago de regularización del Impuesto a la renta del ejercicio gravable al que corresponda.

h) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de Orvisa, tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables.

18 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre de 2009, Ferreyros S.A.A. mantiene diversas acotaciones tributarias por el impuesto a la renta e impuesto general a las ventas por revisiones de ejercicios del 2000 al 2005, por un total aproximado de S/.97 millones, que incluye multas e intereses. La Compañía ha presentado los recursos de apelación ante la Superintendencia Nacional de Administración Tributaria (SUNAT) y el Tribunal Fiscal, según corresponde.

Asimismo, al 31 de diciembre del 2009, Ferreyros S.A.A. mantiene en proceso de reclamación, juicios por US$1.2 millones y S/.1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo con la evaluación de la Gerencia y sus asesores tributarios, se consideraron procedentes.

Compromisos -

Al 31 de diciembre del 2009, la Compañía tiene los siguientes compromisos:

a) Avales por US$30.3 millones y US$16.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente (avales por US$22.6 millones y US$15.6 millones, al 31 de diciembre de 2008, respectivamente).

b) Fianzas bancarias a favor de entidades financieras por US$4.9 millones, que garantizan transacciones diversas (US$9.1 millones al 31 diciembre de 2008).

c) Al 31 de diciembre de 2009, en la subsidiaria Depósitos Efe S.A., la mercadería en depósito simple y en depósito aduanero asciende a US$5 millones y US$8 millones, respectivamente (US$7 millones y US$13 millones, al 31 de diciembre de 2008, respectivamente). Asimismo, a esa fecha dicha compañía, tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.3 millones.

19 COSTO DE VENTAS

Este rubro por los años terminados el 31 de diciembre comprende:

	2009 S/.000	2008 S/.000
Inventario inicial de existencias	750,127	522,628
Compra de mercadería	1,296,214	1,780,705
Mano de obra y gastos de taller	119,259	119,686
Gastos de operación de flota de alquiler	82,808	71,262
Otros	43,847	46,579
Inventario final de existencias	(544,846)	(750,127)
	1,747,409	1,790,733

20 GASTOS DE ADMINISTRACION

Este rubro por los años terminados el 31 de diciembre comprende:

	2009 S/.000	2008 S/.000
Cargas de personal	51,396	45,322
Servicios prestados por terceros	24,302	26,227
Tributos	1,446	1,278
Cargas diversas de gestión	6,646	3,212
Depreciación y amortización	8,801	7,537
Provisiones del ejercicio	13,444	9,941
	106,035	93,517

21 GASTOS DE VENTA

Este rubro por los años terminados el 31 de diciembre comprende:

	2009 S/.000	2008 S/.000
Cargas de personal	103,175	105,173
Servicios prestados por terceros	40,970	37,689
Tributos	521	135
Cargas diversas de gestión	43,910	38,405
Depreciación y amortización	9,948	7,836
Provisiones del ejercicio	5,284	5,257
	203,808	194,495

22 INGRESOS (EGRESOS)

Este rubro por los años terminados el 31 de diciembre comprende:

	2009 S/.000	2008 S/.000
Ingresos por ventas de otros activos	4,632	1,721
Ingresos por servicios logísticos y monitoreo de máquina	1,010	549
Ingresos por resolución de contratos	2,084	3,732
Ingresos por alquiler de inmuebles	644	405
Ingresos por comisión de colocación de créditos	518	815
Provisión para desvalorización de existencias neto	(4,624)	1,720
Otros	2,296	1,879
	6,560	10,821

23 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2009 S/.000	2008 S/.000
Intereses por ventas a plazos	14,277	14,864
Intereses moratorios	4,763	3,848
Descuentos por pronto pago	908	10,334
Intereses por depósitos bancarios	250	1,790
Otros ingresos financieros	6,455	6,410
	26,653	37,246

24 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2009 S/.000	2008 S/.000
Intereses por préstamos bancarios	44,806	33,570
Intereses por bonos corporativos	17,266	15,262
Intereses por financiamiento de proveedores del exterior	3,275	2,330
Impuesto a las transacciones financieras	4,357	4,788
Otros gastos financieros	21,735	15,938
	91,439	71,888

25 UTILIDAD BASICA POR ACCION

La utilidad por acción es calculada dividiendo la utilidad correspondiente a los accionistas comunes entre el promedio ponderado de las acciones en circulación a la fecha del balance general:

	Acciones en circulación	Acciones base para el cálculo	Días de vigencia hasta el cierre del año	Promedio ponderado de acciones
Ejercicio 2008				
Saldo al 1 de enero de 2008 y al 31 de diciembre del 2008	377,680,455	424,816,167	365	424,816,167
Ejercicio 2009				
Saldo al 1 de enero de 2009 y al 31 de diciembre del 2009	424,816,167	424,816,167	365	424,816,167

El número de acciones emitidas por las capitalizaciones de resultados acumulados y de excedente de revaluación se han ajustado retroactivamente para todos los periodos presentados.

El cálculo de la utilidad por acción al 31 de diciembre se presenta a continuación:

	Al 31 de diciembre de 2009			Al 31 de diciembre de 2008		
	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.	Utilidad numerador S/.	Acciones denominador	Utilidad por acción S/.
Utilidad básica por acción	100,006,000	424,816,167	0.235	80,952,000	424,816,167	0.191

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

26 INFORMACION POR SEGMENTOS

La Gerencia ha determinado los segmentos operativos sobre la base de los informes revisados por el Directorio.

El Directorio considera el negocio desde una perspectiva por producto en base a las unidades de negocio en las que opera, que incluye lo siguiente:

- Equipos pesados que incluyen las operaciones de compra - venta de equipos, sus respectivos repuestos y servicios de mantenimiento y reparación.
- Automotores, que incluye las operaciones de compra - venta de vehículos automotrices, sus respectivos repuestos y servicios de mantenimiento y reparación.
- Alquiler de equipos
- Equipos agrícolas, que incluye las operaciones de compra - venta de equipos agrícola, sus respectivos repuestos y servicios de mantenimiento y reparación.
- Otras unidades de negocio.

La Gerencia no considera necesario incluir la información por segmento geográfico, debido principalmente a que en el caso de la Compañía no existe un componente diferenciable que esté dedicado a suministrar productos y servicios dentro de un entorno particular y que esté sujeto a riesgos y rentabilidad diferente. Todas las operaciones de la Compañía se realizan en el territorio nacional, están sujetas a los mismos riesgos, no existiendo diferencias de rentabilidad en razón de la región o lugar en que se realizan las ventas.

La información por segmentos que se presenta a continuación esta expresada en miles de soles:

	2009						2008					
	Equipos pesados, repuestos y servicios S/.000	Automotores, repuestos y servicios S/.000	Alquiler de equipos S/.000	Equipos agrícolas, repuestos y servicios S/.000	Otras unidades de negocio S/.000	Total S/.000	Equipos pesados, unidades de negocios S/.000	Automotores, repuestos y servicios S/.000	Alquiler de equipos S/.000	Equipos agrícolas, repuestos y servicios S/.000	Otras unidades de negocio S/.000	Total S/.000
Total ingresos por venta y servicios	1,697,924	154,711	100,408	52,509	207,736	2,213,288	1,698,958	263,252	79,963	64,339	197,734	2,304,246
Resultados												
Utilidad de operación	127,447	3,094	21,875	1,325	10,618	164,359	155,372	28,354	21,467	10,098	22,545	237,836
Gastos por intereses						(91,439)						(71,888)
Ingresos por intereses						26,653						37,246
Ingresos por participación en asociada						3,620						(2,365)
Diferencia en cambio						69,250						(61,886)
Otros (gastos) ingresos												
Participación de los trabajadores						(16,078)						(13,127)
Impuesto a la renta						(56,359)						(44,864)
Utilidad del año						100,006						80,952
Otra información												
Activos por segmento -												
Cuentas por cobrar comerciales	304,439	50,138	6,451	19,086	65,087	445,201	331,054	58,573	15,681	19,730	59,900	484,938
Existencias	427,028	73,854	6,574	19,627	69,433	596,516	743,020	112,484	24,459	28,550	94,074	1,002,587
Activos fijos	212,191	32,375	193,828	9,904	89,304	537,602	221,465	6,842	192,668	4,320	87,269	512,564
Inversiones a valor de participación proporcional						43,122						38,098
Activos no distribuidos						190,806						184,785
Total activos						1,813,247						2,222,972
Total pasivos no distribuidos						1,180,403						1,685,819
Depreciación (*)	17,425	944	58,695	379	7,807	85,250	17,021	1,470	42,433	406	4,898	66,228
Otras provisiones (*)	22,640	2,252	1,317	739	-	26,948	14,225	2,465	619	560	-	17,869
Inversiones en activos fijos	18,026	1,384	17,107	470	28,304	65,291	25,554	3,542	110,112	929	29,992	170,129

(*) Corresponde a las provisiones del ejercicio. Las otras provisiones comprenden la provisión para desvalorización de existencias y de activos fijos y las provisiones por concepto de gastos del directorio y de bonos a los trabajadores.

27 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2009 S/.000	2008 S/.000
Transferencias de existencias a inmuebles, maquinaria y equipo	87,267	142,440
Transferencias de inmuebles, maquinaria y equipo a existencias	43,709	94,206

28 EVENTO POSTERIOR A LA FECHA DEL BALANCE

Con fecha 1 de enero de 2010, la Compañía cerró la operación de adquisición del 100% de las acciones de Gentrac Corporation por un precio estimado de US$45 millones. Gentrac Corporation es el distribuidor autorizado para la venta de maquinaria y equipos de la marca Caterpillar en Guatemala, El Salvador y Belice.

I. Carta del Presidente del Directorio a los señores accionistas

Por encargo del directorio, me es grato alcanzar a los señores accionistas un resumen de los principales logros de la empresa en el ejercicio 2009, así como algunas estimaciones sobre el probable comportamiento de la empresa en el 2010. Este resumen será complementado con el Informe de la Gestión del 2009.

El año 2009 será recordado como el año en que el mundo vivió una recesión casi generalizada, como resultado de una crisis financiera desencadenada a fines del 2008. Las principales economías entraron a un periodo de recesión y arrastraron, en mayor o menor grado, a casi todos los demás países, los mismos que reaccionaron de distintas maneras y con diferentes herramientas para contrarrestar los efectos nocivos de la crisis. El Perú, cuyas autoridades económicas anunciaron en un inicio que el impacto de la crisis sería reducido, pudo crecer aunque solo a una tasa ligeramente superior al 1%, sustancialmente menor que la tasa del 9.8% experimentada en el 2008.

En dicho entorno adverso, caracterizado por la incertidumbre y por las amenazas de la crisis externa, Ferreyros, que venía creciendo a lo largo de seis años consecutivos, se propuso inicialmente mantener un volumen de negocios en niveles similares a los del 2008, año en el que había alcanzado una cifra récord de ingresos. Los resultados finales del ejercicio mostrarían que si bien no se pudo repetir esa cifra, las ventas alcanzaron un nivel inferior al del 2008 en solo 3.2% tanto para las ventas de Ferreyros S.A.A. como cuando se suma las ventas de sus empresas subsidiarias.

El sector minero inició el año con una política conservadora en sus inversiones al enfrentarse a una caída de los precios de los minerales. Dicha posición fue dejada de lado hacia mediados de año, en medio de una consistente recuperación de los precios internacionales, cuando importantes empresas mineras decidieron las compras para sus expansiones o nuevos proyectos. El sector hidrocarburos fue fuertemente afectado durante gran parte del año, por la caída en el precio del petróleo que ocasionó la paralización de algunos pozos en la selva y norte del país. El sector pesquero tuvo que adecuarse al nuevo sistema de cuotas de captura, el cual genera al inicio una menor necesidad de construcción y reparación de embarcaciones, que son atendidas con motores marinos existentes en las empresas. El sector agrícola, en especial la agroindustria, detuvo su crecimiento a raíz de que los productos de exportación experimentaron una menor demanda en los mercados del exterior, principalmente Europa y Estados Unidos. El sector construcción se mantuvo expectante todo el año, listo para realizar importantes inversiones para atender las obras que fueran convocadas como parte de un paquete de estímulo económico que no llegó a ser desplegado en toda su extensión. Sin embargo, el sector continuó creciendo gracias a importantes obras de infraestructura que están contribuyendo a una mayor modernidad del país.

En ese entorno que mostraba un diverso comportamiento frente a la crisis, la empresa se mantuvo muy cerca de sus clientes y del mercado en general, atendiendo sus diferentes necesidades. Con ese enfoque, adquirió mayor importancia la propuesta integral de la empresa a sus clientes, que incluía la entrega oportuna de equipos, un mejorado servicio posventa, la capacitación a operadores, el aporte de nuevos

recursos tecnológicos y el financiamiento directo o indirecto, captando su atención y manteniendo el liderazgo. Como consecuencia, la participación de mercado de la empresa aumentó en varios segmentos en los que comercializa maquinaria y equipos.

Reflejando esta intensa actividad, las ventas de Ferreyros alcanzaron los US$ 614 millones y si sumamos las ventas de sus empresas subsidiarias, la cifra se eleva a US$ 758 millones. Cabe señalar que, en el año, obtuvimos importantes órdenes de compra de camiones mineros y maquinaria auxiliar para el nuevo proyecto Toromocho, para la expansión de Antamina y para la reposición parcial de la flota de Minera Yanacocha.

En el campo financiero, la empresa logró mejorar su estructura financiera, al haber reducido el ratio de endeudamiento de 2.52 a 1.41 y el ratio, después de consolidar balances con sus subsidiarias, de 3.04 a 1.89. El incremento de este ratio a principios del año, tal como se adelantó en la Junta General de Accionistas de marzo de 2009, fue producto de un aumento del inventario de maquinaria y equipos, derivado, en primer lugar, de la compra de un importante lote de camiones mineros a principios de año cuya entrega fue diferida unos meses. En segundo lugar, los mayores niveles de demanda y mayores tiempos de reposición que prevalecieron en el año anterior impulsaron compras de inventario sin guardar relación con la demanda de esos meses. Sin embargo, frente a la gradual recuperación de la economía, los clientes reanudaron sus proyectos y reactivaron sus adquisiciones de maquinaria y equipos, lo que permitió una reducción de los niveles de inventario, que bajaron gradualmente de US$ 210 millones a US$ 111 millones en el transcurso del año. Lo anterior, sumado a una reducción del costo del dinero, permitió que el gasto financiero de la empresa cayera marcadamente, de un promedio mensual de US$ 2.4 millones, en el primer trimestre del año, a US$ 1.5 millones al mes en promedio en el último trimestre.

Como resultado de este conjunto de factores, buen nivel de ventas, menores inventarios, reducción progresiva de los gastos financieros y ganancia de cambio, las utilidades después de impuestos alcanzaron la cifra de S/. 100.5 millones, lo que representa un crecimiento de 25% con respecto a la utilidad alcanzada en el 2008. Debe señalarse que la ganancia de cambio ha sido significativa, compensando la pérdida que por el mismo concepto se tuvo el año pasado, tal como se informó oportunamente a los señores accionistas.

Por otro lado, en el mes de diciembre, anunciamos nuestra incursión en el mercado internacional con la compra de las empresas que representan a Caterpillar en El Salvador, Guatemala y Belice, las que teniendo muy buena situación económica y financiera habían sido puestas en venta por sus anteriores accionistas por razones de carácter personal. Gracias a una invitación de Caterpillar y después de negociaciones con sus propietarios durante el año 2009, concluimos el proceso de adquisición de Gentrac Group a través de una nueva empresa subsidiaria de Ferreyros S.A.A. creada bajo el nombre de INTI, Inversiones Interamericanas Corp., compra que se concretó en la primera semana del presente año con el financiamiento de Caterpillar Financial Services. Esta adquisición no representa distracción de recursos financieros ni gerenciales de la organización.

La internacionalización de Ferreyros permitirá no solo incrementar su gestión en un negocio que conoce, sino que contribuirá al intercambio de las mejores prácticas con los nuevos territorios, alcanzando además beneficios complementarios gracias a las sinergias que desarrollará.

En resumen, el directorio considera que en el ejercicio 2009 se ha desplegado un importante esfuerzo para alcanzar los resultados favorables que Ferreyros presenta a sus accionistas y considera que la empresa está mejor preparada para afrontar exitosamente un año 2010. Este se presenta con buenos augurios, sustentados en varios indicadores de recuperación y crecimiento económico y en las positivas actitudes empresariales reflejadas en algunos indicadores especializados. Asimismo, contribuye a crear este positivo entorno, el anuncio de ejecución de importantes proyectos de infraestructura y de explotación de recursos naturales.

Para este nuevo ejercicio, Ferreyros renueva el compromiso de continuar acercándose a sus clientes con esmerado esfuerzo, en un afán de entender cada vez mejor sus negocios y poder continuar aportando más valor a su propuesta.

Al concluir el ejercicio 2009 y al inicio de otro marcado por expectativas promisorias, debo reiterar nuestro reconocimiento a los accionistas por la confianza depositada; a nuestros clientes por su lealtad y continua preferencia; a Caterpillar y a las otras prestigiosas empresas representadas, por su constante respaldo; a aquellas instituciones que, por su confianza en la empresa, nos han otorgado su aporte financiero y a nuestros trabajadores, sin cuyo concurso leal y eficiente no habríamos podido alcanzar las metas logradas.

A continuación, me complace presentar a los señores accionistas el "Informe de la Gestión del 2009", elaborado por la gerencia y aprobado por el directorio, en sesión de fecha 24 de febrero 2010, así como los estados financieros, de acuerdo con la Resolución Conasev Nº 141.98 EF/94.10, que norma la presentación de las memorias anuales de empresas, incluyendo la declaración de responsabilidad a que obliga dicha norma.

Oscar Espinosa





2009



MEMORIA ANUAL

Ferreyros

Ferreyros

Memoria Anual 2009

Aprobada por el directorio en su sesión del

24 de febrero de 2010

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2009.

Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.



Mariela García Figari de Fabbri
Gerente General



Víctor Astete Palma
Gerente División de Contraloría



Bernardo Chauca Quispe
Gerente de Contabilidad

Lima, 31 de marzo de 2010

Contenido

I. Carta del Presidente del Directorio a los señores accionistas

Por encargo del directorio, me es grato alcanzar a los señores accionistas un resumen de los principales logros de la empresa en el ejercicio 2009, así como algunas estimaciones sobre el probable comportamiento de la empresa en el 2010. Este resumen será complementado con el Informe de la Gestión del 2009.

El año 2009 será recordado como el año en que el mundo vivió una recesión casi generalizada, como resultado de una crisis financiera desencadenada a fines del 2008. Las principales economías entraron a un periodo de recesión y arrastraron, en mayor o menor grado, a casi todos los demás países, los mismos que reaccionaron de distintas maneras y con diferentes herramientas para contrarrestar los efectos nocivos de la crisis. El Perú, cuyas autoridades económicas anunciaron en un inicio que el impacto de la crisis sería reducido, pudo crecer aunque solo a una tasa ligeramente superior al 1%, sustancialmente menor que la tasa del 9.8% experimentada en el 2008.

En dicho entorno adverso, caracterizado por la incertidumbre y por las amenazas de la crisis externa, Ferreyros que venía creciendo a lo largo de seis años consecutivos, se propuso inicialmente mantener un volumen de negocios en niveles similares a los del 2008, año en el que había alcanzado una cifra récord de ingresos. Los resultados finales del ejercicio mostrarían que si bien no se pudo repetir esa cifra, las ventas alcanzaron un nivel inferior al del 2008 en solo 3.2% tanto para las ventas de Ferreyros S.A.A. como cuando se suma las ventas de sus empresas subsidiarias.

El sector minero inició el año con una política conservadora en sus inversiones al enfrentarse a una caída de los precios de los minerales. Dicha posición fue dejada de lado hacia mediados de año, en medio de una consistente recuperación de los precios internacionales, cuando importantes empresas mineras decidieron las compras para sus expansiones o nuevos proyectos. El sector hidrocarburos fue fuertemente afectado durante gran parte del año, por la caída en el precio del petróleo que ocasionó la paralización de algunos pozos en la selva y norte del país. El sector pesquero tuvo que adecuarse al nuevo sistema de cuotas de captura, el cual genera al inicio una menor necesidad de construcción y reparación de embarcaciones, que son atendidas con motores marinos existentes en las empresas. El sector agrícola, en especial, la agroindustria, detuvo su crecimiento a raíz de que los productos de exportación experimentaron una menor demanda en los mercados del exterior, principalmente Europa y Estados Unidos. El sector construcción se mantuvo expectante todo el año, lista para realizar importantes inversiones para atender las obras que fueran convocadas como parte de un paquete de estímulo económico que no llegó a ser desplegado en toda su extensión. Sin embargo, el sector continuó creciendo gracias a importantes obras de infraestructura que están contribuyendo a una mayor modernidad del país.

En ese entorno que mostraba un diverso comportamiento frente a la crisis, la empresa nos mantuvimos muy cerca de nuestros clientes y del mercado en general, atendiendo sus

diferentes necesidades. Con ese enfoque, adquirió mayor importancia la propuesta integral de la empresa a sus clientes, que incluía la entrega oportuna de equipos, un mejorado servicio posventa, la capacitación a operadores, el aporte de nuevos recursos tecnológicos y el financiamiento directo o indirecto, captando su atención y manteniendo el liderazgo. Como consecuencia, nuestra participación de mercado aumentó en varios segmentos en los que comercializa maquinaria y equipos.

Reflejando esta intensa actividad, las ventas de Ferreyros alcanzaron los US$ 614 millones y si sumamos las ventas de sus empresas subsidiarias, la cifra se eleva a US$ 758 millones. Cabe señalar que, en el año, obtuvimos importantes órdenes de compra de camiones mineros y maquinaria auxiliar para el nuevo proyecto Toromocho, para la expansión de Antamina y para la reposición parcial de la flota de Minera Yanacocha.

En el campo financiero la empresa, logramos mejorar su estructura financiera, al haber reducido el ratio de endeudamiento de 2.52 a 1.41 y el ratio después de consolidar balances con sus subsidiarias de 3.04 a 1.89. El incremento de este ratio a principios del año, tal como se adelantó en la Junta General de Accionistas de marzo de 2009, fue producto de un aumento del inventario de maquinaria y equipos, derivado, en primer lugar, de la compra de un importante lote de camiones mineros a principios de año cuya entrega fue diferida unos meses. En segundo lugar, los mayores niveles de demanda y mayores tiempos de reposición que prevalecieron en el año anterior impulsaron compras de inventario sin guardar relación con la demanda de esos meses. Sin embargo, frente a la gradual recuperación de la economía, los clientes reanudaron sus proyectos y reactivaron sus adquisiciones lo que permitió una reducción de los niveles de inventario, que bajaron gradualmente de US$ 210 millones a US$ 111 millones en el transcurso del año. Lo anterior, sumado a una reducción del costo del dinero, permitió que el gasto financiero de la empresa cayera marcadamente, de un promedio mensual de US$ 2.4 millones, en el primer trimestre del año, a US$ 1.5 millones en promedio al mes en el último trimestre.

Como resultado de este conjunto de factores, buen nivel de ventas, menores inventarios, reducción progresiva de los gastos financieros y ganancia de cambio, las utilidades después de impuestos alcanzaron la cifra de S/. 100.5 millones, que representa un crecimiento de 25% con respecto a la utilidad alcanzada en el 2008. Debe señalarse que la ganancia de cambio ha sido significativa, compensando la pérdida que por el mismo concepto se tuvo el año pasado, tal como se informó oportunamente a los señores accionistas.

Por otro lado, en el mes de diciembre, anunciamos nuestra incursión en el mercado internacional con la compra de las empresas que representan a Caterpillar en El Salvador, Guatemala y Belice las que teniendo muy buena situación económica y financiera habían sido puestas en venta por sus anteriores accionistas por razones de carácter personal. Gracias a una invitación de Caterpillar y después de negociaciones con sus propietarios durante el año 2009, concluimos el proceso de adquisición de Gentrac Group a través de una nueva empresa subsidiaria de Ferreyros SAA creada bajo el nombre de INTI, Inversiones Interamericanas Corp., compra que se concretó en la primera semana del presente año con el financiamiento de Caterpillar Financial Services. Esta adquisición no representa distracción de recursos financieros y gerenciales de la organización.

La internacionalización de Ferreyros permitirá no solo incrementar su gestión en un

negocio que conoce, sino que contribuirá al intercambio de las mejores prácticas con los nuevos territorios, alcanzando además beneficios complementarios gracias a las sinergias que desarrollará.

En resumen, el directorio considera que en el ejercicio 2009 se ha desplegado un importante esfuerzo para alcanzar los resultados favorables que Ferreyros presenta a sus accionistas y considera que la empresa está mejor preparada para afrontar exitosamente un año 2010. Este se presenta con buenos augurios, sustentados en varios indicadores de recuperación y crecimiento económico y en las positivas actitudes empresariales reflejadas en algunos indicadores especializados. Asimismo, contribuye a crear este positivo entorno, el anuncio de ejecución de importantes proyectos de infraestructura y de explotación de recursos naturales.

Para este nuevo ejercicio, Ferreyros renueva el compromiso de continuar acercándose a sus clientes con esmerado esfuerzo, en un afán de entender cada vez mejor sus negocios y poder continuar aportando más valor a su propuesta.

Al concluir el ejercicio 2009 y al inicio de otro marcado por expectativas promisorias, debo reiterar nuestro reconocimiento a los accionistas por la confianza depositada; a nuestros clientes por su lealtad y continua preferencia; a Caterpillar y a las otras prestigiosas empresas representadas, por su constante respaldo; a aquellos que, por su confianza en la empresa, nos han otorgado su aporte financiero y a nuestros trabajadores sin cuyo concurso leal y eficiente no habríamos podido alcanzar las metas logradas.

A continuación, me complace presentar a los señores accionistas el "Informe de la Gestión del 2009", elaborado por la gerencia y aprobado por el directorio, en sesión de fecha 24 de febrero 2010, así como los estados financieros, de acuerdo con la Resolución Conasev Nº 141.98 EF/94.10, que norma la presentación de las memorias anuales de empresas, incluyendo la declaración de responsabilidad a que obliga dicha norma.



II. Informe de la gestión del 2009

Breve reseña de la empresa

Ferreyros fue fundada en 1922 por iniciativa de Enrique Ferreyros Ayulo y de tres socios, para dedicarse a la comercialización de productos de consumo. En 1942 inicia sus actividades dentro del rubro de bienes de capital al asumir la representación de Caterpillar Tractor, lo cual significó un cambio total en la actividad de la empresa.

A partir de 1965, con miras a lograr mayor cobertura para vender sus productos, inició la descentralización de la empresa y constituyó oficinas en provincias, así como diversas empresas filiales.

En 1971, con el fin de poder sustentar su crecimiento, los accionistas deciden abrir su accionariado e inscribir a Ferreyros en la Bolsa de Valores de Lima (BVL).

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo y decide concentrar esfuerzos en su giro principal de negocios que es el de bienes de capital, para lo cual toma nuevas representaciones que complementan la línea Caterpillar. De esta manera, puede atender mejor a sus clientes que se encuentran en diversos sectores productivos de la economía. En la década de los noventa, la empresa empieza el negocio de alquiler de equipos y la venta de maquinaria usada. En esa misma década, comienza a atender proyectos mineros de tajo abierto, recién concesionados o privatizados, trayendo los primeros camiones mineros fuera de carretera Caterpillar.

En 1994, da comienzo a sus colocaciones de bonos corporativos y se convierte en un importante partícipe del mercado de capitales, en el que ha actuado activamente y con mucho éxito. A partir de 1995, la empresa realiza importantes inversiones para mejorar la infraestructura de oficinas y talleres y para preparar a su personal de servicio, a fin de que pueda atender los contratos de mantenimiento y reparaciones de las grandes flotas de la minería. Asimismo, decide incursionar en la venta de maquinaria para la minería subterránea.

Respondiendo al crecimiento experimentado, en 1997, la empresa realiza una exitosa colocación de acciones en el ámbito nacional e internacional, lo que hace posible un incremento de su patrimonio en US$ 22 millones.

La brusca desaceleración del crecimiento de la economía en el periodo 1998-2001 repercute negativamente en las ventas de Ferreyros y se adecua la organización y sus finanzas al nuevo tamaño del mercado.

Entre el 2002 y el 2009, la empresa enfrenta un periodo de crecimiento acelerado logrando un crecimiento acumulado de 223%, gracias a la incorporación de nuevas líneas de productos y servicios, y a la atención de un creciente número de clientes, todo ello

posible debido a las importantes inversiones realizadas en infraestructura, sistemas y capacitación de personal.

En dicho periodo también se da un fuerte crecimiento en sus subsidiarias, las cuales hoy llegan a representar 19% de los negocios de la organización y complementan la oferta a muchos clientes comunes con la principal Ferreyros.

En el año 2009, la empresa afrontó con éxito la crisis internacional, que impactó negativamente a la economía internacional, ya que prácticamente mantuvo los volúmenes de operación del 2008 e inicia el 2010 con miras a retomar interesantes tasas de crecimiento. Una manera de lograr este desempeño es a través de la internacionalización. En diciembre de 2009, se concretó el acuerdo para la compra de acciones de la empresa Gentrac Corporation, representante de Caterpillar en tres países centroamericanos, operación que fue posible gracias a la invitación que hiciera esta última a Ferreyros para asumir su representación en dichos territorios.

De acuerdo con sus estatutos, Ferreyros S.A.A. tiene por objeto la compraventa de mercadería y productos nacionales y extranjeros; la importación y exportación de mercadería y artículos en general; la provisión de servicios y la realización de inversiones y comisiones. Su duración es indefinida y su giro de negocio corresponde a la agrupación 5150, división N° 51 de la clasificación CIIU de la Organización de las Naciones Unidas.

Gestión comercial

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, orienta sus actividades comerciales a diversos sectores económicos del país, como minería, construcción, energía, hidrocarburos, pesca, gobierno, agricultura y transporte. A continuación se presenta una sucinta descripción del desempeño de dichos sectores y su relación con las operaciones de Ferreyros en el año 2009.

Dada la diversidad de minerales que el Perú produce, el comportamiento de los precios de cada uno de los metales básicos afectó a los distintos productores mineros en diferentes oportunidades y con variados matices. Sin embargo, mirando el año 2009 en su conjunto, la canasta de minerales que el país produce mostró un desempeño plenamente positivo.

En el Perú, la minería de tajo abierto -que produce grandes cantidades de mineral y en cuyo proceso requiere movilizar gigantescos volúmenes de materiales-, está mayormente vinculada al oro, el cobre y, en algunas minas, también al zinc. Por ello, fue favorecida por las vigorosas alzas del cobre y del zinc que consistentemente registraron incrementos en sus cotizaciones a lo largo de todo el año y que, en diciembre, prácticamente duplicaron los precios spot con que empezaron el 2009. De otro lado, la cotización del oro permaneció fluctuando alrededor de US$ 950 por onza durante la primera mitad del año, registrando posteriormente incrementos sucesivos para alcanzar un máximo de US$ 1,200 por onza al final del año. La tradicional minería de socavón, con muchas unidades mineras ubicadas en la cordillera de los andes, y cuya producción está muy vinculada al zinc y la plata, se vio favorecida por el incremento antes mencionado de la cotización del zinc y recién en el segundo semestre del año cuando acusó el alza en el mercado mundial de la plata que le permitió volver a niveles de US$ 18 por onza.

Se puede concluir entonces que la veloz caída que se registró en los precios de los principales metales en el tercer y cuarto trimestre del 2008, y que pudiera haber generado algún grado de incertidumbre en los productores de mineral -sobre todo en las operaciones más vulnerables o de mayores costos de producción-, quedó superada con la manifiesta recuperación de los mercados a lo largo del 2009.

En la minería de tajo abierto, donde las decisiones de inversión requieren de una anticipación significativa y los análisis se basan, principalmente en los precios de largo plazo de los metales, las órdenes de compra de máquinas y equipos han continuado creciendo respecto de años anteriores. En el 2009, se recibió pedidos por más de US$ 200 millones en maquinaria nueva para la Gran Minería, habiendo sido ampliamente favorecidos por la confianza de sus clientes. Especial mención merecen las órdenes de compra de dos proyectos muy significativos para la industria: i) toda la flota minera del proyecto Toromocho para la empresa Chinalco, que representa US$ 120 millones, incluyendo camiones de hasta 400 toneladas cortas , cuya entrega se realizará entre los años 2010 y 2012; y ii) una nueva flota minera para Antamina, dedicada a la expansión de sus operaciones, que consta de camiones de 240 toneladas y maquinaria auxiliar, a entregarse entre los años 2010 y 2011, por un valor de US $ 55.6 millones. Cabe destacar también otras importantes adjudicaciones relacionadas con flotas de camiones de 100 toneladas para el acarreo en mina y otras máquinas auxiliares que serán entregadas en el 2010.

Durante el año 2009, se facturó a este mercado varias decenas de camiones mineros y equipos auxiliares, siendo el proyecto Tía María de Southern Perú Copper Corporation el principal destinatario de dicha maquinaria. El segmento de la Gran Minería representó ingresos para Ferreyros por US$ 258 millones, los cuales incluyen no solo camiones, máquinas y equipos nuevos, sino también los servicios de posventa, que abarcan los repuestos y servicios que la empresa entrega en cada operación minera, así como las reparaciones que realiza en su centro de reconstrucción de componentes (CRC).

Durante el año 2009, nuevamente Ferreyros lideró la participación de mercado en la importación de unidades de maquinaria para la Gran Minería y, gracias a las adjudicaciones de los proyectos antes referidos así como a las ordenes por renovaciones e incrementos de flotas previstos de clientes como Minera Yanacocha y Xstrata Tintaya, se prevé que se continúe liderando la participación de mercado en los siguientes años.

Como ya se ha mencionado, en la minería subterránea, también se percibió una recuperación del ánimo a favor de la inversión conforme el año fue transcurriendo y los precios de los metales ascendiendo. Así, la facturación y entrega de cargadores de bajo perfil fue aumentando trimestralmente duplicando, hacia fines de año, el número de unidades entregadas respecto al primer trimestre del 2009.

En el 2009, Ferreyros lideró una vez más esta línea de maquinaria subterránea con 78% de participación de mercado -en valores FOB- superando a los fabricantes tradicionales. Cabe mencionar que, durante el 2009, la empresa ha destacado a más de medio centenar de técnicos a centros de operaciones mineras de las empresas con las cuales se ha suscrito convenios de administración de flota.

Sector construcción

Para el mercado de construcción, el 2009 ha sido un año particularmente retador. Por un lado se continuó la ejecución de grandes obras de infraestructura, que comprometen presupuestos multi-anuales, entre las que destacan las carreteras interoceánicas, Norte y

Sur, cuyos tramos ubicados en lugares muy agrestes requieren una gran concentración de tractores de orugas, excavadoras hidráulicas y camiones volquetes, así como las obras vinculadas al gaseoducto del gas de Camisea que transportará la mayor producción de gas en el país. También, ha sido un año en el que ha continuado el desarrollo de proyectos viales para incrementar la calidad de las superficies de rodadura de los caminos que recorren el territorio nacional, los mismos que demandaron una importante cantidad de equipo pesado como motoniveladoras, rodillos, y asfaltadoras.

En contraste, algunos otros contratistas de construcción han visto reducidas o postergadas sus demandas de maquinaria, al diferirse la ejecución de algunos importantes proyectos y al haberse retraído algunas obras de infraestructura y de mantenimiento de vías utilizadas por las compañías mineras, medida prudente frente a los bajos precios de los commodities entre fines del 2008 e inicios del 2009.

El considerable déficit de obras de infraestructura -que es aún una tarea pendiente en el Perú- ha generado que los clientes continúen apostando por incrementar sus flotas y renovar equipos. Así, se apreció una menor velocidad de ejecución de obras de infraestructura en el 2009, a pesar de la manifiesta voluntad política del gobierno central y los gobiernos regionales por avanzar en reducir la brecha.

El sector construcción ha demandado de Ferreyros un total de US$ 113 millones durante el año 2009, los cuales incluyen tanto el suministro de máquinas y equipos como los servicios de posventa. En líneas generales, 90% de la demanda de ese sector se explica por bienes y servicios relacionados con la marca Caterpillar, mientras que el restante 10% se explica por camiones volquetes, compresoras y grúas de prestigiosas marcas que también comercializamos. Respecto de la cobertura territorial, cabe señalar que aproximadamente 50% de los negocios han sido atendidos a través de la amplia red de sucursales de Ferreyros en el ámbito nacional.

Es en ese contexto, que en el año se atendió las renovaciones e incrementos de maquinaria de clientes tradicionales y otros nuevos participantes en el sector, tanto locales como internacionales.

El éxito en la gestión de los proyectos de infraestructura que ejecutan las empresas del sector radica, en gran parte en la operatividad de los equipos. Es por ello que Ferreyros tiene como parte de su estrategia acompañar a sus clientes hasta el lugar donde desarrollan sus obras con instalaciones propias en el campo, para proporcionar repuestos en consignación y personal técnico y comercial que incluso se va desplazando con el avance de la obra. Todo ello redunda en una mayor disponibilidad operativa de sus equipos y consecuente eficiencia en la producción, además de garantizar mejores valores residuales en el mercado de equipos usados. Es justamente con la provisión de estos servicios que la empresa se diferencia de nuevos participantes en el mercado que tan solo realizan la labor de importación de maquinaria, sin dar el soporte a lo largo y ancho del territorio nacional.

Durante el año 2009, hubo una reducción generalizada de las importaciones de bienes de capital, notándose una participación casi nula en las mismas de nuevos competidores. Las liquidaciones de stock con precios muy rebajados y ofertas de lotes importados desde hace dos o más años han sido una muestra de las dificultades que han afrontado algunos de los importadores que no necesariamente cuentan con una representación de los fabricantes ni con un soporte posventa organizado.

Sector energía y petróleo

Hasta fines del año 2008 se preveía que una escasez de energía en el país, producto de una creciente demanda por el incremento en el producto nacional bruto y de una falta de desarrollo de generación de energía hidráulica en los últimos años. Es así que Ferreyros se preparó para atender la mayor demanda de grupos electrógenos que se presentaría en dicho escenario, ya sea desde el sector público, el que había anunciado programas de alquiler de grupos, o desde el sector privado. Sin embargo, el incremento de la demanda se redujo al iniciar el año 2009 producto de la crisis financiera internacional y los ajustes en las expectativas de crecimiento de la economía peruana y de la actividad empresarial. En respuesta a ello y gracias a la red de comercialización que existe entre los distribuidores Caterpillar en el mundo, la compañía pudo canalizar gran parte del inventario de grupos electrógenos que se había adquirido hacia otros mercados, y así pudo redimensionar sus existencias a los nuevos requerimientos del mercado local.

Es en dicho entorno que la actividad relacionada con la generación nueva de energía se circunscribió a proyectos aislados y no interconectados a la red nacional. En el primer trimestre del 2009, por ejemplo, se completó la instalación de una central térmica en Pisco que comprende tres grupos generadores a gas, los primeros de este tipo en el país. Dichos equipos, queman directamente el gas de Camisea para generar, en total, hasta 6 MW y se encuentra funcionando las 24 horas del día como generación aislada del sistema nacional.

En el ámbito del sector hidrocarburos, la participación de la compañía fue variando en función a las decisiones de índole económico y financiero que enfrentaron las empresas del sector al ser testigos de un precio del crudo que llegó a niveles mínimos de US$ 31 por barril WTI en enero de 2009 y que poco a poco se fue incrementando, sobre todo en el segundo semestre, hasta llegar a US$ 75 por barril a finales del 2009, aun lejano de los US$ 145 que alcanzara a mediados del 2008.

Concordante con la expectativa de rentabilidad del negocio petrolero producto de la variación de los precios del crudo, se afrontó una muy severa reducción en la compra de motores y repuestos de las principales empresas petroleras que operan en el país y que son ya clientes tradicionales, así como de los contratistas del sector que brindan servicios de perforación y explotación dentro de nuevos campos petroleros, habiéndose recuperado sustancialmente, hacia fines de año, el volumen de operaciones con este segmento del mercado.

Sector marítimo y pesca

En relación al sector marítimo, el Perú vivió en el 2009 el primer año de aplicación de la nueva ley de cuotas para la flota pesquera nacional. Esto significó un muy importante cambio en el comportamiento de las compañías pesqueras, dado que ya no requieren maximizar el número de unidades para la captura del recurso marino, ni en captar la mayor cantidad de biomasas en un periodo corto, sino que más bien se enfocarán en la eficiencia que se pueda lograr en dicha captura. Como corolario de este nuevo régimen, y como es ya conocido, se ha reducido la flota pesquera activa. Se estima que 40% de la flota pesquera no está pescando, lo que obviamente ha tenido un impacto en el corto plazo en la demanda de motores, repuestos y servicios. Sin embargo, se ha visto grandes muestras de optimismo en el sector marítimo a lo largo de todo el año, no solo porque la nueva ley de cuotas ha permitido a las empresas del sector organizar mejor sus

operaciones, sino también porque el precio internacional de la tonelada de harina de pescado subió de US$ 1,000 a US$ 1,500 en la segunda mitad del año. Es por ello que se espera que luego de algunos meses más de funcionamiento del nuevo sistema de cuota, la demanda de productos desde este sector regrese a un nuevo equilibrio y siga representando un mercado muy atractivo para la empresa, sobretodo considerando la alta participación de los motores Caterpillar en la flota pesquera nacional.

Cabe mencionar que dentro del sector marítimo se completó en el año 2009 la construcción de cuatro remolcadores diseñados y construidos íntegramente en el SIMA, cada uno de los cuales fue equipado con dos motores marinos Caterpillar de la familia 3500 y tres grupos electrógenos de la serie C de última tecnología, con lo que se cumplió con las metas proyectadas por Ferreyros en este sector.
A pesar de la retracción de la importación y venta de motores marinos, petroleros y grupos generadores, en general, la activa y permanente cobertura de mercado ha permitido liderar la participación de mercado en grupos electrógenos con 59% y en motores marinos con 78% -medidos en dólares FOB de importación-.

Sector gobierno

En el año 2009, las ventas al sector gobierno mostraron, nuevamente, gran dinamismo, lo cual era de esperar tanto por el anuncio de un programa de estímulo económico por el gobierno como por la capacidad económica de la que gozan muchos gobiernos regionales y locales gracias a los recursos que reciben tanto del gobierno central como de los canon minero y otros aportes locales. Según el ranking publicado en el Sistema Electrónico de Adquisiciones y Contrataciones del Estado del Organismo Supervisor de Contrataciones del Estado - OSCE, al 31 de diciembre, Ferreyros nuevamente estuvo entre los primeros proveedores del Estado, liderando el rubro de ventas de bienes de capital, logro importante y que responde no solamente a la calidad de los productos que comercializa y a las empresas de prestigio mundial que representa, sino también al soporte que da en campo a través de sus sucursales.

Durante el año, Ferreyros resultó ganadora en un número de procesos de compra que le permitieron ser la proveedora del 35% del monto total involucrado en todos los concursos públicos y licitaciones en los que participó dentro del rubro de bienes y servicios que comercializa. Las principales líneas con las que participó fueron las de máquinas y grupos electrógenos Caterpillar, camiones volquetes Trakker Iveco y tractores agrícolas Massey Ferguson, contribuyendo en forma importante a los índices de participación de mercado de dichas líneas.

Es importante destacar que las ventas al sector gobierno (municipalidades distritales y provinciales, gobiernos regionales, ministerios y entidades del gobierno central) son llevadas a cabo bajo estrictos procedimientos de licitación. En todos los casos, el departamento especializado en ventas al sector gobierno lidera y coordina la participación de la organización Ferreyros en tales procesos y es apoyado por los especialistas de las diversas líneas que distribuye. De este modo, durante el 2009, se facturó US$ 37 millones al sector gobierno.

Sector transporte

Ferreyros cuenta con la representación de tres importantes marcas de camiones y buses: Kenworth, Iveco y Yutong. Durante el año 2009, estas representaciones generaron

ventas por US$ 52 millones incluyendo tanto vehículos como servicios posventa. El 85% de la facturación en vehículos corresponde a ventas de camiones y el restante 15%, a la venta de buses, segmento del mercado en el cual la empresa participa hace un corto tiempo.

Estas cifras evidencian un retroceso respecto al nivel alcanzado en el año 2008, como resultado de la contracción de 46% en la demanda de unidades para carga pesada en país, ya reportada por la Asociación Automotriz y publicaciones especializadas. El segmento más afectado fue el de tracto camiones -en el que Ferreyros participa con la marca Kenworth- el cual cayó en casi 70%, principalmente por la menor carga de las cosechas de arroz y café en el sector agrícola, y en general por el menor transporte de mercaderías que se vio en el país por la caída de la demanda interna. El segmento de volquetes de más de 38 toneladas de carga, en el que participa la empresa con la marca Iveco, retrocedió 34% respecto del año anterior, debido a las postergaciones y paralizaciones de obras vinculadas a los sectores de construcción y minería. En cuanto al transporte de personal, sector en que se atiende a los clientes con los buses de las marcas Yutong e Iveco, este se redujo en un 20%, medido en unidades vendidas, principalmente a raíz de las menores compras del sector interprovincial que sufrió restricciones financieras, ya que ante la crisis financiera internacional el sistema bancario local redefinió los niveles de riesgo a tomar en cada sector en el que participa, así como por una ligera disminución del turismo interno.

Tanto en el transporte de carga como en el de pasajeros, la disminución se acentuó porque sus resultados se comparan con los del año 2008, caracterizado por una importante renovación de flotas.

A pesar de las mencionadas contracciones, Ferreyros mantiene su compromiso con el sector transporte y su visión de largo plazo, y continúa apostando por el futuro del sector. Por ello, durante el 2009, se completó la construcción de la nueva sede automotriz, en un local estratégicamente ubicado en el distrito de Ate. Esta decisión ha permitido un mayor acercamiento a los clientes y el contar con más bahías para atención de servicios de mantenimiento rápido, además de la centralización del almacén de repuestos. La nueva sede opera de modo independiente pero interconectado con la sede de Lurín, que se dedica a reparaciones mayores, atención de siniestros, labores de pre-entrega y almacenamiento de las unidades.

En cuanto a la participación de mercado de las marcas que representa Ferreyros, es de destacar que la marca Kenworth continuó incrementando su participación, obteniendo un 11% en el segmento de vehículos en el que compite. En el caso de los volquetes Iveco, durante el año 2009, la empresa logró defender el segundo lugar que obtuvo en el 2008. En este último segmento, merece una mención particular el relevante ingreso de nuevas marcas, sobre todo de origen asiático, las cuales pretenden amenazar a las marcas tradicionales con una estrategia de precios bajos. Finalmente, en cuanto al segmento de buses, la participación de mercado se incrementó de 5% a 7%, destacando el segmento de buses a gas natural vehicular (GNV) en el que se logró 27% del mercado nacional en el 2009, sin considerar aquellas unidades correspondientes al Corredor Segregado de Alta Capacidad (COSAC), en el cual se decidió no participar por los riesgos financieros identificados.

Sector agrícola

Durante el año 2009, pese a la contracción de la demanda del mercado local, la empresa logró incrementar la participación de mercado a través de las principales representadas, Massey Ferguson y Landini, así como de los equipos agroindustriales que comercializa. Las ventas durante el 2009 alcanzaron US$ 18 millones, incluyendo la venta de equipos y servicios posventa, gracias a alianzas con gremios agrícolas, agroexportadores y programas de visitas en campo a clientes.

Nuevamente el mercado ha reconocido en Ferreyros y en las marcas de tractores que comercializa, importantes elementos diferenciadores, como son una alta productividad que se puede lograr con sus equipos, los bajos costos de operación en el campo y la calidad del soporte posventa, convirtiéndolos en factores decisivos en la preferencia de los clientes. Cabe destacar que, en el 2009, se logró una participación de mercado de 51% medida en dólares, correspondiente a importaciones de la línea de tractores agrícolas.

Asimismo, durante el 2009, la empresa continuó con el desarrollo de la línea agroindustrial, mediante un eficiente programa de cobertura por clientes y zonas, en especial en las zonas norte y oriente del Perú. Desarrolló un programa de presentación de nuevas líneas, en trabajo conjunto con los proveedores Zaccaria y Kepler Weber, para resaltar las características y ventajas competitivas de los productos que comercializa.

En lo que se refiere al mercado forestal, se reforzó la cobertura para captar nuevas oportunidades en el sector. Las representadas, Mendes, Benecke y Omil, acompañaron a la empresa durante el 2009, en la prospección e identificación de necesidades del sector maderero, el cual representa una gran oportunidad de crecimiento para la subsidiaria Orvisa que atiende la zona oriental del país.

Líneas de productos

La organización Ferreyros es la única distribuidora de Caterpillar en el Perú a la cual representa desde 1942.

Además de camiones, máquinas, equipos y motores Caterpillar, tanto nuevos como usados, Ferreyros comercializa una amplia gama de productos de otras marcas de calidad como son tractores Massey Ferguson, molinos de arroz Zaccaria, silos y secadores para grano Kepler Weber, perforadoras Atlas Copco Drilling Solution, chancadoras Metso, compresoras Sullair, grúas Terex, camiones Kenworth, vehículos Iveco y buses Yutong, entre otras.

Con el fin de atender a los clientes que requieren alquilar maquinaria en lugar de comprarla, Ferreyros cuenta con una importante flota de máquinas Caterpillar para cubrir esas demandas, esencialmente en proyectos de infraestructura.

Para proveer el servicio posventa a sus clientes, Ferreyros dispone de una amplia red de talleres ubicados a lo largo del territorio nacional, los mismos que cuentan con equipos de alta tecnología a cargo de mecánicos calificados y permanentemente entrenados.

Asimismo, para garantizar el abastecimiento de repuestos de todas las líneas que distribuye, la empresa cuenta con almacenes y centros de distribución de repuestos en todas sus sucursales, así como en ubicaciones estratégicas donde sus principales clientes realizan sus actividades.

Competencia

La amplitud de las líneas de productos que distribuye Ferreyros da lugar a que la empresa compita de manera segmentada con gran número de proveedores que importan y distribuyen diversas marcas. Gracias a la preferencia de los clientes, Ferreyros lidera prácticamente todos los segmentos de mercado en los que participa.

En la maquinaria auxiliar y camiones fuera de carretera para la Gran Minería, la marca Caterpillar enfrenta la competencia de Komatsu y Terex. En cuanto a los cargadores de bajo perfil para la minería subterránea los competidores son Atlas Copco y Sandvik.

En maquinaria de movimiento de tierra, tanto para construcción pesada como para construcción ligera, los equipos Caterpillar que distribuye Ferreyros tienen como marcas competidoras a Komatsu, Volvo, Hyundai, Case, JCB, Daewoo y John Deere.

En la línea de motores, distribuye Caterpillar y compite con Detroit Diesel, Cummins, FG Wilson y Volvo en el segmento diesel, con Wartsila y Man en el segmento de combustible pesado, Con Wartsila y Waukesha en el segmento de combustión a gas.

En perforadoras para minería de superficie, distribuye Atlas Copco y compite con Sandvik, Drilltech, Reedrill y Bucyrus. En grúas de diversas características y capacidades representa a Terex y compite con Manitowoc, y Grove. En compresoras portátiles de aire, distribuye Sullair desde Ferreyros y desde Unimaq distribuye Compair. En ambos casos compite con Atlas Copco.

En la línea agrícola, distribuye Massey Ferguson y Landini, compitiendo con John Deere y Ford New Holland.

En camiones, tanto en el mercado de volquetes como tracto camiones, Ferreyros participa con sus marcas Kenworth e Iveco y compite con Volvo, Scania, Mercedes Benz, Freightliner y Volkswagen. En omnibuses, ofrece las marcas Iveco y Yutong y compite con Mercedes Benz, Volkswagen, Scania y Agrale.

En las líneas de repuestos de las diversas marcas que comercializa, la empresa enfrenta la competencia de entidades que distribuyen repuestos no genuinos en pequeños segmentos de mercado.

Servicios Integrales

El éxito comercial descrito en el capítulo anterior es el resultado de una estrategia de negocios que comprende no solo la venta de equipos de gran calidad y prestigio internacional, sino la provisión de una serie de servicios que permiten a Ferreyros atender las necesidades diferenciadas de los clientes, algunos de los cuales detallamos a continuación.

Alquiler de maquinaria

Como parte de su propuesta de valor para clientes, en especial los del segmento de construcción y minería, y dado el creciente incremento de la demanda de alquiler, la empresa consideró conveniente focalizar su atención en el alquiler de equipo pesado, a través de una unidad de negocio específica, Rentafer.

Rentafer está a cargo del ciclo completo del negocio, que consiste en poseer activos, para ponerlos a disposición del mercado en forma de alquiler y luego de un determinado período ofrecerlos a un valor residual a clientes que por las características de su negocio requieren unidades usadas. De esta manera, el negocio de alquiler genera de manera permanente unidades clasificadas como "semi nuevas", ya que cuentan con poca utilización y además cumplen con un estricto protocolo de revisión para lograr la característica de "Caterpillar Certified Used" (CCU, por sus siglas en inglés), que les permite contar con una garantía otorgada por la propia fábrica.

Rentafer tiene un local propio, en donde se exhibe la maquinaria que se tiene disponible para alquiler y venta, y también se encuentran los talleres de servicio de la flota. Al cierre del ejercicio 2009, la empresa poseía 285 unidades de maquinaria de construcción pesada en la flota de Rentafer. El total de operaciones de la unidad de negocios Rentafer fue de US$ 37.5 millones en el año 2009, los cuales incluyen tanto el negocio de alquiler propiamente dicho como la venta de las unidades usadas.

Herramientas tecnológicas

En la búsqueda por seguir agregando valor a las operaciones de sus clientes, Ferreyros y Caterpillar han desarrollado un abanico de herramientas tecnológicas orientadas a una eficiente gestión operativa, la maximización de la producción, la reducción de los costos y la predicción y minimización de eventos que puedan afectar la operatividad de sus activos.

Entre ellas destaca el Product Link, que monitorea, controla y administra a distancia toda la flota Caterpillar, empleando la transmisión satelital de datos, sistemas GPS y diversos módulos electrónicos. Permite a los clientes acceder, a través de Internet, a reportes inmediatos con la ubicación geográfica de cada una de sus máquinas, consumo de combustible, horas de trabajo, eventos significativos, avisos de alerta por uso indebido de los equipos, listados de actividades para el mantenimiento, gracias a los cuales es posible programar oportunamente los mantenimientos y las reparaciones con la consecuente reducción de costos. Cerca de 1,000 las unidades Caterpillar comercializadas por Ferreyros a lo largo del Perú -gran parte de ellas orientadas a la construcción- cuentan con este sistema.

De otro lado, para la maquinaria de la Gran Minería de tajo abierto, Ferreyros ha desarrollado un Sistema de Monitoreo de Condiciones que ha sido implementado exitosamente en las operaciones de la Gran Minería que atiende la empresa. Este sistema combina e integra en un sola plataforma las distintas técnicas de monitoreo utilizadas frecuentemente en la gestión del mantenimiento de equipos mineros, entre los que figuran los resultados de los análisis de fluidos, las inspecciones de partículas de desgaste, las descargas electrónicas, las evaluaciones de aplicación, las inspecciones visuales o de pruebas de rendimiento. El uso del FMMS permite una acertada toma de

decisiones para garantizar la operatividad de los componentes y planificar ordenadamente las reparaciones o el cambio de piezas, asegurando la mayor disponibilidad de la maquinaria operativa.

Un logro muy importante del año 2009 ha sido la exitosa instalación y entrada en operación plena del Minestar Health de Caterpillar, herramienta inalámbrica que recolecta mediante el monitoreo de alarmas en tiempo real, todo tipo de información, de tendencias históricas y de parámetros de funcionamiento de sistemas en línea, así como la descarga de información inalámbrica para producir reportes. A diferencia del monitoreo tradicional, que solo permitía la práctica de un mantenimiento preventivo, este sistema aporta la capacidad de diagnóstico y pronóstico.

En la misma línea, Ferreyros viene impulsando la pronta utilización del AccuGrade de Caterpillar, que automatiza con gran precisión la hoja de las motoniveladoras y los tractores de orugas, permitiendo que los operadores logren más rápidamente los acabados en los trabajos de movimiento de tierra con grandes incrementos de productividad, reducción del desgaste del equipo y menor fatiga del operador. Durante el año 2009, se realizaron los primeros pilotos y se inició su difusión en el mercado.

Servicios financieros a clientes

Una de las políticas que Ferreyros ha mantenido respecto de sus clientes es ofrecerles alternativas para financiar sus inversiones en bienes de capital de la mejor manera, considerando que se trata de montos importantes y de activos que generarán ingresos a través del tiempo. En tal sentido, Ferreyros les brinda asesoramiento para acceder a diversas entidades financieras, tanto locales como del exterior, al ser conscientes que son ellas quienes pueden ofrecer las mejores condiciones en los créditos gracias a su experiencia y estructura financiera.

No obstante, en el 2009, la empresa continuó ofreciendo a sus clientes opciones de financiamiento directo. Incluso se asesora a los clientes brindándoles información de nuevas herramientas como es el financiamiento de entidades multilaterales, programas promocionales a la exportación en los países de los fabricantes, líneas promocionales en el Perú, entre otros. También se da asesoría a los clientes en la preparación de documentación que requieren las entidades financieras para el análisis y aprobación de crédito. Finalmente, se hacen esfuerzos para difundir las bondades del mercado de capitales presentando esta opción de financiamiento a los clientes que debido al crecimiento podrían dar el paso, ya sea para emitir instrumentos de deuda y colocarlos en el mercado de capitales peruanos, o considerar la emisión de acciones para evitar altos índices de endeudamiento.

Entrenamiento a operadores

Como parte de la propuesta de valor para sus clientes, durante el 2009 la empresa continuó con la oferta de capacitación técnica y operación de equipos, al haber ofrecido cursos y seminarios a más de 4,800 clientes. En lo que respecta a la capacitación técnica, fueron 2,650 clientes los recibieron un total de 120 cursos técnicos y 17 seminarios. Por su parte, el Centro de Capacitación de Operadores (CCO) -unidad que combina la amplia experiencia formativa con el uso de tecnologías de última generación, como son los simuladores de operación de maquinaria pesada-, logró completar más de 605 cursos a

2,200 clientes, dando servicios a los segmentos de Gran Minería, Construcción, Mediana y Pequeña Minería.

Adicionalmente, en un esfuerzo conjunto entre Ferreyros y Tecsup, en el año 2009, se puso en operación la Escuela de Operadores en Mala, con el objetivo de brindar un servicio de formación intensiva a la nueva generación de operadores del Perú. Durante el 2009, se entrenó a 72 operadores, mayormente personas que a título individual apostaron por su capacitación para aumentar sus conocimientos en operación de excavadora, cargador frontal y tractor de cadena Caterpillar.

Servicio posventa

Durante el 2009, se mantuvo el compromiso de trabajar muy cerca al cliente para determinar la mejor estrategia que aumente la productividad y la disponibilidad de los equipos vendidos por la empresa. Para ello se cuenta con soluciones a la medida de cada cliente.

La oferta de posventa de Ferreyros está basada en dos grandes frentes: el servicio en los propios talleres y el servicio de campo.

La empresa cuenta con 13 talleres completos en el territorio nacional y más de 46,000 m2 de instalaciones. Estos talleres pasan regularmente por una inspección de Caterpillar para evaluar sus prácticas de control de contaminación, teniendo muchos de ellos la máxima certificación – de 5 estrellas- que otorga la citada empresa.

El Centro de Reparación de Componentes (CRC) es el taller más importante de componentes con sede en la ciudad de Lima. En el año 2009, volvió a conseguir la certificación de clase mundial ("World Class") que otorga Caterpillar luego de una exhaustiva auditoría de sus procesos y operaciones. Durante el año ingresaron a reparación al CRC, 1839 componentes mayores, entre motores, transmisiones, mandos finales y diferenciales, los que fueron atendidos tanto por el CRC de Lima como por el de Arequipa. El CRC de Arequipa aumentó su volumen de atenciones como resultado de la estrategia de brindar a los clientes del sur una opción de reparación de los componentes de su maquinaria más cercana a sus operaciones.

Complementa las actividades del CRC, el Taller de Recuperaciones (TR), en el que durante el 2009 se siguió realizando inversiones como parte de sus continuas mejoras en infraestructura y de su programa de innovación y renovación. Este taller, cuya principal actividad es dar soporte a las reparaciones que realizan las diversas operaciones de servicio, mediante la recuperación de grandes piezas de metal gracias a procedimientos de metalizado, soldadura y rectificación, mantuvo como estrategia ofrecer sus servicios especializados de reparación de componentes de gran envergadura, principalmente para los clientes mineros.

Por otro lado, se culminó con las obras de la ampliación del taller de máquinas en el local de la avenida Industrial, en Lima, con una inversión de US$ 620,000, para aumentar los espacios disponibles para la reparación completa de equipos, totalmente techados y con el más estricto control de contaminación.

El taller de pre-entrega técnica es aquel en donde son preparados los equipos para ser despachados a los clientes, luego de una revisión integral y minuciosa de los sistema, el cual se encuentra en un nuevo local, colindante con el almacén de inventario, con lo que se logra un menor tiempo de entrega, así como menores gastos de desplazamiento de los equipos almacenados, desde que son despachados de las agencias de aduana. Este taller cuenta con 22 bahías, ubicadas un área de 2,000 m2.

Los demás talleres están repartidos por todo el territorio nacional, en las sucursales, estratégicamente ubicadas a lo largo del país. Año a año son revisadas las inversiones requeridas para mantener al día los equipos y herramientas en dichos talleres. Por ejemplo, con el fin de seguir brindando un mejor y oportuno servicio a los clientes del sur del país, la empresa ha seguido invirtiendo en instalaciones en sus talleres de la sucursal Arequipa.

La capacidad de planta de todos estos talleres es complementada con la inspección que se hace de la maquinaria y equipo de los clientes en campo. En el año, el programa Ritmo 5 ofrecido a los clientes tuvo gran acogida, pues constituye esencialmente inspecciones en campo que permiten monitorear la salud de los equipos y anticipar la necesidad de mantenimientos y reparaciones.

De la misma manera, durante el 2009, fueron firmados nuevos contratos de soporte a clientes, diseñados de acuerdo con los requerimientos individuales de cada uno de ellos. A fines de año se tiene bajo administración más de medio millar de equipos de una larga lista de clientes, a los que se les realiza un mantenimiento correctivo y preventivo. Para atender estos contratos, que representaron una facturación de cerca de US$ 6 millones en el año, Ferreyros cuenta con técnicos especializados en mantenimiento de equipos en los principales asentamientos mineros y proyectos de infraestructura.

Adicionalmente, como parte del servicio integral a los grandes proyectos mineros de tajo abierto, Ferreyros, a través de su División de Gran Minería, cuenta con personal destacado en cada una de las operaciones que atiende a lo largo del país. Cada operación cuenta con ingenieros, técnicos y empleados de reconocida experiencia en la especialidad minera. Estas organizaciones dieron el servicio y soporte a un parque de 285 camiones mineros y un número similar de máquinas auxiliares, durante 24 horas, los siete días a la semana, bajo diferentes turnos rotativos alineados con los turnos de los empleados y técnicos de las compañías mineras, habiendo realizado también el ensamble y puesta en operación de los camiones y máquinas auxiliares vendidos en el año. Se entregó, además, 400,000 ítems de la consignación de repuestos, por un valor global de US$ 85 millones.

Los servicios antes mencionados son brindados gracias al plantel de técnicos mecánicos, supervisores e ingenieros que cuenta con un alto nivel de especialización y entrenamiento constante. Aún en el marco de la incertidumbre que trajo la crisis financiera mundial y el menor crecimiento anunciado para el país, la empresa logró preservar su plantel de técnicos lo que le permitirá atender el crecimiento de la demanda durante los siguientes años. La empresa continuó con su programa de capacitación, impartido tanto localmente como en el extranjero. La capacitación es fundamental para proporcionar un servicio de alta calidad. El personal técnico se ha entrenado en el manejo de todos los avances tecnológicos de los que en la actualidad disponen los equipos comercializados. En el año, se capacitó a un total de 1,200 técnicos.

La empresa mantuvo los programas Six Sigma y CPS (Caterpillar Production System por sus siglas en inglés) como herramientas para la mejora continua con un foco especial en las áreas de posventa.

La cobertura geográfica



	Ferreyros, sucursales y oficinas
●	Presencia en emplazamientos mineros Gran Minería
	Presencia en emplazamientos mineros Mediana Minería
●- - ●	Proyectos de construcción
●- - ●	Petróleo y gas

Ferreyros está presente con locales en todo el territorio nacional. En Lima tiene sus oficinas comerciales y administrativas en su local de Santiago de Surco, sus talleres y almacén central de repuestos en su local de la avenida Industrial, y en su local de la Avenida Argentina, los talleres de las líneas de alquileres y usados. Asimismo, para la atención en la línea de camiones y buses se cuenta con instalaciones en Lurín, y un nuevo local en Ate, estratégicamente ubicado en la Avenida Evitamiento que demandó una inversión de casi US$ 2 millones. El nuevo local cuenta con una moderna infraestructura para la atención administrativa y comercial, así como para la provisión de servicios especializados.

Adicionalmente se cuenta con presencia a nivel nacional, a través de diez sucursales en las ciudades de Arequipa, Cajamarca, Cusco, Chimbote, Huancayo, Huaraz, Ica, Lambayeque, Piura y Trujillo así como mediante oficinas en Ayacucho, Cerro de Pasco, La Merced, Puno y Tumbes. La presencia en la zona oriente del país se da a través de la subsidiaria Orvisa, la que cuenta con sucursales en Iquitos, Pucallpa, Tarapoto, y oficinas en Andoas, Bagua, Tingo María, Satipo y Puerto Maldonado.

Las sucursales y oficinas en provincias continúan aportando de forma significativa al posicionamiento de las marcas que representa la empresa, participando en las tradiciones y costumbres del lugar donde lleva a cabo sus operaciones. Cada una de ellas cuenta con terrenos y edificios donde se ubican sus oficinas administrativas, almacenes de inventario, talleres de reparación y salas de exhibición que aseguran una adecuada atención al cliente. En su gran mayoría los locales en los que operan las sucursales y oficinas son de propiedad de la empresa y permanentemente se realizan nuevas inversiones para mantenerlas a total capacidad.

En el 2009, Ferreyros efectuó inversiones para ampliar y remodelar las instalaciones de su sucursal en Trujillo, por US$ 1.8 millones. Con un área de 6,500 m2, hoy la sucursal Trujillo exhibe diversas mejoras en su infraestructura, entre las que se encuentra la ampliación en 30% del taller de servicios; la expansión del almacén de repuestos; y la construcción de nuevas oficinas comerciales y administrativas.

Adicionalmente y a efectos de garantizar una cobertura adecuada, Ferreyros tiene presencia directa y permanente en nueve operaciones de la gran minería de tajo abierto, en diez proyectos de minería subterránea con contratos de soporte CSA, y en doce proyectos de construcción y energía y finalmente en siete plantas industriales. En total, Ferreyros cuenta más de 50 puntos de atención en el ámbito nacional.

Empresas filiales y grupo económico

La estrategia de la organización considera lograr parte del crecimiento a través de sus empresas subsidiarias, gracias a sus mayores volúmenes de ingresos y utilidades. Cabe destacar además que las filiales agregan una mayor cobertura de mercado una complementariedad a la oferta de soluciones que la organización en su conjunto ofrece a sus clientes, muchos de los cuales reciben bienes y servicios de varias empresas de la organización. En el 2009, se relanzó Depósitos Efe, ahora Fargoline, y a lo largo de todo el año se trabajó en el proyecto para la compra de tres empresas de Centroamérica, distribuidoras de Caterpillar en sus respectivos territorios. De esta manera, la organización ratificó su visión de crecer no solo a través de su negocio principal en Ferreyros, sino también mediante de operaciones independientes que así puedan tener su propio foco de atención, pero siempre en negocios vinculados a dicho negocio principal.

A inicios de año, el directorio de cada una de las subsidiarias aprobó la reinversión de utilidades ya sea total o parcial para mantener en ellas la fortaleza financiera que sus expectativas de crecimiento requerían.

En general, las empresas filiales aportaron a la organización ventas por US$ 144 millones y utilidades por US$ 4.5 millones aproximadamente. El 87% de estas importantes ventas fue generado por Unimaq, Orvisa, Fiansa y Mega Representaciones.

En los activos de Ferreyros, se registra la participación en el capital social de sus empresas subsidiarias en la cuenta de inversiones financieras. De acuerdo con la denominación de grupo económico de la Conasev, Ferreyros forma grupo económico con las siguientes subsidiarias:

Subsidiaria	Participación
Unimaq S.A.	99.99%
Motorindustria S.A.	99.99%
Mega Representaciones S.A.	99.99%
Cresko S.A.	99.99%
Domingo Rodas S.A.	99.89%
Depósitos Efe S.A.	99.86%
Fianza S.A. comunes	99.44%
Fiansa S.A. inversión	96.48%
Orvisa S.A.	99.00%
Ferrenergy S.A.C.	50.00%

En el ejercicio del 2009, algunas de las empresas filiales de la organización sintieron los efectos de la crisis internacional y del casi nulo crecimiento del PBI en el Perú. En las siguientes páginas, se ofrece una breve explicación de los negocios de las principales subsidiarias.

Unimaq

Unimaq alcanzó en el año 2009 un nivel de ventas de US$ 64 millones, superior en 4.5% a las ventas del año 2008, crecimiento significativo considerando la crisis financiera internacional que afecto la economía durante el 2009.

Unimaq inició operaciones en 1999 ante la iniciativa de Ferreyros de atender al mercado con equipo ligero y con nuevas marcas para lograr así una penetración en nuevos segmentos del mercado. Su negocio giró en torno a la comercialización de y alquiler de equipos ligeros para los sectores de construcción y minería, pero contó con equipos para atender otros sectores como la industria y pesca. Desde su creación ha contado con la representación de líneas líderes de excelente calidad tales como montacargas Mitsubishi-Cat, equipos de compactación Wacker, equipos de soldar Lincoln Electric, grupos electrógenos Olympian Cat, torres de iluminación Amida, herramientas hidráulicas Enerpac, compresoras Compair. En casi todas estas líneas ha mantenido el liderazgo en el mercado local.

Hoy en día Unimaq es la unidad de la organización encargada principalmente de atender al sector de construcción urbana o ligera, para lo cual comercializa la línea de equipo ligero de Caterpillar y que antes se ofrecía al mercado desde Ferreyros., incluyendo la unidad de negocios "Rentando – The Cat Rental Store". Su modelo contempla una solución integral a los clientes, en la venta de equipos nuevos, usados y alquiler, con un buen soporte posventa.

Orvisa

Orvisa Sociedad Anónima, primera empresa importadora y comercializadora de bienes de capital en la Amazonía Peruana, con 36 años de operaciones continuas tiene su oficina principal en la ciudad de Iquitos y sucursales en Pucallpa, Tarapoto y oficinas en Andoas, Bagua, Satipo y Puerto Maldonado. Asimismo, mantiene algunas ventajas tributarias por estar ubicada en la Amazonía. En el año 2004, con la finalidad de desarrollar proyectos de Servicios especializados a clientes del sector petróleo, creó la Filial Orvisa Servicios Técnicos SAC.

Actualmente, Orvisa atiende principalmente a clientes de sector petróleo, forestal, transporte fluvial, agrícola y construcción, con las mismas líneas de productos y servicios de Ferreyros S.A.A. En el 2009, la empresa tuvo que afrontar un año atípico en sus operaciones producto de la crisis internacional que afectó principalmente al sector petrolero y sus actividades relacionadas como el transporte fluvial. Igualmente, la contracción de la demanda mundial de productos de madera afectó las operaciones del sector forestal registrándose una disminución importante de las exportaciones y, por ende, de las operaciones de los clientes de la empresa vinculados a esta importante actividad.

Estos hechos, aunados a las convulsiones sociales de las comunidades indígenas en la

zona, marcaron un periodo singular, en el cual, no obstante, la empresa registró ventas consolidadas de US$ 26 millones y una utilidad neta de US$ 1.7 millones al cierre del ejercicio 2009.

Fiansa

Con más de 40 años de vida institucional, Fiansa generó ventas por US$ 14 millones, con una utilidad neta de US$ 626 mil, lo que representa una rentabilidad 37% superior a la del 2008.

Sus ventas consideran la ejecución de obras para los sectores minero, industrial y comercial. Destaca la construcción de una línea de transmisión en Abancay de 73 kilómetros de longitud, la fabricación y montaje de importantes estructuras metálicas que han sido destinadas a instalaciones portuarias y a establecimientos comerciales y el montaje de calderos para plantas de etanol.

En el año también se inició importantes trabajos a ser concluidos en el 2010, como son la fabricación y montaje de estructuras metálicas para establecimientos comerciales, plantas cementeras y de fosfato, terminales portuarios, centros de almacenajes, entre otros. Asimismo está por iniciar dos líneas de transmisión que totalizan 164 kilómetros en voltajes de 220 Kv y 500 Kv. Esta última representa el primer tramo de línea de transmisión en 500 Kv por construirse en el Perú.

Dentro de los planes de expansión de la empresa, se inició la construcción de la nueva planta metal mecánica ubicada en Huachipa, Lima, para lo cual fueron adquiridos equipos de última generación.

Mega Representaciones S.A.

En enero de 2009, Mega Representaciones S.A., representante oficial de la marca Goodyear, adquirió 100% de las acciones de Inlusa, Industria y Comercio S.A., uno de los principales representantes y distribuidores de lubricantes Mobil en el país, para reforazar así un portafolio de productos y servicios a ofrecer a sus clientes de diversos sectores económicos. A partir del mes de julio 2009 se fusionaron ambas empresas para formar Mega Representaciones S.A.

Mega Representaciones S.A. cuenta ahora con dos grandes divisiones, la división de Neumáticos con la representación de Goodyear y la división Lubricantes, con la representación de Exxon Mobil.

En cuanto a los resultados financieros, a diciembre de 2009, la venta total ascendió a US$ 20 millones frente a los US$ 16 millones del año anterior, mostrando un incremento de 27%. La utilidad neta del periodo 2009 fue de US$ 0.4 millones, ligeramente menor a la del año anterior, ya que se otorgó descuentos especiales a grandes clientes para compensar la menor demanda que se enfrentó a inicios de año producto de la importante crisis mundial, lo cual impactó de manera importante en los márgenes de la empresa. Se debe señalar, sin embargo, que esta situación se ha revertido ya en el último trimestre del año, cuando los márgenes regresaron a la normalidad al encontrarse la situación económica más estable en el país.

Depósitos Efe - Fargoline

Depósitos Efe S.A. filial fundada en 1983, cuyo giro de negocio era vender servicios de almacenaje en depósito aduanero, simple o de campo se convirtió este año en Fargoline, nombre comercial que pasará a ser la razón social de la empresa durante el año 2010. Siguiendo los planes de expansión de la organización, fueron ampliadas las operaciones en un nuevo local de 65,000 m2, agregando nuevos servicios al portafolio de soluciones logísticas y se complementó el equipo con profesionales especializados que hoy la integran.

Hacia fines de año se obtuvo los permisos de la aduana peruana para operar como depósito temporal, punto de llegada y local aduanero en el nuevo complejo en Gambetta - Callao, con lo que se inició el servicio al comercio exterior, paso de gran trascendencia para Fargoline.

La inversión inicial de Fargoline fue de poco más de US$ 11 millones en infraestructura y equipamiento.

Ferrenergy S.A.C.

Esta empresa fue constituida en el 2006 por sus accionistas Ferreyros S.A.A. y Energy International Corporation, con una participación de 50% cada uno.

El objeto principal de la empresa es la venta y suministro de energía, así como la compraventa, importación y exportación de mercaderías y artículos en general, entre otros. Actualmente, Ferrenergy cuenta con una central térmica de 18 MW de capacidad y tiene un contrato de suministro de potencia y energía eléctrica con una empresa petrolera por un período de cinco años, el cual significa niveles de facturación de aproximadamente US$ 6 millones al año.

En el año 2009, Ferrenergy realizó modificaciones y reparaciones importantes en los grupos electrógenos de su planta, por tratarse de unidades adquiridas en el mercado secundario con cierto número de horas de uso, por lo cual vio afectada su capacidad de generación y, por lo tanto, sus ingresos. La venta en el 2009 fue de US$ 4.8 millones y la utilidad de US$ 66 mil. Luego de realizados los "overhaules" de todos los motores, en el año 2010 debe generar ingresos de acuerdo al contrato de generación actual.

Cresko S.A.

Inició sus operaciones en octubre de 2007 para atender con productos especializados algunos segmentos de los mercados de la industria, construcción, minería y agrícola que no cubren ni Ferreyros ni Unimaq. Fue la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. Abarca la comercialización de insumos químicos, bienes de capital y equipos usados para los sectores de industria, construcción y minería. Ha sido constituida con cuatro líneas de negocio: Insumma, Traxo, Makinza y Tramotor.

En el año 2009 logró una venta de US$ 11.5 millones. Los gastos que demandó la organización de sus nuevas líneas de negocio y la implementación de su estructura operativa generaron presiones que le impidieron mostrar utilidades en el año.

Motorindustria S.A.

Constituida en 1987, su giro económico original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. En 1998, la Junta General de Accionistas acordó modificar sus actividades e inició sus operaciones de maquinado para la recuperación de componentes de maquinaria. Su gestión estaba muy ligada al Centro de Remanufactura de Componentes de Ferreyros por lo que en el 2006 las operaciones de Motorindustria fueron incorporadas a Ferreyros S.A.A. mediante un proceso de escisión. Motorindustria no ha generado actividad económica en este ejercicio.

Domingo Rodas S.A.

Es una empresa de acuicultura constituida en 1979. Ubicada en la provincia de Tumbes, se dedica a la siembra, cultivo y exportación de langostino. Cuenta actualmente con 250 hectáreas de producción. Sus volúmenes de producción promedio en los últimos años han sido de 700 toneladas anuales y sus exportaciones del orden de entre US$ 2.5 millones y US$ 3 millones al año. Sus ventas en el 2009 fueron de US$ 3 millones.

En el 2009, la rentabilidad de este negocio se vio afectada por el incremento de precio de los principales insumos, la reducción del precio del langostino entero y en cola en el mercado internacional de 12.5% y la apreciación del nuevo sol en 8% durante el 2009.

Gestión financiera

En el 2009, las ventas de Ferreyros prácticamente se mantuvieron en los mismos niveles del año anterior, al haber experimentado una ligera disminución de 3.2%, a pesar de la crisis financiera que afectó la economía mundial y, por ende, a la economía peruana que dejó de crecer luego de cinco años de crecimiento ininterrumpido. La utilidad neta de Ferreyros y subsidiarias acumulada en el año 2009 ascendió a S/. 100.5 millones frente a S/. 80.4 millones obtenidos el año anterior, lo cual representa un incremento de 25%, debido principalmente al buen nivel de ventas, al control de gastos de operación, a la reducción de los pasivos y consecuente gasto financiero y una utilidad en cambio generada por la devaluación del dólar estadounidense frente a la moneda peruana.

De esta manera, la utilidad neta del año de S/. 100.5 millones (US$ 33 millones, aproximadamente al tipo de cambio promedio del año) representó un retorno al patrimonio, en el año, de 18.8%, nivel superior al obtenido el año 2008 que fue de 17.6%.

En el año, se alcanzó un margen bruto de 20.8% igual al del 2008. Los gastos de administración y ventas, como porcentaje de la venta, mostraron un ligero incremento como consecuencia de la leve reducción en ventas (en el 2009 representaron 13.8% de las ventas y en el 2008, 12.5%).

Con relación a los gastos financieros, cabe mencionar que si bien para el periodo de los 12 meses se refleja un incremento, ello se debe al alto nivel de inventario registrado a principios del año. Por eso, en el año, los gastos financieros alcanzaron S/. 70.3 millones, en comparación con S/. 56.3 millones del 2008, pero en los últimos meses del año dichos

gastos experimentaron una disminución por efecto de la menor deuda y las mejores tasas de interés obtenidas ante las buenas condiciones negociadas con los acreedores. Así el gasto financiero de la empresa bajó sustancialmente, de un promedio mensual de US$ 2.4 millones, en el primer trimestre del año, a US$ 1.5 millones en el último trimestre.

Por su parte, la referida disminución del inventario se logró gracias a que, desde marzo de 2009, el volumen de compras de maquinaria y equipos se redujo debido al stock con el que se contaba y que fue suficiente para atender la demanda de equipos de los clientes, tomando en cuenta también los nuevos plazos ofrecidos por los fabricantes para la reposición de inventario. Al finalizar el año, la valorización del inventario total fue US$ 145 millones, luego de haber mostrado niveles de US$ 262 millones a inicios del año.

La utilidad operativa del año llegó a S/. 135.7 millones (equivalente a US$ 45 millones, al tipo de cambio promedio del año). Un hecho que favoreció la gestión financiera de Ferreyros fue la obtención de una utilidad en cambio de S/. 57.7 millones, explicada por una apreciación de 8% del nuevo sol, moneda funcional de la empresa, frente al dólar estadounidense, en una situación en la que el endeudamiento en dólares -ajustado mensualmente a los tipos de cambio de fin de mes-, es mayor al importe de caja y de las cuentas por cobrar que conforman el activo monetario que es también ajustado. Por ello, la reducción experimentada en los pasivos fue mayor a la reducción de los activos monetarios, generándose la consecuente ganancia en cambio.

Con respecto a la diferencia en cambio que afecta los estados financieros de la empresa, es importante mencionar que el inventario, por ser un activo no monetario no está afecto a tal ajuste mensual y que por lo tanto, al cierre del 2009 se encontraba registrado en el balance general de la compañía a un tipo de cambio promedio de S/. 2.941 por dólar, mientras que el tipo de cambio vigente a fines de diciembre de 2009 fue de S/. 2.891 por dólar. De mantenerse el tipo de cambio a estos niveles, la facturación de los equipos del inventario se efectuaría a un tipo de cambio menor al de su fecha de adquisición, lo que tendría un impacto desfavorable de S/. 5.7 millones en el siguiente ejercicio.

Se ha buscado reducir la exposición al riesgo cambiario por transacciones que involucran venta de dólares para hacer frente a pagos de proveedores locales en moneda nacional a través de contratos de cobertura. Al 31 de diciembre de 2009, la empresa mantiene contratos forward con entidades financieras locales por un importe total de US$ 12.2 millones y que vencen durante el año 2010.

Esta situación se debe a que, de acuerdo con lo establecido por las NIIF, los inventarios y la flota de alquiler que se transan en dólares en el mercado deben ser registrados en su equivalente en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo de cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra por ajustes en los pasivos y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

En cuanto a los niveles de inversión en activos, destaca el caso de la disminución de inversión en inventarios, como se comentó líneas arriba. Este comportamiento se explica por la mejora en los niveles de rotación, asociada con los esfuerzos realizados para adecuar los volúmenes de inventarios al nuevo ritmo de adquisiciones de los clientes, y a los plazos más cortos de reposición por parte de los fabricantes. Sin embargo, esta situación no ha impedido que se continúe atendiendo puntualmente a los clientes, con un nivel óptimo suficiente para atender tres meses de venta.

Adicionalmente, la variación en el activo fijo neto del balance general, entre el año 2009 y 2008, fue de S/. 14.5 millones, bastante menor a los S/. 103.1 millones de incremento mostrado en el 2008, en parte por una decisión adoptada por la empresa de tener una posición conservadora en las inversiones para el año, manteniéndolas en aquello que resultara imprescindible para sostener los estándares en los talleres y en las oficinas de ventas y, por otro lado, por la madurez alcanzada por la flota de alquiler que no requirió significativas inclusiones de unidades adicionales.

En mayo de 2009, se llevó a cabo la revaluación voluntaria de los terrenos de la empresa por S/. 24.6 millones, ya que al haber realizado una revaluación en el año 2005 debe por lo tanto cumplirse con el procedimiento establecido por las normas internacionales de contabilidad de actualizar los valores con cierta periodicidad.

Por otro lado, se debe comentar sobre las cuentas por cobrar a clientes. Como ya se ha mencionado, Ferreyros facilita a los clientes el acceso a diversas fuentes de financiamiento y en algunos casos los financia directamente.

En relación a la venta de máquinas y equipos, aproximadamente 46% fue cancelada al contado con recursos propios de los clientes, 19% fue financiado por los clientes de Ferreyros a través del sistema bancario y empresas de leasing, y 18% a través de la importante participación de Caterpillar Financial Services. Adicionalmente Caterpillar International Services del Perú S.A. compró 12% de equipos Caterpillar para ofrecer alquileres a clientes, bajo la modalidad de leasing operativo. Ferreyros tan solo financió directamente 5%, mientras que en el 2008 lo hiciera para 8% de las ventas. Es importante destacar, por lo tanto, la reducción en la inversión en cuentas por cobrar a mediano plazo.

Al concluir el año, el portafolio de cuentas por cobrar comerciales ascendió a US$ 112 millones, por debajo de los US$ 130 millones del cierre del año 2008. Particularmente, la cuenta por cobrar se concentró en documentos de corto plazo, los que representan casi 70% del portafolio y que corresponden, sobre todo, a facturas por créditos comerciales de repuestos, servicios, alquileres y máquinas.

Por su parte, el índice de morosidad de la cartera de cuentas por cobrar a 30 días fue 4.5% y la de 180 días fue de 1.2% La provisión de cuentas por cobrar para el año fue de US$ 2.8 millones y S/. 0.9 millones para cuentas financiadas en moneda extranjera y moneda local respectivamente. Esta reserva para incobrables es conservadora, pues corresponde en 70% a deuda aún por vencer, pero que está relacionada a clientes que ya han mostrado cierta morosidad

Estas medidas de reducción en activos e inversiones trajeron consigo una importante mejora de los pasivos y de los indicadores financieros de la empresa. El ratio de endeudamiento al 31 de diciembre es de 1.41 a 1, inferior al 2.52 a 1 mostrado el 2008. Por su parte, el ratio de liquidez general o ratio corriente, entendido como la capacidad de la empresa para hacer frente a sus deudas a corto plazo realizando su activo circulante, mostró un nivel, a fines de año, de 1.93 a 1. Esto se debió a la estrategia financiera de la empresa de trasladar gran parte de sus pasivos corrientes a pasivos de mediano plazo, lo que la puso en una situación financieramente sólida para obtener líneas de crédito bancarias, en el caso se hubieran presentado restricciones significativas en el otorgamiento de créditos por parte del sistema financiero nacional. Sin embargo, ello no fue necesario pues la empresa contó con líneas de crédito suficientes para atender sus requerimientos, las mismas que estuvieron acompañadas de tasas de interés muy competitivas.

La tasa de interés para créditos comerciales en dólares en el sistema financiero local mostró en diciembre de 2009 su nivel más bajo desde junio de 2004, al alcanzar un promedio de 7.3% frente al 9.5% registrado en diciembre de 2008. Para plazos cortos, las tasas de interés a 90 días para préstamos bancarios a clientes preferenciales se ubicó igualmente en sus mínimos históricos, tanto en nuevos soles como en dólares.

Ferreyros logró financiar sus operaciones a tasas de corto plazo de entre 1.5% y 2% y tasas de mediano plazo de entre 3.5% y 5%. La tasa promedio para el año en financiamientos otorgados por las distintas fuentes de financiamiento fue 5.24%. Para mitigar el riesgo por incremento de tasas de interés, en el año 2008 fueron firmados contratos de cobertura de tasas de interés con entidades financieras locales, relacionadas con obligaciones financieras a tasas de interés variable con vencimiento hasta mayo de 2015. Tales permutas de tasa de interés tienen el efecto económico de convertir los endeudamientos de tasas variables a tasas fijas. A diciembre de 2009, tales contratos ascienden a US$ 37 millones.

Fuentes de financiamiento

La empresa se financia, en primer lugar, con la reinversión de utilidades, según parámetros establecidos por la política de dividendos vigente. Adicionalmente, se financia con crédito de bancos locales y extranjeros, Caterpillar Financial Services y a través de una activa participación en el mercado de capitales, vía colocaciones de bonos corporativos.

El criterio de selección de las fuentes de financiamiento se basa en las mejores condiciones y plazos.

El nivel de deuda financiera pasó de US$ 353 millones en diciembre de 2008 a US$ 230 millones al 31 de diciembre de 2009. Se redujo significativamente las necesidades de financiamiento bancario de US$ 180 millones en el 2008 a US$ 52 millones en el 2009, principalmente en el caso de fuentes del exterior.

Participación en el mercado de capitales

Bonos corporativos

Desde el año 1994, la empresa participa activamente en el mercado de capitales. Entre 1994 y el 2004 colocó cuatro emisiones de bonos y dos emisiones de papeles comerciales. Posteriormente, en el 2004 registró un programa de bonos corporativos y papeles comerciales que fue sucedido por el registro del Primer Programa de Instrumentos Representativos de Deuda (IRD) en el 2007 y en el 2009 se registró el Segundo Programa de Instrumentos Representativos de Deuda (IRD).

Al 31 de diciembre de 2009, el monto vigente de bonos corporativos de Ferreyros, bajo los programas existentes, fue de US$ 97.5 millones, de los cuales US$ 2.5 millones corresponden al Primer Programa de Bonos Corporativos, US$ 85 millones al Primer Programa de IRD y US$ 10 millones al Segundo Programa de IRD.

Hacia fines de año, la empresa se encontraba en proceso de inscripción de su segundo programa de instrumentos representativos de deuda bajo el cual seguirá ofreciendo instrumentos al mercado en el 2010.

Las líneas de crédito otorgadas por Caterpillar Financial y la venta de cartera sin recurso de facturas de clientes a corto plazo fueron otras herramientas para obtener la liquidez requerida por la empresa.

Finalmente, cabe resaltar que, durante el 2009, la empresa implementó la instalación de los módulos contable-financieros del SAP como nuevo sistema ERP.

Gestión logística

Como ya se ha mencionado, durante los primeros seis meses del año, la gestión logística tuvo como escenario la contracción en la demanda de bienes de capital originada por la crisis mundial que se inició a fines del año 2008, lo que trajo consigo un alto nivel de inventarios, al haber estado dimensionado para atender una demanda creciente que se experimentó entre los años 2007 y 2008 y que se pronosticaba seguiría incrementándose en el 2009, hasta que cambiaron las proyecciones a partir de octubre de 2008. Este impacto se produjo en las líneas de máquinas, motores, equipos y vehículos, es decir, aquellos bienes denominados en la empresa como "prime product". En el caso de dichas líneas, el inventario se incrementó incluso durante el primer trimestre, debido a que un número significativo de unidades se encontraba en tránsito.

Para hacer frente a esta situación, se puso en marcha un plan de trabajo de adecuación de los niveles de inventarios el cual fue coordinado entre el área comercial, financiera y logística. Dicho plan consistió en primer lugar en el despliegue de una gran estrategia comercial que permita mantener altos niveles de demanda y en segundo lugar intercambio de inventarios entre los distribuidores de la red mundial de Caterpillar, logrando satisfactoriamente alcanzar una sustancial reducción del inventario de 53% al final del año, respecto a diciembre de 2008.

Cabe destacar que la reducción de inventarios se sustentó también en que la colocación de las nuevas órdenes a fábrica tomaron en consideración los nuevos plazos de atención de las fuentes de suministro. El inventario alcanzado a fines del año no presenta mayores riesgos en cuanto a la disponibilidad para el plan de ventas del año 2010, dentro de la política de mantener stocks para un mínimo de tres meses de demanda futura.

En lo referente al servicio posventa y a la atención de repuestos tanto a través de la venta directa como vía los talleres y atenciones de servicios, se ha mantenido niveles adecuados de inventario para soportar el creciente parque de maquinaria y equipos en el país, contando con un stock de protección debidamente dimensionado para atender servicios de garantía. Durante el 2009, los niveles de inventario de repuestos disminuyeron 5% en promedio, a pesar de haber permitido un crecimiento en las ventas cercano a 16%, lo que denota una mejora de los niveles de rotación. El 95% de los requerimientos de repuestos fue atendido desde el inventario tanto desde el Centro de Distribución de Repuestos de Lima como de los diferentes almacenes o consignaciones, de manera inmediata. Las demás órdenes de compra de los clientes fueron atendidas mediante pedidos de emergencia, para los cuales se cuenta con procesos de adquisición e importación muy ágiles e integrados con todos los proveedores de la cadena.

Ferreyros ha mantenido por muchos años la posición de primer importador de bienes de capital y este año no fue la excepción. No obstante, hubo una reducción de 35% en las

importaciones a valor CIF, como consecuencia de las elevadas compras realizadas a fines del 2008. Mantener esta posición de primer importador ha significado atender a una demanda de espacios marítimos de carga suelta de 58,000 m3 y 570 contenedores con repuestos y equipos menores. En lo referente al transporte aéreo -utilizado preferentemente para la importación de repuestos, que por su peso y volumen ameritan el uso de este tipo de transporte-, en el 2009, arribaron al Aeropuerto Internacional Jorge Chávez del Callao, 9.5 toneladas diarias en promedio de repuestos, entre vuelos cargueros y de pasajeros.

Respecto al almacenamiento, la empresa cuenta con una infraestructura de 47 almacenes y puntos de atención de repuestos, los cuales han permitido albergar un total de 142,000 ítems. Para el almacenaje de maquinaria, motores, equipo y vehículos, Ferreyros cuenta con tres almacenes que suman un área total de 45,000 m2 propios.

Organización y recursos humanos

El directorio

El directorio de Ferreyros se encuentra compuesto por ocho directores elegidos por la Junta General de Accionistas de acuerdo con lo previsto en la Ley General de Sociedades y en cumplimiento con lo señalado en el artículo 32 del estatuto de la empresa, por un periodo de tres años. La Junta General de Accionistas del 26 de marzo de 2008 eligió directores por el período 2008-20011. El directorio quedó conformado como sigue:

Óscar Espinosa Bedoya
Carlos Ferreyros Aspíllaga
Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Peña Roca
Juan Manuel Prado Bustamante
Andreas von Wedemeyer Knigge

Los miembros del directorio, en su primera sesión realizada el 26 de marzo de 2008, eligieron como presidente ejecutivo a Óscar Espinosa Bedoya y como vicepresidente a Carlos Ferreyros Aspíllaga.

De acuerdo con lo previsto en los "Principios de Buen Gobierno para las Sociedades Peruanas", la empresa cuenta con directores independientes para asegurar el ejercicio de un juicio independiente en asuntos donde hayan potenciales conflictos de interés y asegurar la pluralidad de opiniones. Los directores considerados como independientes, dado que no tienen ningún grado de vinculación con la administración de la empresa ni con los accionistas principales, son:

Eduardo Montero Aramburú
Hernán Barreto Boggio
Aldo Defilippi Traverso
Juan Manuel Prado Bustamante

Trayectoria profesional de los directores

Óscar Espinosa Bedoya
Presidente Ejecutivo de Ferreyros desde marzo de 2008, fue Director Gerente General de Ferreyros desde el año 1983. Ingresó a la compañía en 1981. Ingeniero civil de la Universidad Nacional de Ingeniería. Master en las universidades de North Carolina State y Harvard University y con diplomas de especialización en el ISVE, Italia, CEO Management Program de Kellog School de la Northwestern University y PAD de la Universidad de Piura en estudios de ingeniería, economía y administración de empresas. Ha ocupado importantes cargos directivos y gerenciales en Cofide, el Banco Mundial, el Banco Internacional del Perú y otras entidades financieras. Actualmente es miembro de los directorios de varias empresas, entre las que se puede señalar La Positiva Compañía de Seguros y Reaseguros y de la Positiva Vida y AFP Profuturo, así como de gremios empresariales. Es miembro del Consejo Directivo de Tecsup, vicepresidente de la Asociación Pro Universidad del Pacífico, miembro del Patronato de la Universidad Ruiz Montoya. Recibió el premio IPAE 1999.

Carlos Ferreyros Aspíllaga
Miembro del Directorio desde enero de 1971 y Presidente del Directorio desde septiembre de 1993 hasta marzo de 2008. Actualmente es Vicepresidente de Ferreyros. Es Director de La Positiva Seguros y Reaseguros S.A., miembro del Grupo de los 50 (Carnegie Endowment for International Peace & Inter-American Dialogue). Empresario, graduado en la Universidad de Princeton.

Eduardo Montero Aramburú
Miembro del directorio desde marzo de 1980 y Vicepresidente del Directorio desde septiembre de 1993 hasta marzo de 2008. Actualmente es además, Presidente de Indus S.A. y Director de Agrícola BPM S.A. Anteriormente se desempeñó como Director del Banco Central de Reserva y Presidente Ejecutivo de Industrias Pacocha S.A. Es graduado en economía en Lehigh University y cuenta con una maestría en administración de empresas del Wharton School de la Universidad de Pennsylvania.

Hernán Barreto Boggio
Miembro del directorio desde marzo de 2005 elegido en representación de los fondos administrados por las AFPs,. Actualmente es Presidente de Consorcio Peruano de Minerales S.A. y asesor de diversas compañías en los sectores de metalmecánica, minería y energía. Anteriormente se desempeñó como Presidente del Directorio de la Empresa Generadora Eléctrica del Centro (C.H.E. Yuncán), Presidente Ejecutivo de Centromin Perú, Vicepresidente de Cia. Minera San Ignacio de Morococha, Vicepresidente de la Cia. Minera Poderosa, Director Ejecutivo de Zentrax International Corp. (USA), Director del Centro de Desarrollo Económico (Brasil), Director de ARLABANK y de EULABANK y Director Alterno de la CAF. Ha sido Gerente General del Banco de la Nación y Gerente de COFIDE. Es graduado en Ingeniería Agrícola (UNA) con M.S. en Tecnología de Alimentos y M.S. en Ingeniería Química del MIT y Ph.D. Candidate en Ingeniería de Sistemas en Michigan State University. Es Fulbright Scholar y Rockefeller Foundation Scholar y miembro del Sigma XI.

Aldo Defilippi Traverso
Miembro del directorio de Ferreyros S.A. desde marzo de 2005, elegido en representación de los fondos administrados por las AFP´s. Asimismo, es Director

Ejecutivo de la Cámara de Comercio Americana del Perú (AmCham Perú) y Presidente de la Fundación del Cáncer. Es también director de diversas instituciones, entre las que figuran el Microsoft, Amrop, la Universidad Metropolitana de San Juan de Puerto Rico, Pennyinvest, Perú 2021, BASC, United Way, Solidar y el Fondo Nesst. Ha sido Gerente Financiero de Ferreyros S.A.A., Gerente General del Banco Industrial, del Banco de Comercio y del Banco Banex, en Perú; Director Ejecutivo de BLADEX, en Panamá; Gerente de Banca de Inversión de la Corporación Inter-Americana de Inversiones (CII), en Washington; Jefe de la División de Estudios Económicos del INTAL (BID), en Argentina, y Economista del Banco Mundial, en Washington. Ha sido Presidente de la Comisión Nacional de Inversiones y Tecnologías Extranjeras (CONITE), Gerente de ProInversión y Director de diversas empresas públicas y privadas en Perú. Ha ejercido la docencia como profesor de las Universidades del Pacífico, Lima y Católica. Es candidato al Doctorado en Economía y Magíster de la Universidad de Boston y Bachiller en Economía de la Universidad del Pacífico.

Juan Manuel Peña Roca
Miembro del directorio desde diciembre de 1984. Actualmente es, además, Presidente de La Positiva Seguros y Reaseguros y de la Positiva Vida, Seguros y Reaseguros, Presidente del directorio de Alianza Compañía de Seguros y Reaseguros (Bolivia), Director de Seguros América (Nicaragua), de Martinizing del Perú y de Profuturo AFP. Anteriormente se desempeñó como Director Gerente General de Bland Welch, (Brasil) encargado del área de Latinoamérica y el Caribe y como Presidente de la Federación Interamericana de Empresas de Seguros FIDES. Es graduado en ingeniería civil de la Universidad Nacional de Ingeniería.

Juan Prado Bustamante
Miembro del directorio desde marzo de 2005, elegido en representación de los fondos administrados por las AFP's. Actualmente, es socio del Estudio Llona & Bustamante Abogados y miembro del consejo directivo de la Fundación Manuel J. Bustamante de la Fuente. Anteriormente, se desempeñó como Abogado Asociado del Estudio Rubio, Leguía, Normand & Asociados, como Director de CAVALI, Director de Promotores e Inversiones Investa S.A. S.A.B., Director de Entergy Power Perú S.A, Director de Generandes Perú S.A, y Director de la CONASEV. Es graduado de la Facultad de Derecho y Ciencias Políticas de la Universidad de Lima con estudios de Post Grado en New York University, School of Law y en Boston University, School of Law.

Andreas von Wedemeyer Knigge
Miembro del directorio desde julio de 2003. Actualmente es, además, Presidente Ejecutivo y Gerente General de Corporación Cervesur S.A.A., así como Presidente del Directorio de las diversas empresas que conforman ese grupo (Creditex, Alprosa, Transaltisa, Proagro, entre otras). Es también Presidente del directorio de Profuturo AFP y de Euromotors S.A., así como Vicepresidente de la Asociación de AFPs. Es Director de La Positiva Seguros y Reaseguros; de La Positiva Vida, Seguros y Reaseguros; y de Corporación Financiera de Inversiones, entre otros. Igualmente, es miembro del Consejo Directivo de la Confiep, de la Sociedad Nacional de Industrias y de Comex Perú, así como integrante del Comité Ejecutivo de Comex. Es director de Tecsup, así como integrante del Consejo Consultivo de Negocios Internacionales de la UPC y del Consejo Consultivo de la Univ. San Pablo, Arequipa. Ha sido Director y Gerente General de Cía. Cervecera del Sur del Perú S.A. Es administrador de empresas, graduado en Hamburgo, Alemania, con estudios en el PMD y otros de Harvard Business School - EE.UU. y Universidad de Piura

Grados de vinculación

Al 31 de diciembre de 2009, no existe grado de vinculación -por afinidad o consanguinidad- entre los directores, ni entre ellos y los miembros de la plana gerencial.

Los señores Carlos Ferreyros Aspíllaga, Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son directores en La Positiva Compañía de Seguros y Reaseguros, empresa que es accionista de Ferreyros con el 9.47% del capital social.

Los señores Óscar Espinosa Bedoya, Juan Manuel Peña Roca y Andreas Von Wedemeyer Knigge son, a su vez, directores en AFP Profuturo, administradora de fondos de pensiones, accionistas de Ferreyros con más de 5% del capital social.

Órganos especiales conformados y constituidos al interior del directorio

El directorio cuenta con tres comités:
Comité de Dirección General y Gobierno Corporativo.
Comité de Auditoría.
Comité de Desarrollo Organizacional y de Recursos Humanos.

Cada comité está constituido por tres directores, como mínimo, y por lo menos uno de ellos, es director independiente, tal como lo define el principio V, literal e.1 de Gobierno Corporativo. El Presidente del directorio, el Vice Presidente y el Gerente General participan en todos los comités. Los comités se reúnen con una periodicidad trimestral.

El Comité de Dirección General y Gobierno Corporativo reemplaza al Comité de Directorio, creado en julio de 1993 y su principal función es actuar como órgano de consulta de la Gerencia para el manejo general de la empresa, así como supervisar por delegación del directorio.

El Comité de Auditoría tiene como función principal supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los Estados Financieros.

El Comité de Desarrollo Organizacional y Recursos Humanos tiene como función principal asesorar a la gerencia en la adopción de políticas generales de recursos humanos.

En la sección de Gobierno Corporativo se muestra el detalle de las funciones particulares de cada comité y su conformación.

En la sesión de diciembre de 2009, el directorio aprobó un cambio en la denominación y responsabilidades de los comités de directorio. Los comités de directorio a partir del 2010 serán:

Comité de Dirección General y Subsidiarias
Comité de Auditoría.
Comité de Desarrollo Organizacional y Gobierno Corporativo

La Gerencia



PRESIDENCIA EJECUTIVA
GERENCIA DE DIVISION AUDITORÍA INTERNA Raúl Vásquez
GERENCIA GENERAL
GERENCIA DE DIVISION ADMINISTRACIÓN Y FINANZAS Patricia Gastelumendi
GERENCIA DE DIVISION SOPORTE AL PRODUCTO José López
GERENCIA DE DIVISION RECURSOS HUMANOS Andrés Gagliardi
GERENCIA LEGAL Eduardo Ramirez del Villar
GERENCIA CENTRAL CONTROL DE GESTION Y SISTEMAS Hugo Sommerkamp
GERENCIA DE DIVISION CONTRALORÍA Víctor Astete
GERENCIA CENTRAL DE NEGOCIOS Gonzalo Diaz
GERENCIA CENTRAL DE MARKETING José Miguel Salazar
GERENCIA CENTRAL SUCURSALES, TRANSPORTE Y AGRICULTURA Luis Bracamonte
GERENCIA DE NEGOCIOS DIVISION GRAN MINERÍA Jorge Durán
GERENCIA DE NEGOCIOS DIVISION CONSTRUCCIÓN, M.MINERIA Y ENERGIA Alberto Parodi
GERENCIA DE NEGOCIOS DIVISION CONSTRUCCION LIGERA Oscar Rubio
GERENCIA AUTOMOTRIZ
SUB GERENCIA AGRICOLA

Trayectoria profesional de la gerencia

Gerencia General

Mariela García Figari de Fabbri

En marzo de 2008, fue designada como Gerente General de la empresa, luego de haber sido Gerente General Adjunta entre enero de 2005 y marzo de 2008, como parte de un plan de sucesión. Ingresó a la empresa en 1988 y desempeñó varios cargos en la división finanzas, siendo el último el de Gerente de Finanzas desde el 2001 hasta enero de 2005. Es licenciada en economía de la Universidad del Pacífico y cuenta con un MBA otorgado por la Universidad Adolfo Ibañez de Chile y el INCAE de Costa Rica. Actualmente, es miembro del directorio de la Cámara de Comercio Americana del Perú (AmCham Perú), del comité consultivo de OWIT y Vice Presidente del "Companies Circle" que reúne a 14 empresas latinoamericanas destacadas por sus buenas prácticas de gobierno corporativo. Ha sido miembro del directorio de Procapitales y presidente de su comité de gobierno corporativo hasta fines del año 2006, así como directora de Ipae entre los años 2002 y 2004 y de Cosapi entre los años 2007 y 2009. Anteriormente se desempeñó como investigadora y miembro del comité editorial de publicaciones editadas por el Consorcio La Moneda.

Gerencias Centrales

Luis Bracamonte Loayza
Gerente Central de Sucursales, Transportes y Agricultura desde octubre de 2005. Ingresó a la compañía en 1980 y desempeñó diversos cargos de importancia como la Subgerencia de Créditos y Cobranzas. En 1996 asumió la Gerencia de la División Sucursales, para posteriormente asumir la Gerencia de División Agrícola y Automotriz. Actualmente mantiene a su cargo la supervisión de las sucursales. Realizó estudios universitarios en la Universidad de Lima y obtuvo diplomas de especialización en la escuela de Administración de Negocios (ESAN), en el programa de alta gerencia del Instituto de INCAE, en Costa Rica y cuenta con una master en Dirección de Marketing y Gestión Comercial por la escuela de Negocios EOI de España. Actualmente, es director de la Cámara de Comercio de Lima.

Gonzalo Díaz Pro
Gerente Central de Negocios desde el 2007, se desempeñó como Gerente de la División Minería de Ferreyros desde julio de 2006, ingresó a la compañía en agosto de 2004. Ingeniero Civil graduado en la Pontificia Universidad Católica del Perú, cuenta con un MBA otorgado por la Universidad Adolfo Ibañez de Chile y el INCAE de Costa Rica, y con diversos cursos de especialización en el Perú y en el extranjero. Con más de 15 años de experiencia en gestión y desarrollo de proyectos de construcción, minería a tajo abierto y energía, tanto en Perú como en Chile. Anteriormente ocupó diversos cargos en el grupo Cosapi, incluyendo la Gerencia Comercial de la filial en Chile.

José Miguel Salazar Romero
Gerente Central de Marketing desde el 2007. Ingresó a la compañía en 1969 y desempeñó hasta 1990 diferentes cargos en áreas comerciales y financieras. En 1988 llegó a ser Gerente de División Finanzas. Entre 1990 y 1995 ocupó cargos similares en otras empresas del medio. Se reincorporó a la organización Ferreyros en el año 1996 para desempeñar el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de Ferreyros hasta abril del 2003. Entre 2001 y 2004, ocupó la Gerencia de División Minería y a partir del 2004 la Gerencia Central de Relaciones con Clientes y Desarrollo Comercial. Ha participado en cursos en el país y seminarios organizados por Caterpillar, incluido el programa "Caterpillar Leading for Growth and Profitability ", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas desde julio de 2001. Ingresó a la compañía en 1985 y desempeñó hasta 1990 el cargo de Gerente de Contraloría de las empresas filiales. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Se reincorporó a Ferreyros en el año 1996 para desempeñar el cargo de Gerente de División de Administración y Finanzas, el cual ocupó hasta el 2001. Es contador público colegiado de la Universidad Católica del Perú, con cursos de especialización en el Perú y el extranjero, incluido el programa "Caterpillar Leading for Growth and Profitability ", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Gerencias de División

Víctor Astete Palma
Gerente de División de Contraloría desde 1996. Ingresó a la compañía en 1977 y ha ocupado diferentes cargos en las gerencias de contabilidad, presupuesto, asesoría contable y contraloría de inversiones. Es contador público colegiado de la Universidad Nacional Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

Carlos Dongo Vásquez
Gerente del Centro de Reparación de Componentes desde el 2005 y Gerente General de Motorindustria S.A. desde el 2002. Ingresó a la compañía en 1979 y ha ocupado diversos cargos en el área comercial y de servicios. Ocupó la Gerencia de Ventas de Repuestos y Servicios y la Gerencia de División de Máquinas y Motores. Es ingeniero mecánico de la Universidad Católica del Perú. En el 2007 llevó a cabo el programa "Caterpillar Leading for Growth and Profitability ", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Jorge Durán Cheneaux
Gerente de División Gran Minería de Ferreyros desde febrero de 2007. Ingresó a la compañía en 1994 como Ingeniero de Servicio Campo a cargo de la operación minera de Cerro Verde. Posteriormente asume la responsabilidad de Jefe de Servicio - Región Sur. En el año 1999 asumió la Gerencia de Servicio a nivel nacional. En el año 2001, la Gerencia del Centro de Reparación de Componentes (CRC) y talleres Lima y en el año 2005 la Gerencia de Operaciones Mineras. Ingeniero Mecánico con mención graduado en la Pontificia Universidad Católica del Perú y MBA otorgado por la Universidad Adolfo Ibañez de Chile y el INCAE Ha participado en varios cursos de especialización y forums de Caterpillar, está certificado como Black Belt en el programa de mejora continua Six Sigma y en el 2007 siguió el programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Andrés Gagliardi Wakeham
Gerente de División de Recursos Humanos desde 1986. Entre 1973 y 1980 ocupó la Subgerencia y Gerencia de Relaciones Industriales de Laboratorios Efesa, cuando esta era empresa filial de Ferreyros. Ha desempeñado cargos similares en otras empresas de prestigio. Es licenciado en relaciones industriales de la Universidad San Martín de Porres y ha seguido diversos cursos y programas de su especialidad.

Patricia Gastelumendi Lukis
Gerente de División de Administración y Finanzas el 2005. Ingresó a la compañía en 1987. Después de desempeñar diferentes funciones en el área de créditos y cobranzas, ocupó la Gerencia de Créditos desde el año 1998. Es licenciada en administración de empresas de la Universidad de Lima; ha seguido cursos de especialización en ESAN y cuenta con MBA otorgado por la Universidad Adolfo Ibáñez de Chile y el INCAE de Costa Rica. En el 2007 participó del programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte. En el 2009 participó de un programa de especialización dictado por Harvard Extension School Faculty. Actualmente es Vicepresidente de Procapitales y miembro del directorio de IPAE.

José López Rey Sánchez
Gerente de División de Soporte al Producto desde el 2001. Ingresó a la empresa en 1981. Fue Gerente de Servicios desde 1994 hasta 1998 y Gerente de Repuestos y Servicios desde 1999 hasta el 2001. Es ingeniero mecánico de la Universidad Nacional de Ingeniería y ha seguido cursos de administración y contabilidad gerencial en ESAN, programa de Dirección de Directivos (PAD) de la Universidad de Piura y en el 2007 siguió el programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Alberto Parodi de la Cuadra
Gerente de División Construcción, Mediana Minería y Energía desde el 2007. Ingresó a la compañía en 1995. Fue Gerente Comercial de Construcción y Mediana Minería entre enero de 2006 y enero de 2007 y Gerente Comercial Posventa entre julio de 2002 y diciembre de 2005. Ingeniero Industrial graduado de la Universidad Ricardo Palma. Magíster en Administración Estratégica de Negocios del CENTRUM Católica. Ha realizado el curso de especialización en Kenan Flagler Business School de la Universidad de Carolina del Norte (UNC). Ha realizado otros cursos de especialización en el Perú y en el extranjero.

Eduardo Ramírez del Villar
Gerente Legal desde que ingresó a la compañía en 1999. Abogado de la Universidad Católica del Perú, con estudios de maestría (Master in Law) en George Washington University (Becario Fulbright). Estuvo a cargo del área legal de la Vicepresidencia de Finanzas de la Corporación Andina de Fomento (CAF) en su sede en Caracas, Venezuela, como responsable legal de las operaciones pasivas de dicho organismo internacional y antes como abogado de la Consultoría Jurídica, apoyando las operaciones de financiamiento para el sector público y privado del Perú y en la estructuración de proyectos de gran envergadura a nivel regional. Anteriormente, se desempeñó como Gerente Legal de Cosapi Organización Empresarial vinculado a la asesoría legal en temas relacionados al negocio de la construcción. Ha seguido diversos cursos de especialización tanto en el Perú como en el extranjero. En el 2007, siguió el programa "Caterpillar Leading for Growth and Profitability", dictado en la escuela de negocios Kenan-Flager de la Universidad de Carolina del Norte.

Oscar Rubio Rodríguez
Gerente de División de Construcción Ligera desde el 2007. Adicionalmente tiene a su cargo la Gerencia General de las subsidiarias UNIMAQ S.A, y Domingo Rodas S.A. Ingresó a la empresa en 1975 y viene desempeñando puestos gerenciales desde el año 1983. Actualmente es Presidente de la Asociación Langostinera del Perú. Economista egresado de la facultad de Economía en la Universidad Nacional Mayor de San Marcos. Ha llevado a cabo cursos en el Perú y el extranjero. Obtuvo diplomas de especialización en ESAN, IPAE y Universidad La Salle de Argentina.

Raúl Vásquez Erquicio
Gerente de División de Auditoría Interna desde 1978 en que ingresó a la compañía. Anteriormente fue Gerente Administrativo - Financiero de la Cía. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen y Co. Tiene el grado de bachiller en ciencias económicas y comerciales y el título de contador público colegiado y Ciclo Doctoral en la Universidad Nacional Mayor de San Marcos. Ha sido Presidente del

Instituto de Auditores Internos del Perú, Director Distrital para Latinoamérica del The Institute of Internal Auditors (USA), Presidente de la Federación Latinoamericana de Auditores Internos (FLAI) y Presidente del Comité de Ética de la FLAI. En la actualidad es miembro del Professional Issues Committee del Institute of Internal Auditors y actualmente es expositor internacional sobre temas de auditoría interna.

Remuneraciones de los miembros del directorio y de la plana gerencial

El porcentaje que representa el monto total de las remuneraciones de los miembros del directorio y la plana gerencial, respecto al nivel de ingresos brutos, según los Estados Financieros de Ferreyros asciende a 0.93%

Los recursos humanos

Al finalizar el 2009, laboraban en la empresa 2,253 trabajadores permanentes tanto en su oficina principal como en sus distintos puntos de venta, a lo largo del territorio nacional, lo que significa una disminución de 6% con relación al año anterior.

La variación de dicho personal en los seis últimos años ha sido la siguiente:

	2004	2005	2006	2007	2008	2009
Funcionarios	34	35	37	50	49	48
Empleados	584	594	712	906	1,030	984
Personal técnico y operarios	641	503	738	1,017	1,310	1,221
	1,259	**1,132**	**1,487**	**1,973**	**2,389**	**2,253**

La causa de la disminución de personal entre el 2008 y el 2009 fue la reducción parcial de la banca de personal técnico y de operaciones que Ferreyros venía capacitando para la atención de los futuros proyectos mineros, algunos de los cuales fueron pospuestos como respuesta a la crisis financiera mundial por 12 meses lo cual permitió a la empresa postergar la formación de los técnicos para el año 2010.

En el capítulo referido a Responsabilidad Social se detalla las políticas aplicadas en la administración del recurso humano y la preservación del buen clima laboral que caracteriza a la empresa.

Anexos del Informe

Anexo 1: Datos generales de la empresa

1.1 Denominación y domicilio

Razón Social	**Ferreyros S.A.A.**
Tipo de Sociedad	**Sociedad Anónima Abierta**
R.U.C.	**20100027292**
Dirección	**Jr. Cristóbal de Peralta Norte 820 Monterrico, Santiago de Surco Lima, Perú**
Teléfono	**511 - 626 - 4000**
Fax	**511 - 626 - 4504**
Página web	**www.ferreyros.com.pe**
Línea dedicada a clientes	**511 - 626 - 5000**
Línea dedicada a accionistas	**0800 - 13372**

1.2 Constitución e inscripción en Registros Públicos

Ferreyros se constituyó bajo la denominación original de Enrique Ferreyros y Compañía Sociedad en Comandita, mediante escritura del 14 de septiembre de 1922 ante el notario público de Lima, Dr. Agustín Rivero y Hurtado. Fue inscrita en el asiento 1, fojas 299, tomo 15 de Sociedades del Registro Mercantil de Lima. Esta sociedad quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

Enrique Ferreyros y Compañía S.A. absorbió los activos y pasivos de la sociedad anterior, mediante escritura pública de fecha 21 de septiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura pública de fecha 23 de noviembre de 1981 ante Notario Público de Lima, Dr. Jorge Orihuela Iberico, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante Notario Público de Lima, Dr. Jorge Orihuela Ibérico, inscrita en el asiento 2B de la ficha 117502 del libro de Sociedades de Registro de Personas Jurídicas. Con fecha 24 de marzo de 1998, la Junta General de Accionistas acordó modificar la denominación social de la empresa a la de Ferreyros S.A.A., inscrita en la partida N° 11007355 del Registro de Personas Jurídica.

1.3 Otras inversiones

La compañía mantiene inversiones en las siguientes empresas:

Empresas	Número de acciones	Participación
La Positiva Seguros y Reaseguros	25'365,384	13.7928%
La Positiva Vida Seguros y Reaseguros	4'632,896	3.5143%
Transacciones Plurales S.A.	1'698,660	16.1305%
Transacciones Especiales S.A.	223,526	0.5165%

1.4 Capital social, acciones y composición accionaria

Al 31 de diciembre de 2009, el capital social de Ferreyros está representado por 424'816,167 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las cuales 84.44% pertenece a inversionistas peruanos y 15.56%, a inversionistas extranjeros.

La cotización de apertura del año fue de S/. 2.20 y la de cierre de S/. 2.64, habiéndose alcanzado una cotización máxima de S/. 3.00 en septiembre y una mínima de S/. 1.95 en enero. El precio promedio de la acción en el año 2009 fue de S/. 2.38 (Anexo 1).

Los accionistas con participación de 5% o más del capital de la empresa son:

Nombres y apellidos	Número de acciones	Participación (%)	Procedencia
La Positiva Vida Seguros y Reaseguros	40'459,772	9.52%	Peruana
AFP Prima Fondo 3	34'404,204	8.10%	Peruana
AFP Horizonte Fondo 2	27'928,404	6.57%	Peruana
Horseshoe Bay Limited	27'462,658	6.46%	Extranjera
AFP Integra Fondo 3	27'380,436	6.45%	Peruana
AFP Profuturo Fondo 2	22'557,115	5.31%	Peruana

La distribución de acciones con derecho a voto es la siguiente:

Tenencia	Nº de accionistas	Nº de acciones	% de participación
Menos de 1%	1,420	93'135,071	21.92
De 1% a menos de 5%	12	151'488,507	35.66
De 5% a menos de 10%	6	180'192,589	42.42
De 10% y más	0	0	0
TOTAL	**1,438**	**424'816,167**	**100.00**

Anexo 2: Información de instrumentos en el mercado de capitales

2.1 Cotización de la acción

FERREYROS S.A.A.
Renta Variable

Código ISIN	Nemónico	Año - Mes	COTIZACIONES 2009 Apertura S/.	Cierre S/.	Máxima S/.	Mínima S/.	Precio Promedio S/.
PEP736001004	FERREYC1	2009-01	2.20	2.02	2.30	1.95	2.07
PEP736001004	FERREYC1	2009-02	2.02	2.00	2.04	1.95	2.01
PEP736001004	FERREYC1	2009-03	2.00	2.05	2.05	1.93	2.00
PEP736001004	FERREYC1	2009-04	2.07	2.30	2.47	2.07	2.28
PEP736001004	FERREYC1	2009-05	2.35	2.42	2.60	2.31	2.43
PEP736001004	FERREYC1	2009-06	2.42	2.25	2.55	2.00	2.34
PEP736001004	FERREYC1	2009-07	2.25	2.39	2.40	2.10	2.26
PEP736001004	FERREYC1	2009-08	2.40	2.50	2.55	2.39	2.48
PEP736001004	FERREYC1	2009-09	2.47	2.90	3.00	2.40	2.81
PEP736001004	FERREYC1	2009-10	2.90	2.70	2.90	2.60	2.79
PEP736001004	FERREYC1	2009-11	2.75	2.42	2.75	2.37	2.51
PEP736001004	FERREYC1	2009-12	2.44	2.64	2.85	2.44	2.61

Renta Fija

Código ISIN	Nemónico	Año - Mes	COTIZACIONES 2009 Apertura %	Cierre %	Máxima %	Mínima %	Precio Promedio %
PEP73600M090	FERR1DBC1A	2009-09	102.1369	102.1369	102.1369	102.1369	102.1369

2.2 Emisiones de instrumentos representativos de deuda vigentes

Vencimiento de las colocaciones vigentes al 31 de diciembre de 2009
(En millones de dólares)

PRIMER PROGRAMA BONOS CORPORATIVOS	
	Resolución Conasev N°028-2004-EF/94.11
Clase	Nominativos e indivisibles en CAVALI ICLV S.A.
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Monto máximo de emisión	US$ 50'000,000
Vigencia	2 años renovables
Pago de Intereses	*Trimestre vencido*

Series Inscritas del Primer Programa		Características de las colocaciones vigentes a diciembre 2009				
Emisiones del Primer Programa	Monto de emisión	Saldo	Plazo (años)	Taza Colocación	Fecha Emisión	Fecha Redención
FERRE1BC3A	10,000,000	2,500,000	5	6.1175%	21/10/2005	21/10/2010
		2,500,000				

PRIMER PROGRAMA IRD	
	Resolución Conasev N°055-2007-EF/94.11
Clase	Nominativos e indivisibles en CAVALI ICLV S.A.
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Monto máximo de emisión	US$ 90'000,000
Vigencia	2 años renovables
Pago de Intereses	Trimestre vencido

Series Inscritas del Primer Programa		Características de las colocaciones vigentes a diciembre 2009				
Emisiones del IRD	Monto de emisión	Saldo	Plazo (años)	Taza Colocación	Fecha Emisión	Fecha Redención
Primera Emisión de Bonos Serie A	90,000,000	15,000,000	3	5.8125%	09/05/2007	09/05/2010
Primera Emisión de Bonos Serie B	90,000,000	15,000,000	3	6.5000%	13/03/2008	14/03/2011
Primera Emisión de Bonos Serie C	90,000,000	7,500,000	3	6.3125%	24/09/2008	26/09/2011
Segunda Emisión de Bonos	90,000,000		5			
Tercera Emisión de Instrumentos de Corto Plazo	90,000,000		5			
Cuarta Emisión de Bonos Serie A	90,000,000	15,000,000	4	6.2500%	21/09/2007	21/09/2011
Cuarta Emisión de Bonos Serie B	90,000,000	10,000,000	4	6.1250%	09/11/2007	09/11/2011
Sexta Emisión de Bonos Serie A	90,000,000	10,500,000	3	8.0000%	22/12/2008	23/12/2011
Sexta Emisión de Bonos Serie B	90,000,000	12,000,000	3	7.3100%	12/02/2009	13/02/2012
		85,000,000				

SEGUNDO PROGRAMA IRD	
	Conasev Nº 054-2009 - EF/94.06.3
Clase	indivisibles en cuenta en CAVALI
Valor nominal	US$ 1,000 cada uno
Series	Una o más
Monto máximo de emisión	US$ 130'000,000
Vigencia	2 años renovables
Pago de intereses	Trimestre vencido

Series inscritas del Segundo Programa		Características de las colocaciones vigentes a diciembre 2009				
Emisiones del 2 IRD	Monto de emisión	Saldo	Plazo (años)	Taza Colocación	Fecha Emisión	Fecha Redención
Primera Emisión de Bonos Serie A	130,000,000	10,000,000	3	4.6250%	25/11/2009	25/11/2012
Segunda Emisión de Bonos	130,000,000		4			
Tercera Emisión	130,000,000		5			
Cuarta Emisión de Bonos a Corto Plazo	130,000,000		4			
Quinta Emisión de Bonos	130,000,000		6			
		10,000,000				
		97,500,000				

Anexo 3: Garantías, avales, fianzas, contingencias y compromisos

Al 31 de diciembre de 2009, la empresa ha otorgado avales y fianzas bancarias a empresas del grupo y clientes frente a instituciones bancarias y financieras. Asimismo, ha otorgado fianzas bancarias ante entidades para la participación en licitaciones y ofertas públicas y privadas. El total de garantías otorgadas al 31 de diciembre de 2009 es de US$ 51.3 millones, que representa 23% del patrimonio.

3.1 Fianzas bancarias

Al 31 de diciembre de 2009, las líneas de fianzas bancarias utilizadas por Ferreyros para garantizar transacciones diversas, principalmente ofertas en licitaciones públicas y recibo de pagos adelantados, sumaron US$ 4.9 millones.

Avales a subsidiarias

La empresa ha otorgado avales a favor de subsidiarias ante instituciones bancarias por US$ 30.3 millones.

Las entidades financieras requieren del aval de Ferreyros para poder garantizar las líneas de crédito de algunas subsidiarias y las operaciones de crédito de mediano plazo. Sin embargo gracias al crecimiento de algunas subsidiarias y su consolidación financiera dicho requerimiento ha ido disminuyendo.

3.2 Avales a clientes

Para el desarrollo de sus operaciones y ventas, la empresa otorga financiamiento directo a clientes o los apoya en sus gestiones ante instituciones financieras. En algunos casos, otorga avales ante las mismas, contando con la aprobación expresa del directorio de la empresa.

Dichos avales a clientes fueron otorgados ante Caterpillar Financial Services, Caterpillar International Services del Perú, Caterpillar Leasing Chile y algunos bancos locales.

Al cierre del ejercicio 2009, el saldo de avales a clientes ascendió a US$ 16.1 millones, los mismos que cuentan con las garantías respectivas de los clientes y/o fideicomisos de flujos.

3.3 Garantías sobre activos

Al 31 de diciembre de 2009, la empresa tiene otorgadas garantías reales por US$ 11.5 millones sobre algunos inmuebles, que respaldan créditos hipotecarios ante Caterpillar Financial Services. El saldo de deuda es US$ 1.97 millones.

3.4 Contingencias y compromisos

Al 31 de diciembre de 2009, la empresa tiene las siguientes contingencias:

a. En el año 2003, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/. 5.3 millones, incluidos multas e intereses. La empresa ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En el año 2005, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/. 24.0 millones, incluidos multas e intereses. La empresa ha presentado un recurso de reclamación ante la Administración Tributaria.

c. En el año 2006, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.1 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La empresa presentó en un principio un recurso de reclamación ante la Administración Tributaria.

d. En el año 2006, la empresa recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 1.2 millones, incluidos intereses. La empresa ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril de 2008, la empresa recibió acotaciones tributarias por el Impuesto la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.1 millones, incluidos multas e intereses. La empresa ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En julio de 2008, la empresa recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/. 6.6 millones, incluidas multas e intereses. La empresa ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de diciembre de 2009, la empresa mantiene en proceso de reclamación, juicios por US$ 1.1 millones y S/. 1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la empresa, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a Ferreyros. Por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo con el procedimiento establecido, la Administración Tributaria informó a la empresa, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la empresa cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

III. Estados Financieros auditados y análisis de la gerencia

Análisis y discusión de la gerencia sobre los estados financieros

A continuación se expone las razones que explican las variaciones más importantes entre los estados financieros de la empresa al 31 de diciembre de 2009 y al 31 de diciembre de 2008. Para este fin, algunas cifras han sido reclasificadas en el Estado de Ganancias y Pérdidas que se muestra líneas abajo, para incluir las ventas por pedido directo dentro de las ventas netas y costo de ventas.

Análisis del balance general

Balance General (en millones de nuevos soles)			Variación	
	Al 31-12-09	Al 31-12-08	Importe	%
Activo				
Activo corriente				
Caja Bancos	93.8	65.9	27.9	42.4
Cuentas por cobrar comerciales:				
Terceros	291.4	321.8	-30.4	- 9.5
Empresas afiliadas	2.7	4.4	-1.7	-38.6
Otras cuentas por cobrar:				
Empresas afiliadas	13.7	10.3	3.5	33.7
Diversas	28.6	35.5	-6.9	-19.4
Existencias	454.5	820.6	-366.1	-44.6
Gastos pagados por anticipado	1.2	0.7	0.5	79.0
Total activo corriente	**885.9**	**1259.2**	**-373.3**	**-29.6**
Cuentas por cobrar comerciales a largo plazo	30.1	49.9	-19.8	-39.6
Inversiones financieras	196.5	179.3	17.2	9.6
Inmuebles, maquinaria y equipo	397.3	382.8	14.5	3.8
Impuesto a la renta y participación de los trabajadores diferidos	15.2	20.5	-5.3	-26.0
Otros activos	4.9	4.8	0.1	2.8
Total	**1,529.9**	**1,896.5**	**-366.6**	**-19.3**

Balance General (en millones de nuevos soles) continuación

	Al 31-12-09	Al 31-12-08	Variación Importe	Variación %
Pasivo y patrimonio				
Pasivo corriente				
Sobregiros y préstamos bancarios	0.5	472.6	-472.1	-99.9
Cuentas por pagar comerciales:				
Terceros	183.9	204.8	-20.9	-10.2
Empresas afiliadas	3.7	4.6	-0.9	-19.5
Otras cuentas por pagar:				
Tributos por pagar	22.6	6.2	16.5	266.1
Remuneraciones por pagar	49.1	42.5	6.6	15.5
Empresas afiliadas	0.9	1.8	-0.9	
Otras cuentas por pagar	52.4	46.5	6.0	12.8
Porción corriente de deuda a largo plazo	145.9	107.2	38.7	36.1
Total pasivo corriente	**459.1**	**886.2**	**-427.1**	**-48.2**
Deudas a largo plazo	**434.2**	**466.5**	**-32.3**	**-6.9**
Total Pasivo	**893.4**	**1,352.7**	**-459.3**	**-34.0**
Ingresos diferidos	**2.8**	**6.2**	**-3.4**	**-54.9**
Patrimonio				
Capital	467.3	415.4	51.8	12.5
Capital adicional		-0.1	0.1	
Excedente de revaluación	26.1	10.0	16.1	161.7
Reserva legal	39.8	31.8	8.0	25.3
Resultados acumulados	100.5	80.4	20.1	24.9
Total Patrimonio	**633.7**	**537.5**	**96.2**	**17.9**
Total	**1,529.9**	**1,896.5**	**-366.6**	**-19.3**

Al 31 de diciembre del 2009, el total de activos alcanzó S/. 1,529.9 millones respecto a S/. 1,896.5 millones al 31 de diciembre de 2008, es decir, una disminución de S/. 366.6 millones. Las principales variaciones de las cuentas del activo que explican esta reducción son las siguientes:

a) Disminución neta de Existencias por S/. 366.1 millones, debido a las medidas que, en varios aspectos, adoptó la empresa a inicios del año 2009, para disminuir el alto crecimiento del inventario, registrado principalmente en el último trimestre del 2008 y en el primer trimestre del 2009. Al respecto, cabe mencionar que el importante incremento de las existencias fue generado por la necesidad de atender el crecimiento de las ventas y, adicionalmente, por los mayores tiempos de reposición que ofrecían los fabricantes (de tres a cinco meses), debido al aumento

en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Por tales razones, la empresa adelantó compras para poder contar con los inventarios que serían requeridos en el 2009 para satisfacer a sus clientes con entregas inmediatas.

b) Incremento neto en **Inmuebles, maquinaria y equipo** por S/. 14.5 millones, que se explica, básicamente, por compras de maquinaria y equipos de taller, equipos para la flota de alquiler y por la revaluación voluntaria de los terrenos de la empresa.

c) Incremento en **Inversiones financieras** por S/. 17.2 millones, debido, principalmente, al reconocimiento de las utilidades de subsidiarias por el método de participación patrimonial (mediante este método los resultados obtenidos por las subsidiarias son reconocidos en los estados financieros de la principal al valor en libros de la inversión).

Al 31 de diciembre de 2009, el total de pasivos ascendió a S/. 893.4 millones en comparación con S/. 1,352.7 millones al 31 de diciembre de 2008, lo que equivale a una disminución de S/. 459.3 millones.

Liquidez

El ratio corriente al 31 de diciembre de 2009 es de 1.93, superior al ratio corriente de 1.42 al 31 de diciembre de 2008.

El ratio de endeudamiento financiero al 31 de diciembre de 2009 es de 0.90 en comparación con 1.94 al 31 de diciembre de 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31 de diciembre de 2009 es de 1.41 en comparación con 2.52 al 31 de diciembre de 2008.

Análisis de los resultados de las operaciones

Estado de ganancias y pérdidas (en millones de nuevos soles)

	2009		2008		Variación
	Importe	%	Importe	%	%
Ventas Netas	1,856.3	100.0	1,918.2	100.0	-3.2
Costo de Ventas	-1,470.2	-79.2	-1,499.0	-78.1	-1.9
Utilidad en ventas	**386.2**	**20.8**	**419.2**	**21.9**	**-7.9**
Gastos de venta y administración	-255.8	-13.8	-240.5	-12.5	6.3
Ingresos (egresos) diversos, neto	5.4	0.3	10.1	0.5	
Utilidad en operaciones	**135.7**	**7.3**	**188.7**	**9.8**	**-28.1**
Otros ingresos (egresos):					
Ingresos Financieros	20.9	1.1	31.7	1.7	-34.1
Gastos Financieros	-70.3	-3.8	-56.3	-2.9	24.8
Utilidad (pérdida) en cambio	57.7	3.1	-51.0	-2.7	
Participación en los resultados de subsidiarias y afiliadas	17.1	0.9	13.4	0.7	27.2
	25.3	**1.4**	**-62.3**	**-3.2**	
Utilidad antes de participación de los trabajadores e impuesto a la renta	**161.1**	**8.7**	**126.5**	**6.6**	**27.3**
Participación de los trabajadores	-13.6	-0.7	-10.3	-0.5	32.0
Impuesto a la renta	-47.0	-2.5	-35.7	-1.9	31.7
Utilidad neta	**100.5**	**5.4**	**80.4**	**4.2**	**25.0**

Ventas Netas

Las ventas de la empresa, en los años 2009 y 2008, en millones de nuevos soles, fueron como sigue:

	2009	2008	Variación %
Equipos Caterpillar	748.0	806.7	-7.3
Equipos Usados	40.9	44.3	-7.7
	788.9	**851.0**	**-7.3**
Equipos agrícolas	45.4	52.8	-14.1
Automotor	126.8	232.3	-45.4
	961.1	**1,136.1**	**-15.4**
Alquiler de equipos	66.2	49.5	33.7
Repuestos y servicios	829.0	732.6	13.2
Total	**1,856.3**	**1,918.2**	**-3.2**

Las ventas netas en el 2009 ascendieron a S/. 1,856.3 millones, en comparación con S/. 1,918.2 millones del mismo período del año anterior, lo cual significa una ligera disminución de 3.2%. En conjunto, las ventas de productos principales (equipos Caterpillar nuevos y usados, equipos agrícolas y automotor) fueron inferiores en 15.4% a las del año anterior, lo cual se explica por lo siguiente:

- Disminución de 7.3% en la venta de equipos Caterpillar nuevos y usados, debido: i) a la reducción en la demanda de la pequeña y mediana minería, como consecuencia de la caída de los precios de los minerales en el mercado internacional; y ii) a la incertidumbre que afecto al sector construcción en el primer semestre debido a los posibles efectos de la crisis económica mundial y al retraso en la ejecución del programa de estimulo económico del gobierno.

- Disminución de 14.1% en la venta de equipos agrícolas, debido, principalmente, a menores ventas de equipos al sector agroexportador, el cual se vio afectado por una disminución de la demanda de sus productos en los mercados del exterior, especialmente Europa y Estados Unidos.

- Disminución de 45.4% en las ventas de la línea automotriz, explicada por la contracción del mercado automotriz y por el endurecimiento del crédito bancario, ocasionados por la crisis financiera internacional.

De otro lado, en el año 2009, las ventas de repuestos y servicios fueron superiores a las del año anterior en 13.2%, debido, principalmente, a un aumento en la demanda de clientes del sector construcción y gran minería.

Los ingresos por alquiler de equipos del 2009 mostraron un crecimiento de 33.7% en comparación con los registrados en el año anterior, que se explica, principalmente, por un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, muchos de los cuales postergaron para el año 2010 la adquisición de equipos nuevos, ante la incertidumbre que caracterizó la economía del país en el 2009.

Utilidad en ventas

La utilidad en ventas del 2009 ascendió a S/. 386.2 millones, en comparación con S/. 419.2 millones del año anterior, una disminución de 7.9%. En términos porcentuales, el margen bruto del 2009 es menor al obtenido el año anterior (20.8% en el 2009 frente a 21.9% en el 2008). Esta disminución en el margen bruto se debe, principalmente, a la variación en el tipo de cambio. Durante el año 2008 hubo una devaluación importante del nuevo sol respecto al dólar, razón por la cual las ventas en dólares efectuadas en dicho período se registraron a tipos de cambios mayores a los que se utilizaron para registrar el costo de adquisición de los respectivos inventarios. Sin embargo, este efecto en la utilidad en ventas, fue parcialmente contrarrestado por la pérdida en cambio que resultó de ajustar los pasivos en dólares a los tipos de cambio vigentes al cierre de cada período.

Gastos de venta y administración

Los gastos de venta y administración ascendieron en el 2009 a S/. 255.8 millones en comparación con S/. 240.5 millones del año anterior, lo cual representa un crecimiento de 6.3%, debido, principalmente, a un aumento en la provisión para cobranza dudosa y en los gastos por garantía de equipos vendidos. El año 2009 los gastos de administración y ventas representaron 13.8% de las ventas netas frente a 12.5% del año 2008.

Ingresos (egresos) diversos, neto

En el 2009, se registró en este rubro un ingreso neto de S/. 5.4 millones, frente a un ingreso neto de S/. 10.1 millones del año anterior. El menor ingreso registrado en el 2009 se debe a una disminución en los ingresos por resolución de contratos y a un mayor gasto por provisión para desvalorización de existencias.

Ingresos financieros

Los ingresos financieros del 2009 ascendieron a S/. 20.9 millones en comparación con S/. 31.7 millones del año anterior, lo que significa una disminución de 34.1%, que se explica, principalmente, por un cambio en la política de otorgamiento de descuento por pronto pago de un proveedor del exterior. De acuerdo con la nueva política, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la empresa, lo cual significa que la disminución de los ingresos financieros esta siendo compensada con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la empresa no es significativa.

Gastos financieros

Los gastos financieros sumaron S/. 70.3 millones en el 2009 y alcanzaron S/. 56.3 millones el año anterior, lo cual representa un incremento de 24.8%. A pesar de la disminución de S/. 278.8 millones en el pasivo promedio sujeto a pago de interés (S/. 637.2 millones en el 2009 frente a S/. 916.0 millones en el 2008), el gasto financiero es S/. 15.3 millones mayor al registrado en el ejercicio anterior. Este incremento se debe a que durante el tercer trimestre del 2008 y hasta febrero de 2009, la empresa aumentó su volumen de compras de maquinaria y equipos para asegurar el abastecimiento al mercado local, frente a la gran demanda mundial que enfrentaron los fabricantes en el 2008 y que ponían en riesgo la disponibilidad de stocks en el Perú. Es por ello que el pasivo promedio del tercer y cuarto trimestres del 2008, así como del primer y segundo trimestres del 2009, fue mayor al registrado anteriormente, respectivamente, con el consecuente mayor gasto financiero. Sin embargo, a partir del segundo semestre del 2009, la tendencia de los gastos financieros fue decreciente: S/. 21.7 millones en el primer trimestre del 2009; S/. 20.7 millones en el segundo trimestre del 2009; S/. 15.6 millones en el tercer trimestre del 2009; y S/. 12.3 millones en el cuarto trimestre del 2009.

Utilidad (pérdida) en cambio

Durante el año 2009, las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 57.7 millones en comparación con una pérdida en cambio de S/. 51.0 millones del año anterior. La utilidad en cambio del 2009 es producto de una apreciación del nuevo sol frente al dólar americano de 8.0% (el tipo de cambio de S/. 3.142 por dólar al 31 de diciembre de 2008 disminuyó a S/. 2.891 por dólar al 31 de diciembre de 2009). La pérdida en cambio del 2008 se explica por una devaluación del nuevo sol frente al dólar americano de 4.8% (el tipo de cambio de S/. 2.997 al 31 de diciembre de 2007 aumentó a S/. 3.142 por dólar al 31 de diciembre de 2008). En el caso de la empresa, los activos monetarios en dólares (principalmente, caja bancos y cuentas por cobrar) son menores que los pasivos monetarios en la misma moneda.

Participación en los resultados de subsidiarias y asociadas

En este rubro se registra las utilidades de subsidiarias y asociadas, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 17.1 millones en el 2009, en comparación con S/. 13.4 millones del año anterior, un incremento de 27.6%, explicado, principalmente, por la mayor utilidad de una asociada del sector seguros, y, adicionalmente, por un incremento en el resultado neto de algunas subsidiarias, cuyos ingresos se vieron favorecidos por la diferencia de cambio resultante de la apreciación del nuevo sol respecto al dólar estadounidense.

Participaciones e impuesto a la renta

Las participaciones e Impuesto a la Renta de 2009 y 2008 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

Utilidad neta

La utilidad neta del 2009 ascendió a S/. 100.5 millones frente a S/. 80.4 millones del año anterior, un aumento de 24.9%. El buen resultado del año 2009 se debe a varios factores,

entre los que destaca, en primer lugar, el hecho de haber alcanzado un volumen de ventas del orden de S/. 1,837 millones, solamente 3.5% menor al del año anterior; en segundo lugar, una reducción de los gastos financieros en el segundo semestre, gracias a una disminución de la deuda debido a la reducción del inventario; y, finalmente, una diferencia en cambio que, en gran medida, compensó la menor utilidad bruta ocasionada por la tendencia decreciente del tipo de cambio.

Utilidad antes de intereses, depreciación y amortización (UAIDA)

La UAIDA (EBITDA, por sus siglas en inglés) del 2009 ascendió a S/. 238.2 millones frente a S/. 283.2 millones del 2008, lo cual representa una disminución de 15.9%.

Cambios en los responsables de la elaboración y revisión de la información financiera

Durante el 2009 y 2008 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la empresa.

IV. Responsabilidad social

Ferreyros asume activamente el rol de la empresa privada como agente de cambio y como impulsora del desarrollo del país. Por ello, durante el 2009, hemos continuado con el desarrollo de programas e iniciativas, en ámbitos tan diversos como la educación en valores y responsabilidad ciudadana, la capacitación en habilidades que fomenten la empleabilidad de los jóvenes, la promoción de la mecanización en zonas de escasos recursos, el buen gobierno corporativo, la inclusión laboral o la protección ambiental, lo cual desde hace muchos años la distingue como una empresa socialmente responsable. También, ha emprendido nuevas iniciativas demostrando su sólido compromiso con el progreso del país.

Ferreyros cree firmemente que la responsabilidad social debe extenderse a todos los grupos de interés y no únicamente a la comunidad. Por ello, el 2009 ha continuado igualmente dirigiendo nuestros esfuerzos a generar impactos positivos en sus colaboradores, nuestros accionistas, nuestros clientes, el gobierno y la sociedad, nuestros proveedores y el medio ambiente. A continuación, un recuento de las acciones desarrolladas por Ferreyros en este ámbito.

1. Colaboradores

Ferreyros considera que su mayor ventaja competitiva, más allá de sus productos y servicios, es su recurso humano. Los colaboradores de la organización son quienes forjan su liderazgo y solidez: la empresa retribuye el esfuerzo de sus trabajadores con óptimas condiciones laborales, buen clima de trabajo y el estímulo de su desarrollo integral, tanto profesional como personal. Gracias a sus buenas prácticas de recursos humanos, Ferreyros forma parte de la Asociación de Buenos Empleadores, patrocinada por la Cámara de Comercio Americana del Perú (Amcham), que afilia a firmas reconocidas por respetar a sus trabajadores y crear un clima laboral adecuado, aplicando buenas prácticas de recursos humanos.

Como se ha mencionado ya, a fines del 2008 se vislumbraba que el 2009 sería un año de incertidumbre en los negocios como consecuencia de los efectos de la crisis a nivel mundial. Ante esta situación se determinó que la empresa debía hacer los esfuerzos necesarios a fin de preservar -si no la totalidad- cuando menos la mayor cantidad de puestos de trabajo. Esa determinación implicaba necesariamente realizar reducciones de gastos por otros conceptos, los cuales incluyeron el no hacer incrementos en las planillas de pago de la empresa. Este objetivo se logró gracias, una vez más, a la comprensión y colaboración de todos los trabajadores y permitió que la empresa pudiera hacia fines de año otorgar un reconocimiento, a través de un bono, a sus trabajadores.

De otro lado, para lograr efectividad y éxito en la ejecución de la estrategia de la empresa, el área de recursos humanos es considerada como un socio estratégico en la organización. En esta línea, dicha área asegura que toda aquella persona que se incorpora a la organización cuente con una competencia que ha sido definida como clave: la vocación de servicio. Asimismo, promueve que esta competencia sea desarrollada en el personal contratado con anterioridad.

1.1. Valoración y respeto a la diversidad

Ferreyros cuenta con un equipo humano multidisciplinario, compuesto por 2,253 colaboradores provenientes de diferentes regiones del país. Uno de los compromisos de la empresa es mantener un ambiente laboral libre de discriminación, para lo cual se cuenta con una política específica que favorece la igualdad de oportunidades, sobre la base de los méritos de cada trabajador, sin discriminación de sexo, raza, origen, credo o condición social. Aproximadamente 22% del personal administrativo y 15% de la plana gerencial está compuesto mujeres. Incluso entre el personal técnico está integrado por cinco mujeres. Los colaboradores de la empresa provienen de diferentes zonas geográficas y de diversos estratos socio económicos.

Asimismo, como parte del Programa de Inclusión Laboral, Ferreyros cuenta con tres trabajadores con habilidades diferentes: dos de ellos ocupan los puestos de auxiliar de almacén y mensajero interno en la organización, mientras que un tercero se desempeña como auxiliar de comedor, como parte de un proyecto conjunto con la empresa concesionaria. De esta manera, la empresa favorece su inclusión social como personas útiles y productivas, fortaleciendo su seguridad y autoestima e integrándolos al mercado laboral.

1.2 Capacitación y desarrollo profesional

Ferreyros alienta, promueve y facilita el desarrollo profesional de sus trabajadores. Para el personal administrativo y la fuerza de ventas, la empresa emprende planes de capacitación como resultado de su Programa de Administración del Desempeño. Dicho programa está orientado a fomentar una fuerte cultura organizacional y motivar al empleado a mejorar su nivel de compromiso con la empresa, maximizando su desempeño y satisfacción en el trabajo. Competencias como enfoque al cliente, liderazgo, responsabilidad, trabajo en equipo y conocimiento técnico o profesional son evaluadas cada año, con el fin de delinear oportunidades de mejora.

Asimismo, la empresa ofrece programas especializados para la fuerza de ventas, que los ayudan en la ejecución de sus funciones y desarrollo. Estos programas cuentan con el patrocinio de Caterpillar, representada de Ferreyros, y aseguran el permanente desarrollo de capacidades de cobertura de mercado, conocimiento de nuevos productos, entre otros. Para el personal de logística, se ha implementado recientemente un programa ad hoc.

En cuanto al personal técnico, la empresa continuó promoviendo el autodesarrollo a través del Programa Service Pro que se lleva a cabo a través del entrenamiento

durante el trabajo y con prácticas programadas en el Centro de Desarrollo Técnico, un taller dedicado especialmente a la capacitación de esta fuerza laboral. El Service Pro ofrece una línea de carrera para los técnicos, quienes pueden ir ascendiendo a lo largo de sucesivos niveles. Igualmente, Ferreyros mantuvo un programa acelerado de entrenamiento como herramienta para capacitar a los nuevos técnicos que van siendo incorporados a la empresa, para que se eleve el nivel de conocimientos y habilidades de ingreso, de tal manera que puedan aumentar su productividad al poco tiempo de estar en la organización. En el 2009, se capacitó en este programa a la novena promoción sumando hasta el momento un total de 226 técnicos capacitados en el ABC.

Por otro lado, Ferreyros brinda a sus trabajadores la posibilidad de asistir a programas organizados por Caterpillar en el Perú y en el extranjero. Durante el 2009, técnicos de alto nivel de Ferreyros han recibido 14 certificaciones Caterpillar, tras un proceso realizado por esta firma en Estados Unidos.

Ferreyros tiene como política dar prioridad a sus colaboradores para la cobertura de un puesto vacante o nuevo a través del sistema "Oportunidades Laborales", ofreciéndoles la opción de ascender a posiciones de mayor responsabilidad y de acceder a nuevas oportunidades de desarrollo personal. Del total de puestos ofrecidos durante el año a través del sistema de oportunidades laborales, 80% fue cubierto por colaboradores de la empresa.

Asimismo, la organización apoya a sus colaboradores para la realización de maestrías, cursos y diversos programas formativos.

1.3. Cuidado de salud, seguridad y condiciones de trabajo

Ferreyros, orientada por su cultura corporativa y consciente de la necesidad de proteger a sus trabajadores y al medio ambiente, asume el compromiso de desarrollar ambientes de trabajo seguros y saludables, así como de promover el bienestar de su personal. En este sentido, la empresa aplica un Sistema de Seguridad Industrial, Higiene Ocupacional y Gestión del Medio Ambiente mediante el Programa de Gestión de Riesgos, que busca asegurar el cumplimiento permanentemente de los estándares más altos en gestión de riesgos con el fin de reconocer, evaluar y controlar todas aquellas acciones, omisiones y condiciones que pudieran afectar la salud e integridad física de los trabajadores, ocasionar daños a las instalaciones y equipos o causar impactos en el medio ambiente.

El sistema comprende actividades como la organización de seguridad con comités, la gestión y evaluación de riesgos, inspecciones y observaciones de seguridad, capacitación en el uso de equipos de protección personal, controles de higiene industrial y exámenes médicos, control de contratistas y el mejoramiento continuo.

Durante el 2009, la empresa ha continuado implementando la mejora continua en seguridad basándose en la prevención y empleando herramientas tanto de gestión como de medición, tales como las inspecciones programadas y no

programadas, la observación preventiva con las tarjetas "Ferreyros Observa" para identificar actos sub estándares, tableros de mejora continua, reuniones mensuales, charlas, inducciones y otros.

El sistema y su puesta en práctica por los jefes y trabajadores, alineados con el objetivo de disminuir constantemente la incidencia de accidentes en las diferentes unidades de la organización Ferreyros hasta llegar a Cero Accidentes con Tiempo Perdido, permitieron que en el 2009 se apreciara una mejora importante en el índice de Accidentabilidad.

Con la finalidad de detectar y prevenir posibles enfermedades en sus trabajadores, durante el 2009, la empresa organizó un festival de la salud que incluyó controles en las especialidades de medicina general, otorrinolaringología, nutrición, neumología, urología, odontología, oftalmología y ginecología. Asimismo llevó a cabo una campaña de vacunación contra la influenza y charlas sobre cómo llevar un estilo de vida saludable y sobre prevención de cáncer de mama. También se realizaron análisis de laboratorio para identificar niveles de glucosa y colesterol.

Por otro lado, la empresa subvenciona parcialmente el costo del seguro ofrecido por las empresas prestadoras de servicios de salud (EPS), tanto para los empleados como para sus familiares directos, en un porcentaje mayor del exigido por la legislación vigente. De manera complementaria, organiza periódicamente campañas preventivas de salud, con programas de detección temprana y de vacunación de enfermedades como la hepatitis y la influenza, así como consejería médica, entre otras.

Asimismo, el área de servicio social de la empresa brinda atención personalizada y permanente en ámbitos como salud, educación, vivienda, economía, situación legal y problemática familiar. Cabe destacar que Ferreyros otorga a sus trabajadores préstamos de vivienda.

1.4 Desarrollo personal y familiar

La empresa se caracteriza por respetar el horario de trabajo de sus colaboradores, con el fin de fomentar que dispongan de tiempo libre para la vida en familia o para realizar otras actividades de su propio interés, en aras de su calidad de vida.

Además, a través del área de servicio social, desarrolla diversas actividades dirigidas al trabajador y su familia como talleres de desarrollo humano, de motivación y autoestima, y capacitación en actividades productivas para generar ingresos adicionales para el hogar. Para los trabajadores se dictaron cursos como ensamblaje de computadoras, computación básica para adultos y bar y coctelería. Dentro de las actividades orientadas al personal femenino, así como a las esposas y madres de los trabajadores, se desarrollaron cursos de bisutería, cosmetología y talleres de manualidades navideñas, entre otros.

Igualmente, ofrece programas vacacionales para los hijos de los trabajadores, con visitas a museos y destinos históricos, concursos de dibujo y pintura y competencias deportivas, así como programas de integración familiar como paseos familiares y talleres de pareja.

1.5 Canales de comunicación

Ferreyros tiene una política de puertas abiertas que facilita la comunicación de los empleados con la gerencia, asimismo la empresa busca fortalecer la comunicación horizontal ofreciendo permanentemente información sobre la organización y actividades de los empleados. Para este fin utiliza canales como la revista interna "Imagen", dirigida a todo el personal; las vitrinas informativas, para la difusión de actividades organizadas por la firma; un buzón de sugerencias, al alcance de todos los empleados que se revisa periódicamente, para expresar sus opiniones y la Intranet. Esta última ha sido desarrollada para estrechar más los lazos entre los empleados, con información en línea que da a conocer las novedades y noticias de la empresa en tiempo real, permitiendo que todos los empleados, sin importar su ubicación física, se mantengan en contacto, así como acceder a recursos y sistemas necesarios para el trabajo diario. La empresa cuenta con un departamento de Comunicaciones que tiene entre sus responsabilidades, mantener informado al personal.

Las reglas establecidas por Ferreyros están a disposición de los trabajadores en el Sistema de Normas y Procedimientos, de libre acceso en la red interna. Además, cada uno de los nuevos colaboradores recibe a su llegada un Manual de Bienvenida, con información relevante para su desempeño en la organización. Del mismo modo, la empresa comparte información públicamente a través de su página web, como expresión de una política de gobierno corporativo limpia y transparente.

Asimismo, desde el año 2003, la empresa utiliza la metodología Six Sigma para la mejora de procesos, la cual a su vez promueve el acceso del personal a proponer mejoras en la organización. La metodología se basa en el liderazgo de uno de sus trabajadores, denominado Black Belt (Cinturón Negro), quien dirige durante dos años a un grupo de colaboradores (Green Belts) para definir procesos a mejorar y, posteriormente, recomendar e implementar medidas, constituyéndose de esta manera un equipo multidisciplinario.

1.6 Relación con el sindicato

Ferreyros respeta la agrupación de sus colaboradores. Desde 1946 y de manera ininterrumpida, el personal obrero está representado por un sindicato que tiene una excelente relación con la empresa y colabora en la creación de políticas que mejoran las condiciones laborales y la calidad de vida de los trabajadores y sus familias.

Además de la reunión anual que sostienen los directivos de la empresa con los representantes del sindicato para la presentación del pliego de reclamos, la comunicación con el sindicato es fluida y permanente: este recibe amplias facilidades para la realización de sus asambleas en las instalaciones de la firma.

Un indicador de las buenas relaciones entre el sindicato y la empresa es que desde hace más de 20 años no ha habido ninguna paralización.

El sentido de responsabilidad y colaboración del sindicato ha sido puesto de manifiesto en las circunstancias más difíciles para la organización, sumándose permanentemente a los desafíos de la empresa y demostrando su solidaridad.

2. Accionistas (ver sección de Gobierno corporativo en el Capítulo II y el Capítulo VI)

La gestión de Ferreyros está regida por principios de buen gobierno corporativo, que garantizan el respeto a los derechos de los accionistas, el trato equitativo, la presentación transparente y oportuna de la información, así como la existencia de un directorio eficaz que represente a todos los accionistas. Tal como se describe en la sección referida a Gobierno Corporativo y en la autoevaluación, la empresa considera que tiene altos estándares de cumplimiento y que se ha constituido en un referente y modelo a seguir para muchas empresas que aún se encuentran iniciando el proceso de mejora continua que el compromiso con gobierno corporativo representa.

Asimismo, su labor ha sido reconocida con distinciones nacionales e internacionales, como el haber sido finalista en el Premio Garrigues- Affinitas de Buen Gobierno Corporativo en Latinoamérica, otorgado en el año 2006 en Madrid, España, y la incorporación desde el 2006 al Companies Circle of the Latin American Corporate Governance Roundtable, entidad que reúne a 14 empresas líderes latinoamericanas en buenas prácticas de gobierno corporativo con el soporte de la OECD y la IFC.

Las buenas prácticas de gobierno corporativo de Ferreyros le han merecido premios en todas las versiones del Concurso de Buen Gobierno Corporativo, que por tres años consecutivos fuera organizado en Perú por Procapitales y la Universidad Peruana de Ciencias Aplicadas (UPC): el primer puesto en la categoría Mejor Trato a los Accionistas (2006), el Premio Especial Mejor Progreso en Implementación de Prácticas de Gobierno Corporativo (2007) y los premios Mejor Trato a los Accionistas y Mejores Políticas de Directorio (2008).

3. Comunidad: Educación de jóvenes

Consiente del papel que cumple la empresa privada como agente de cambio en el desarrollo del país, Ferreyros ha continuado desplegando importantes esfuerzos con diversos sectores de la comunidad, principalmente en uno de los temas que considera clave para el progreso del país: la educación de los jóvenes que construirán el futuro del país. A continuación, una breve descripción de estas iniciativas desarrolladas durante el 2009.

3.1 Propuesta Educativa de la Asociación Ferreyros

Con la finalidad de promover la formación de profesionales con valores y responsabilidad ciudadana, la Asociación Ferreyros, financiada íntegramente por la organización Ferreyros, continuó durante el 2009 con el Programa de Talleres para Jóvenes Universitarios.

Dicho programa tiene como objetivo estimular en los jóvenes la búsqueda de una actitud positiva hacia sí mismos y hacia su país, que los haga mejores profesionales

y mejores ciudadanos, proporcionándoles experiencias distintas a aquellas que corresponden propiamente a sus estudios de carrera, pero que resultan valiosas tanto para su desarrollo personal como para su inserción en el ejercicio profesional, conscientes que los líderes del país deben contar con un bagaje de competencias que acompañen sus conocimientos técnicos y académicos.

Los talleres se ofrecen en forma totalmente gratuita y están orientados a jóvenes universitarios, de todas las especialidades, que están cursando los últimos dos años de estudios, tanto en universidades públicas como privadas, especialmente de provincias, quienes reciben un certificado de participación. La Asociación asume todos los gastos de organización.

Durante el año 2009, se dictaron 113 talleres, con una participación de 35 estudiantes en promedio, con una asistencia total de 3,795 participantes en 26 universidades de 16 ciudades del país. Cabe resaltar que 89% de los talleres se realizó en provincias, donde es mayor la necesidad de este tipo de formación.

Como cada año, el programa de talleres fue difundido a través de las páginas webs y boletines informativos de diversas universidades. Asimismo, emisoras radiales y prensa escrita de provincias realizaron entrevistas a los facilitadores acerca de las actividades de la Asociación Ferreyros.

Cabe destacar que actualmente la Asociación Ferreyros tiene Convenios de Cooperación Académica con 15 universidades a nivel nacional. Dichos convenios son un reconocimiento a la labor de la Asociación en favor de los estudiantes universitarios y a su vez muestran el interés de las universidades en sumar esfuerzos conjuntos para la realización de estas actividades.

Los talleres que se dictaron durante el año fueron:

	Número de talleres	Número de participantes
Actitud profesional	29	953
Empleabilidad: Mi responsabilidad	27	922
Actitud positiva y liderazgo	31	1,047
Trabajo en equipo	26	873
Total	**113**	**3,795**

En cada uno de estos talleres se reiteran los conceptos básicos sobre valores y responsabilidad ciudadana aplicados a cada tema. La metodología de trabajo consiste en crear un espacio de reflexión donde el facilitador orienta a los participantes, mediante el "hacer", el "sentir" y el "pensar", a discutir sobre aspectos relevantes para su formación personal y su futuro ejercicio profesional, como la actitud y el cambio, la empleabilidad, el liderazgo y el trabajo en equipo.

A mediados de año, se tuvo también un encuentro con todos los facilitadores que desarrollan los talleres, para mantener una capacitación permanente y ofrecerles la oportunidad de compartir experiencias y debatir e intercambiar ideas sobre su trabajo con los jóvenes a lo largo del año. Un resultado importante de este encuentro fue la actualización de las dinámicas que se llevan a cabo en los talleres así como el enriquecimiento de los contenidos y mensajes que se transmiten.

Por otro lado, Ferreyros ha seguido contribuyendo a la financiación de la Conferencia Anual de Estudiantes Universitarios (CADE Universitaria), evento que organiza cada año el Instituto Peruano de Acción Empresarial (IPAE) y que reúne a más de 600 jóvenes de todo el país. Desde 1997, la Asociación Ferreyros ha tenido adicionalmente a su cargo el entrenamiento de los moderadores de los grupos de trabajo de la CADE Universitaria. Cabe resaltar que en dichos grupos de trabajo los participantes reflexionan y elaboran las conclusiones y recomendaciones finales del evento. Desde el 2005, la selección de los moderadores se hace entre los participantes del programa de talleres de la Asociación Ferreyros.

3.2 Programa "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos" - Entra 21

En octubre de 2009, finalizó con gran éxito la primera etapa del proyecto "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos", promovido por Ferreyros y Caterpillar, que ofreció en un periodo de un año y medio capacitación a 539 jóvenes, de entre 18 y 29 años, en diversas áreas de trabajo y logró como resultado la inserción laboral de más de 95% de los participantes.

Esta iniciativa, dotada de una inversión de más de US$ 650,000, tuvo como financiadores principales al Fondo Multilateral de Inversiones (Fomin) del Banco Interamericano de Desarrollo, a la Fundación Caterpillar y a Ferreyros; como entidad cofinanciadora y administradora, a la International Youth Foundation (IYF); y como aliado local y ejecutor de la capacitación, a Tecsup.

Tras un proceso de estrecha coordinación con diversas empresas de los sectores manufacturero y de servicios, se recogió información sobre sus necesidades de mano de obra calificada y las capacidades técnicas requeridas para ocupar dichos puestos. En función a estas necesidades el proyecto ofreció a los participantes, en diferentes puntos del país, capacitación gratuita para su desenvolvimiento en áreas como mantenimiento mecánico y eléctrico, producción industrial, almacén y logística, manipuleo y soldadura. De esta manera, el programa no solo ofreció la capacitación, sino la orientó hacia puestos de trabajo concretos, previamente coordinados con empresas que presentaron sus requerimientos de contratación por un periodo mínimo de seis meses.

Cabe señalar que en esa línea, Ferreyros, además de contribuir con la financiación del proyecto, participó también ofreciendo oportunidades de empleo para los egresados del programa, comunicando a Tecsup su necesidad de contratar jóvenes para las áreas de logística de repuestos y señalando las capacidades requeridas en dichas funciones para pasar a contratar a los jóvenes luego de su capacitación. Al 31 de diciembre de 2009, nueve jóvenes egresados del programa trabajan en Ferreyros, la mayoría de ellos como auxiliares de almacén en el Centro de Distribución de Repuestos.

La formación consistió en programas de capacitación de 150 horas, desarrollados por Tecsup en sus campus de Arequipa, Lima y Trujillo, así como en las instalaciones de las empresas que se sumaron al programa para atender sus requerimientos de personal, en diversas ciudades del Perú.

El proceso de selección de los jóvenes beneficiarios fue organizado por Tecsup, en zonas aledañas a las compañías que convocaron nuevo personal a través del proyecto. Cabe destacar que los participantes fueron jóvenes provenientes de zonas urbanas, de escasos recursos y con una educación insuficiente para encontrar empleos de calidad, la cual fue potenciada con la capacitación que recibieron.

3.3 Programa Think Big

Ferreyros y en general las empresas que utilizan bienes de capital, requieren personal técnico calificado para llevar adelante las distintas actividades de su negocio, en especial el mantenimiento y reparación de los equipos. Conscientes de ello, la empresa busca contribuir activamente con instituciones educativas dedicadas a la formación técnica especializada. En este sentido, desde hace ocho años, la empresa viene venimos impulsando, con la colaboración de Caterpillar el Programa Think Big, para capacitar a jóvenes en la carrera técnica de mecánica.

El programa Think Big tiene una duración de dos años. Al finalizar el programa, los egresados tienen como primera opción ingresar a la fuerza laboral de Ferreyros con una línea de carrera definida. Este programa forma a los participantes para brindar servicio a máquinas y motores Caterpillar a través de modernos sistemas de mantenimiento, así como tecnologías y herramientas de última generación. El programa permite recrear condiciones únicas de equipos y tecnología Caterpillar, con el fin de dotar a los estudiantes de habilidades de diagnóstico complejo para su desempeño en el mundo real.

En septiembre del presente año, se graduó la sexta promoción de ThinkBig. El programa ha beneficiado a la fecha a 118 estudiantes de diferentes zonas del país.

3.4 Programa para Jóvenes Emprendedores en Colegios de Cajamarca

Desde el año 2005, Ferreyros contribuye con el Programa de Formación para Jóvenes Emprendedores en Colegios de Cajamarca, que desarrolla la Asociación Los Andes de Cajamarca, promovida por la Compañía Minera Yanacocha. El programa, dirigido a alumnos del tercero, cuarto y quinto año de secundaria, y a sus profesores, tiene como principal objetivo promover una actitud emprendedora, una mejor comprensión de la economía de libre mercado y facilitar la inserción de los jóvenes en el mundo adulto, involucrando para ello a colegios, universidades, instituciones gremiales y empresas de la provincia de Cajamarca.

Desde sus inicios el programa desarrolla los módulos "Economías personal", "Las ventajas de permanecer en la escuela", "Fundamentos empresariales", "Empresas en acción" y "La compañía" y "Habilidades para el Éxito". Durante el 2009, se logró involucrar a 143 docentes, 4,931 estudiantes y a los directores de 31 centros educativos, 18 de ellos de la zona rural de Cajamarca.

El Programa de Formación de Jóvenes Emprendedores en Cajamarca ha logrado beneficiar a lo largo de estos años, a cerca de 23 mil alumnos, quienes han comprendido la importancia de estudiar y capacitarse constantemente para alcanzar sus metas personales, además de haber adquirido una buena percepción de la actividad empresarial y del rol que juegan los empresarios en la sociedad.

3.5 Programa de Aprendizaje Dual del Senati

Ferreyros es patrocinador del Sistema Dual de Senati, que permite a jóvenes estudiantes complementar su formación técnica con un aprendizaje práctico en las instalaciones de la empresa.

La formación comprende dos etapas. La básica, que se realiza íntegramente en los Centros de Formación Profesional del Senati, con una duración de 552 horas. Y la específica, en la que se alterna cuatro días de asistencia a Ferreyros y un día a Senati, con una duración de 5,520 horas a lo largo de tres años. Durante los últimos 13 años, Ferreyros recibió a 377 estudiantes del Programa Dual del Senati.

3.6 Programa de Prácticas Pre-profesionales y Apoyo a la Investigación Académica

Como cada año, Ferreyros recibió a 134 estudiantes de diversas universidades e institutos superiores del país para realizar sus prácticas pre-profesionales. Esta experiencia permite a los jóvenes tomar contacto con el mundo laboral antes de terminar sus estudios, en un entorno de trabajo ideal para desarrollar sus competencias.

Los jóvenes que forman parte del Programa de Prácticas Pre-profesionales de Ferreyros asimilan con el quehacer diario los valores que distinguen a la empresa, como seriedad, transparencia y búsqueda de excelencia en el servicio, que serán importantes para su desempeño profesional en cualquier organización.

3.7 Orientación vocacional

Por cuarto año consecutivo, en el 2009, Ferreyros recibió a escolares del último año de secundaria provenientes de diferentes colegios que cuentan con programas de orientación vocacional. Con la finalidad de confirmar su vocación, los alumnos recorrieron durante algunos días las diferentes áreas de Ferreyros y tuvieron la oportunidad de experimentar directamente las funciones y actividades que realizan los distintos profesionales de la empresa. Ferreyros asume esta importante responsabilidad porque creemos que la elección de una carrera profesional o técnica es un asunto trascendental en la vida de todo escolar.

3.8 Voluntariado corporativo

Como parte del programa de voluntariado corporativo que realiza cada año el personal de la empresa, en el mes de diciembre los colaboradores de Ferreyros acudieron al Asentamiento Humano Las Villas de Ancón con el objetivo de implementar un wawa wasi. Bajo el lema "Solidaridad: Entrégales más de ti", los voluntarios pusieron manos a la obra en el lugar: más de 50 voluntarios se

dedicaron al pintado interior y exterior de la cocina, el comedor y diversos ambientes del recinto, la colocación de puertas y de pisos vinílicos en habitaciones, así como la instalación del mobiliario que emplearán los pequeños. Los trabajos estuvieron acompañados de alegres actividades y un show infantil, la entrega de refrigerios y una chocolatada para los niños, quienes recibieron con gran ilusión regalos navideños. Gracias a este proyecto, muchas madres del Asentamiento Humano Las Villas de Ancón podrán ir a trabajar sabiendo que dejan a sus niños en un lugar seguro, digno y, sobre todo, en las buenas manos de las hermanas de la Congregación Las Hijas del Crucificado, quienes se hacen cargo de este nuevo wawa wasi, con el apoyo de madres de la comunidad.

Del mismo modo, como todos los años y con el entusiasmo que los caracteriza, el personal de las diferentes sucursales del país llegó a zonas poco favorecidas, para colaborar con albergues de niños, escuelas rurales, postas médicas, centros de ayuda, entre otros. A las características celebraciones navideñas, se añadieron la realización de diversos trabajos como remodelación de locales, acondicionamiento e implementación de aulas y servicios higiénicos, instalación de juegos recreativos, entre otros.

4. Comunidad: Promoción de mecanización e infraestructura en el país.

Consiente del papel que cumple la empresa privada como agente de cambio en el desarrollo del país, Ferreyros, desde diciembre de 2008, incorporó a sus iniciativas de responsabilidad social el programa Promueve-Maquinaria para el Desarrollo. A continuación, una breve descripción del programa así como los logros alcanzados en el 2009, primer año de ejecución.

4.1 Programa PROMUEVE - Maquinaria para el desarrollo

"Promueve – Maquinaria para el Desarrollo" es un gran proyecto de la Asociación Ferreyros, con la colaboración de Ferreyros y Unimaq y su representada Caterpillar, que está orientado a mejorar las condiciones de vida de los pobladores de las zonas menos desarrolladas del país, a través de la mecanización y creación de capacidades mediante la entrega en uso gratuito de maquinaria de construcción ligera que permitan la generación de infraestructura básica en dichas regiones del país.

Los beneficiarios del proyecto, seleccionados utilizando criterios estrictamente sociales y operativos, son los municipios provinciales de Huamanga y Huanta (Ayacucho), de Puno, Juliaca y Ayaviri (Puno) y de Chincha Alta (Ica), así como los municipios distritales de Nuevo Chimbote (Áncash); La Tinguiña y Parcona (Ica); y Villa María del Triunfo e Independencia (Lima).

"Promueve – Maquinaria para el Desarrollo" busca incrementar la eficiencia y productividad de estas localidades para impulsar las obras de infraestructura y servicios básicos. El proyecto ofrece a las municipalidades capacitación en la gestión ya que brinda asesoría tanto para la selección de los proyectos y obras a ejecutar, como capacitación en la operación y aplicación de los equipos, y finalmente ofrece el mantenimiento y servicio técnico sin costo alguno, el cual está a cargo de Unimaq, empresa de la organización Ferreyros especialista en equipos ligeros.

A principios de año, se completó la entrega de la flota de maquinaria a los 11 municipios para su uso gratuito, compuesta por 14 retroexcavadoras 420E, 16 minicargadores 242B2, tres minicargadores 257B2, dos excavadoras 314C, 4 tractores D5K y 59 herramientas de trabajo.

En paralelo con la entrega de los equipos, se realizaron las capacitaciones en operación y mantenimiento para los operadores designados por cada municipalidad. Para garantizar la correcta aplicación de los equipos, a lo largo del año se realizaron capacitaciones adicionales para reforzar los conocimientos adquiridos. Asimismo, constantemente el equipo de Ferreyros brindó asesoría en el manejo de flota, gerencia de proyectos y aplicación de la maquinaria. Durante el primer año del proyecto se han capacitado en total a 200 personas, tanto de manera teórica como práctica.

"Promueve – Maquinaria para el Desarrollo" tiene a su entera disposición un equipo de especialistas en servicio post venta y un administrador dedicado exclusivamente al proyecto que asegura un constante monitoreo, supervisión y evaluación del mismo. Además, las sucursales de Ferreyros próximas a las municipalidades beneficiadas, han puesto a disposición del proyecto personal técnico e ingenieros, así como sus talleres, para atender las necesidades de mantenimiento. Se estima que a lo largo del proyecto, además de la inversión en equipos realizada por US$ 2.5 millones, se realizará una inversión en horas de capacitación y gastos de mantenimiento de US$ 1.13 millones.

Por su parte, las municipalidades reportan periódicamente sobre el uso de las máquinas y los avances de los proyectos y son visitadas por personal del proyecto de manera regular, para verificar el buen estado de la maquinaria, su correcta aplicación y si los operadores cumplen con las normas de salud y seguridad ocupacional, además del monitoreo remoto que se realiza de manera permanente, gracias a que los equipos cuentan con la tecnología de administración remota de equipos Product Link que permite realizar un seguimiento de las horas de trabajo de cada equipo, así como controlar su localización.

En el 2009, la maquinaria superó las 57,000 horas de operación y fue utilizada en más de 100 diferentes proyectos municipales, beneficiando a más de 30,000 familias. Las tareas realizadas con las máquinas en los proyectos emprendidos por las municipalidades beneficiadas incluyen: limpieza y eliminación de desmonte, excavaciones y tapado de zanjas, preparación y nivelación de terreno, canalización de aguas, limpieza de escombros, obras preliminares para el mantenimiento de vías vehiculares y peatonales, perforación y remoción de diversos tipos de materiales y reparación y mantenimiento de caminos, rehabilitación y mejoramiento de sistemas de alcantarillado y agua potable, limpieza de cauce de ríos, entre otras.

Dentro de los proyectos destacan la construcción de trochas carrozables en asentamientos humanos de las municipalidades de Villa María del Triunfo y Huamanga (Ayacucho), que han permitido el acceso de los pobladores al agua, así como a materiales para la construcción. Cabe subrayar la activa participación de la población en la ejecución de estas obras impulsadas por el Programa Promueve.

Por otro lado, resalta el proyecto de mejoramiento y ampliación de agua potable de la Municipalidad Provincial de Melgar (Puno) que tiene como objetivo dotar de agua

potable las 24 horas a la población de la Ciudad de Ayaviri- 27,000 personas- mediante la construcción de una cisterna de agua tratada, una estación de bombeo, un reservorio y una línea de impulsión, entre otros.

De igual manera, las máquinas de Promueve han sido una valiosa ayuda para atender situaciones de emergencia en diversas regiones del Perú, como las ocurridas en la ciudad de Huamanga, en diciembre de 2009.

El proyecto tendrá una duración de dos años. Al concluir este periodo, a finales del 2010 y en función del éxito obtenido, la propiedad de las máquinas será transferida a las entidades beneficiarias para su operación autónoma. Esto se definirá tomando en cuenta si el municipio ha cumplido con el uso correcto de la maquinaria, y con el cumplimiento y la ejecución adecuada de los puntos acordados en el Convenio de Cooperación.

Como una extensión del programa Promueve, en el mes de septiembre, en el seno de Perumin en Arequipa, el evento que congrega a toda la industria minera nacional, Ferreyros comprometió la entrega a una importante empresa minera del medio, reconocida por su responsabilidad social, de un minicargador 236B2, para que sea usado por ellos en trabajos que favorezcan a las comunidades vecinas de los proyectos mineros que operan. Dada la familiaridad que tiene la referida empresa minera en el uso de equipos y gestión de proyectos, el aporte de Ferreyros solo considera la entrega de la maquinaria, corriendo la capacitación, gestión y mantenimiento a cargo de la empresa minera.

5. Medio ambiente

Ferreyros asume la responsabilidad de adoptar un enfoque preventivo para proteger el medio ambiente. Por ello, viene desarrollando una amplia serie de iniciativas en este campo, compromiso que se refleja en su Política Integrada de Salud, Seguridad y Medio Ambiente.

Una de sus metas fundamentales es **prevenir impactos negativos al medio ambiente a través de una cultura de reciclaje y de uso racional de los recursos**, que se expresa en actividades como las siguientes:

- Acopio cuidadoso del aceite de desecho de las máquinas y componentes, recuperándolo a través del uso de un moderno equipo. Para su adecuado transporte a una planta de tratamiento de residuos oleosos, se cuenta con los servicios de una empresa autorizada por el Ministerio de Salud (EPS- RS).
- Uso de lavadoras recirculantes de piezas, en diversos talleres, que permiten reusar el solvente empleado reduciendo la frecuencia y generación de residuos peligrosos.
- Acopio de baterías fuera de servicio, para su devolución al proveedor con fines de reciclaje.
- Reciclaje de chatarra, a través de su envío a una fundición debidamente certificada.
- Clasificación de los desechos en peligrosos y no peligrosos y, a su vez, en reutilizables y no reutilizables, de tal manera que posteriormente se pueda gestionar su reciclaje.

- Incremento de la vida útil de las máquinas y de sus componentes, a través de un oportuno mantenimiento, una adecuada reparación y la recuperación de piezas y componentes, lo que reduce el uso de recursos naturales y la generación de chatarra.
- En las oficinas administrativas, reutilización del papel para fotocopias e impresiones e impresiones a doble cara. Asimismo, en los talleres se inculca a los mecánicos a utilizar solo el material necesario para la limpieza de los componentes.

Para **cuidar y reutilizar el recurso hídrico**, se desarrollan prácticas como las siguientes:

- Implementación en los talleres de un sistema de tratamiento de aguas residuales, las mismas que son derivadas desde las áreas de generación a una unidad de tratamiento, consistente en un sedimentador y una cámara de retención de sólidos suspendidos.
- Reutilización del agua, en el área de lavado interno del Centro de Reparación de Componentes (CRC), certificado por Caterpillar como taller de clase mundial, consumiendo así menor cantidad de este recurso y disminuyendo el volumen de efluentes.
- Reutilización del agua en la zona de lavado externo, a través de un primer enjuague de las máquinas o componentes que ingresan con excesiva cantidad de lodo a las instalaciones.
- Para el ahorro de agua en las oficinas comerciales, se cuenta con válvulas fluxométricas instaladas en los inodoros, urinarios y grifería de los servicios higiénicos, equipados con sensores infrarrojos que accionan la salida o corte de agua.

Del mismo modo, la empresa apuesta por **prácticas preventivas de contaminación auditiva y del aire:**

- En cuanto al control de actividades que generan ruido excesivo, el equipo de prueba de motores (dinamómetro) se encuentra dentro de una cabina acústica para ser manejado desde una cabina de control externa, evitando de esta manera la propagación del ruido al exterior.
- En el referido Centro de Reparación de Componentes (CRC) se cuenta con equipos de limpieza de piezas por medios abrasivos (arenadora y granalladora), en cuyo sistema se asegura la mínima emisión de partículas al medio ambiente por desarrollarse dentro de una cabina cerrada.

Estas prácticas están asentadas en la óptima implementación del sistema de gestión ambiental de la organización, unido a un trabajo de sensibilización de los trabajadores sobre la importancia del adecuado manejo ambiental. En este sentido, la empresa cuenta con un equipo especializado en medio ambiente responsable de elaborar un Manual de Manejo Ambiental, en el que Ferreyros da a conocer cómo planifica y controla sus actividades, productos y servicios que podrían causar impactos ambientales y establece planes de manejo y acciones para su prevención y minimización durante el desarrollo de sus actividades.

Con la finalidad de establecer una línea base que permita en el futuro verificar la efectividad de las actividades de concientización al personal con respecto a la

aplicación del principio de minimización de residuos "3R´s" (Reduce, Reusa y Recicla), desde enero de 2009 se viene registrando la cantidad de residuos generados, tanto peligrosos como no peligrosos, en los locales de las sedes de Avenida Industrial, Avenida Argentina y Avenida Gambeta. Esta exigencia se extenderá a todas las sedes de la organización conforme se desarrolle la gestión de residuos en cada una de las sedes. El 39% del total de residuos generados en las sedes antes mencionadas es destinado a reciclaje.

Asimismo, dentro de los reportes mensuales de cada sede se han incluido los indicadores de consumo de agua y energía eléctrica con el objetivo de verificar la efectividad de las campañas y charlas de sensibilización respecto al cuidado y uso racional de estos recursos.

6. Proveedores

Ferreyros cuenta con una política de contratación de proveedores basada en principios claramente establecidos, como transparencia y trato equitativo. Su objetivo es desarrollar relaciones confiables y justas tanto para el proveedor como para la empresa, con una perspectiva de crecimiento mutuo.

La preferencia de Ferreyros por sus proveedores es otorgada sobre la base de la calidad del producto o servicio, así como de su precio y términos de entrega. Estos criterios se complementan con elementos de gestión tales como el trato al personal y la implementación de programas de seguridad.

Cabe destacar que los principales proveedores de la empresa, tales como agentes de aduanas, compañías de transporte terrestre, compañías de seguridad y contratistas para construcción, han sido seleccionados mediante concurso.

Para Ferreyros, es de suma importancia que sus proveedores apliquen buenas prácticas de recursos humanos y que compartan su convicción de que, como resultado de la aplicación de estas prácticas aumenta la motivación de los trabajadores, incrementa el nivel de productividad, se favorece a clientes y consumidores, se aumenta la calidad de servicios y productos y se mejora el bienestar de los peruanos en general. En este sentido, y asumiendo su compromiso como miembros de la Asociación de Buenos Empleadores, patrocinada por la Cámara de Comercio Americana del Perú (Amcham), se envían comunicaciones a los proveedores difundiendo dichos principios.

El Código de Conducta de Ferreyros incluye expresamente un principio relativo a las relaciones con los proveedores:

"No contrataremos proveedores que no respeten los principios éticos y no cumplan con la ley".
"No aceptaremos regalos, favores, invitaciones o dinero de parte de cualquier proveedor, que trasciendan el concepto de cortesía".

7. Clientes

Ferreyros promueve relaciones comerciales de mutuo beneficio y largo plazo con sus clientes, basadas en la disponibilidad de las mejores soluciones integrales, el respaldo de una organización líder con presencia a nivel nacional y una tradición de integridad, con sólidos valores afianzados durante 85 años de trabajo. Gran parte de esta Memoria Anual detalla la oferta de valor que Ferreyros ofrece a sus clientes, por lo cual a continuación se presenta un resumen a manera de síntesis.

7.1 Productos y servicios de alta calidad, con una atención especializada por sectores

Con 68 años de experiencia en la comercialización de maquinaria pesada, Ferreyros ofrece productos y servicios con el más alto valor agregado para el cliente, que ofrecen respuestas sólidas y efectivas a las múltiples necesidades de sus negocios. Por un lado, la empresa cuenta con un variado portafolio de productos conformado por una amplia gama de marcas de prestigio internacional, reconocidas por su excelente desempeño, comenzando con la marca Caterpillar desde el año 1942 y acompañada posteriormente con las marcas Atlas Copco, Terex, Kenworth, Iveco, Yutong, Massey Ferguson y Zaccaría.

Como se ha mencionado en la introducción de esta memoria, Ferreyros ofrece al mercado una amplia cobertura a nivel nacional, con presencia en Lima, Arequipa, Ayacucho, Cajamarca, Lambayeque, Chimbote, Cusco, Huaraz, Huancayo, Ica, Piura, Trujillo, Cerro de Pasco y Tumbes. Del mismo modo, se encuentra en Iquitos, Pucallpa, Tarapoto, Bagua, Huaypetuhe, Puerto Maldonado, Satipo y Andoas, a través de su subsidiaria Orvisa facilitando de esta manera el acceso de los clientes a la empresa.

La empresa se asienta en más de 20 emplazamientos mineros y proyectos de construcción a lo largo del país, en los que pone a disposición del cliente personal técnico e ingenieros que prestan servicio especializado incluyendo repuestos y componentes cuando la situación lo demanda.

Finalmente, otro de los factores diferenciales claves de Ferreyros es la excelencia en su servicio posventa, que le permite ofrecer al cliente el máximo soporte del mercado a sus bienes de capital. Para ello la empresa cuenta con talleres especializados, y un centro de distribución de repuestos con disponibilidad inmediata.

La infraestructura antes mencionada es operada por personal técnico de primer nivel, capacitados según estándares internacionales y con el respaldo de las marcas representadas. La atención de servicio posventa se da, en muchos casos, a través de la unidad de servicio de campo en el lugar de operación.

Orientada a ofrecer un servicio basado en la excelencia, Ferreyros busca constantemente soluciones tecnológicas que permitan a sus clientes lograr la mayor productividad en sus negocios mediante un óptimo rendimiento de los equipos vendidos a los clientes.

Asimismo, Ferreyros cuenta con el Laboratorio de Análisis de Fluidos (SOS), que permite detectar en tan solo 24 horas posibles anomalías que reducirían la vida de un componente, así como fallas prematuras o inesperadas en cualquier parte del equipo, para tomar acciones correctivas y preventivas.

El área de Servicios Financieros de Ferreyros, integrada por un equipo de funcionarios de créditos, ofrece a los clientes asesoría especializada en la divulgación de diferentes esquemas de financiamiento (préstamos de instituciones locales, préstamos del exterior, seguros de crédito a la exportación de agencias internacionales, leasings financieros) y la selección del canal financiero. Del mismo modo, brinda la posibilidad de atender al cliente con financiamiento directo con plazos de acuerdo con sus requerimientos. Igualmente provee crédito comercial a corto plazo para la adquisición de repuestos servicios de mantenimiento y reparación y alquileres.

Con el fin de brindar una atención especializada a los clientes de cada segmento del mercado, Ferreyros cuenta con una organización segmentada de acuerdo a los mercados que sirve.

7.2 Satisfacción de clientes y gestión de reclamos

Ferreyros pone a disposición de sus clientes diversos canales de comunicación como el mail en la página web, el call center, cartas, brochures, manuales.

La empresa cuenta con una herramienta para manejar las relaciones con clientes conocida como Customer Relationship Management (CRM).

Ferreyros es consciente de que un componente esencial de su competitividad es la satisfacción de los clientes y su fidelización. En ese sentido, trabaja permanentemente para identificar sus necesidades y expectativas, a través de un equipo humano dedicado exclusivamente a su servicio: el área de atención al cliente.

Esta unidad tiene como principal responsabilidad velar por la satisfacción de los clientes y el manejo efectivo de los reclamos, así como asegurarse de que la interacción del personal de la empresa con los mismos sea la más adecuada. En este sentido, el área de atención al cliente de Ferreyros, creada en el 2007, prosiguió durante este año con su objetivo de identificar las necesidades y las expectativas de los clientes, a través del monitoreo de la satisfacción de los clientes y el manejo efectivo de los reclamos.

Con el fin de contar con información que permita tomar acciones para una mejora continua de los servicios de Ferreyros, el área de atención al cliente continuó ejecutando en el 2009 dos tipos de procesos. En primer lugar, la gestión de reclamos y situaciones proactivas, dirigida a registrar y monitorear los reclamos de los clientes, así como a identificar procesos que puedan ser optimizados para asegurar la mejora continua de los servicios de la empresa. Para ello, Ferreyros pone a disposición de sus clientes un sistema de recepción de reclamos vía web, con el fin de facilitar la comunicación de sus requerimientos y redireccionarlos inmediatamente al responsable indicado para ofrecer una solución en el menor

tiempo posible. En el 2009, se mejoró en 27% la eficiencia en el registro de la voz del cliente, siendo ello prueba de un mayor acercamiento a sus clientes. Y en segundo lugar, la medición de Satisfacción del Cliente, que incluye la ejecución de encuestas tanto por Ferreyros como por nuestra representada Caterpillar, las cuales muestran un nivel de satisfacción de más de 8 en una escala de 1 a 10.

Tanto la información de los reclamos como la de las encuestas pueden ser consultadas por los trabajadores de la empresa, y están disponibles, junto con otras informaciones relevantes del cliente, como parte del perfil del mismo a lo largo de los procesos que lo involucran.

7.3 Políticas de marketing y comunicación

Ferreyros cuenta con políticas de marketing y comunicación dirigidas al correcto manejo de los negocios. En ese sentido, tiene entre sus principios no valerse de la demostración de los defectos de los productos o servicios de sus competidores para promover sus productos o servicios, así como no realizar publicidad engañosa de los mismos o que destaque atributos ficticios o exagerados.

Asimismo, Ferreyros cree que ofrecer información clara, actualizada y fidedigna de los productos y servicios ofrecidos es una expresión de ética comercial. Es por ello que capacita permanentemente a su fuerza de ventas, tanto localmente como en el exterior, poniendo a su disposición el conocimiento sobre los productos y servicios de la empresa para retransmitirlo oportunamente a los clientes.

El Código de Conducta de la empresa incluye el siguiente principio referido a Ventas, Marketing y Adecuado Manejo de los Negocios:

"No será aceptable transmitir mensajes deliberadamente engañosos, omitir hechos importantes, o hacer falsas afirmaciones sobre las ofertas de nuestros competidores. No magnificaremos atributos de nuestros productos y daremos información completa, clara y veraz sobre los mismos".

Ferreyros tiene entre sus principios la realización de ventas éticas, en consonancia con los valores que distinguen a la organización desde hace 85 años. El Código de Conducta de la empresa incluye expresamente tres menciones relativas a este aspecto:

- "Actuaremos de conformidad con los estándares más altos de integridad en todos los aspectos de las actividades comerciales".
- "Los intereses de la organización Ferreyros nunca se verán favorecidos por la conducta fraudulenta o ilegal de sus empleados. Trataremos de manera justa y honesta a todas las personas con las que la organización realiza negocios y así mantener su reputación de integridad en todas sus relaciones comerciales".
- "No esperamos ningún tipo de retribución especial de parte de nuestros clientes, por lo que no aceptaremos regalos, favores, invitaciones o dinero de parte de cualquiera de ellos que trasciendan el concepto de cortesía"

7.4 Respeto a la privacidad del cliente

Finalmente, el Código de Conducta de Ferreyros incluye un principio específico sobre la protección a la información confidencial de los clientes: "Debemos proteger confidencial de la información que recibimos de terceros, en particular clientes y proveedores, y haciendo uso de ella solo con autorización correspondiente".

8. Gobierno y sociedad

Ferreyros mantiene una férrea política de honestidad en sus operaciones. Por ello, estipula en su Código de Conducta que los intereses de la organización nunca se verán favorecidos por la conducta fraudulenta o ilegal de sus empleados, prohibiendo expresamente el uso de prácticas no éticas en las relaciones comerciales con entidades del Estado. Asimismo, exige a todos los trabajadores el cumplimiento de todas las leyes y regulaciones aplicables a su quehacer en la organización.

La organización incentiva la ciudadanía responsable y los valores en los jóvenes a través de la Asociación Ferreyros, que orienta sus actividades a los futuros profesionales del Perú, y de la Conferencia Anual de Estudiantes Universitarios (CADE Universitaria), de la cual es la principal auspiciadora.

En el mismo sentido, Ferreyros promueve la formación de opinión sobre temas de interés público, como responsabilidad social, comercio exterior y mercado de capitales, a través de su participación en foros de organizaciones como Cámaras de Comercio (Cámara de Comercio de Lima, Cámara de Comercio Americana del Perú- Amcham, Cámara Peruano Chino, Cámara de Canadá, Cámara Alemana, Cámara de Comercio Mexicana y Cámara Binacional de Comercio e Integración Perú Brasil), la Asociación de Proveedores Mineros, la Asociación Automotriz del Perú, la Asociación de Empresas Promotoras del Mercado de Capitales (Procapitales), la Sociedad de Comercio Exterior- Comex y Perú 2021, entre muchas otras mediante la inclusión de algunos de sus funcionarios en los directorios o comités de estas instituciones.

8.1 Pacto Mundial

Una muestra del compromiso de Ferreyros por asumir un papel activo en temas de responsabilidad social es su suscripción al Pacto Mundial, una iniciativa liderada por la Organización de las Naciones Unidas (ONU) para que entidades de todos los países acojan como parte integral de sus operaciones diez principios de conducta y acción en materia de derechos humanos, trabajo, medio ambiente y lucha contra la corrupción.

Los diez principios del Pacto Mundial, al que Ferreyros está suscrito desde el año 2004, son:

1. Apoyar y respetar la protección de los derechos humanos fundamentales proclamados a nivel internacional (a la vida, a la integridad, a la libertad, a la igualdad, a la no discriminación, etc.).

2. Asegurar la no implicancia en actos de violaciones de los derechos humanos.
3. Apoyar la libertad de asociación y el reconocimiento del derecho a la negociación colectiva.
4. Promover la eliminación de todas las formas de trabajo forzoso y obligatorio.
5. Promover la erradicación del trabajo infantil.
6. Apoyar la eliminación de la discriminación respecto del empleo y la ocupación.
7. Fomentar enfoques preventivos frente a los retos medioambientales.
8. Realizar iniciativas que promuevan una mayor responsabilidad medioambiental.
9. Facilitar el desarrollo y a la difusión de tecnologías respetuosas con el medio ambiente.
10. Trabajar contra la corrupción en todas sus formas, incluyendo la extorsión y el soborno.

En concordancia con este compromiso y con la decisión de incorporar y promover la responsabilidad social en todas sus actividades, Ferreyros continuará implementando e impulsando programas y prácticas que le permitan interactuar responsablemente con sus diferentes grupos de interés.

Asumiendo su compromiso con el cumplimiento y respeto de los principios del Pacto Mundial, durante el primer semestre del año Fereyros envió envió a la ONU su Informe de Progreso del año 2008 y en breve haremos entrega del Informe de Progreso para el año 2009. Asimismo, la empresa manifestó su interés de continuar apoyando las iniciativas del Pacto Mundial, mediante la incorporación de mejores prácticas en relación con el respeto a los derechos humanos, el trabajo responsable, la preservación del medio ambiente y la lucha contra la corrupción.

V. Gobierno corporativo

El compromiso de Ferreyros con las buenas prácticas de gobierno corporativo se evidenció nuevamente en el 2009, año en que la empresa participó activamente en diversas actividades como seminarios, publicación de artículos en medios y eventos diversos con el objetivo de difundir y promover el concepto entre las empresas del medio y los participantes del mercado de capitales en general.

Respetando los derechos de los accionistas, la Junta General de Accionistas, celebrada el 31 de marzo, fue convocada con la debida anticipación a través de avisos publicados en los diarios Expreso y El Peruano, mediante paneles en la empresa, vía telefónica, a través de la página web, correo postal y a través de correos electrónicos dirigidos a la base de datos de accionistas. Se logró, de esta manera, la presencia de 155 accionistas, los que sumados a aquellos que otorgaron poderes permitieron que la Junta sesionara con un quórum de 93.97%. Los acuerdos adoptados en Junta fueron revelados al mercado al día siguiente como Hecho de Importancia y publicados en la página web de Ferreyros. Asimismo, el acta de la junta del 2009 fue publicada a través de la página web al quinto día útil de celebrada la junta.

En el 2009, y por segundo año consecutivo, se continuó con la transmisión en vivo de la Junta a través de la página Web para que los accionistas puedan participar en tiempo real de la misma.

La Junta aprobó la entrega del dividendo en efectivo y la capitalización de utilidades de acuerdo con la actual política de dividendos según actualización de marzo de 2007. Por recomendación del directorio, se acordó el reparto de S/. 0.05500 por acción (5%) como dividendo en efectivo y la entrega de acciones liberadas S/. 0.13699 por acción equivalente a 12.45%.

El Directorio mantuvo su buena práctica de sesionar mensualmente y de tener sesiones regulares de sus diferentes comités. Durante el año, el directorio supervisó el manejo de la información reservada relacionada con la adquisición que se venía analizando de empresas en Centroamérica, que fuera comunicada como Hecho de Importancia a fines de año.

La empresa continuó, a través de su Departamento de Valores y Relaciones con Inversionistas, con la atención a consultas y la presentación de información relevante y oportuna a sus accionistas y analistas y demás grupos de interés. Respondiendo a la buena práctica de estar disponibles en el mercado vía diferentes puntos de contacto, la empresa, además de publicar trimestralmente sus resultados con una discusión de los mismos, participó en diversas reuniones y "conference calls" con inversionistas institucionales, bancos de inversión y analistas tanto nacionales como del extranjero.

Durante el año, la empresa participó activamente en el Consejo Directivo de Procapitales y en su Comité de Buen Gobierno Corporativo. Tuvo presencia como expositores en seminarios y en calidad de panelistas en la Convención Anual de Finanzas en el mes de noviembre. Este espacio fue propicio para dar a conocer la experiencia de Ferreyros en temas relacionados con el trato a los accionistas, la transparencia de la información y las políticas de Directorio y para continuar siendo el referente para otras empresas que se propongan implementar estas buenas prácticas y dar a conocer las ventajas de contar con políticas de gobierno corporativo. Además, se continuó con la difusión, a través de medios escritos, incluyendo la propia revista de la empresa para de esta manera asegurarnos que el compromiso sea asumido por todos los colaborados.

En el mes de mayo, por séptimo año consecutivo, representantes de la empresa participaron en el Congreso anual de Mercado de Capitales organizado por el Banco de Crédito del Perú.

Ferreyros participa, desde el año 2006, en las reuniones del Companies Circle of the Latin American Corporate Governance Roundtable, círculo integrado por doce empresas latinoamericanas líderes en la implementación de buenas prácticas de gobierno corporativo en la región. La gerente general representa a Ferreyros ante este grupo de empresas y es vicepresidenta del "Circle". Este espacio, impulsado por la OECD y el IFC, tiene como objetivo ser un foro de discusión sobre los retos y logros obtenidos en la mejora de su gobierno corporativo, compartir con la comunidad latinoamericana de empresas las soluciones prácticas que encontraron a los retos del buen gobierno corporativo y contribuir al trabajo de la Latin American Corporate Governance Roundtable, con la visión y experiencia de las empresas que ya pasaron por un alto grado de reformas.

En el mes de septiembre, el "Companies Circle" realizó el lanzamiento de una nueva publicación titulada "Practical Guide to Corporate Governance: Experiences from the Latin American Companies Circle", en la ciudad de Nueva York, ante prensa internacional especializados e inversionistas internacionales. En esta edición se exponen casos y se da acceso a experiencias bastante profundas y diversas sobre la aplicación práctica en temas de transparencia, divulgación, responsabilidad, respeto por los derechos de los accionistas y trato equitativo con todos los involucrados, como se especifica en los principios de gobierno corporativo.

Finalmente, en el mes de diciembre, se participó en la Expobolsa 2009, evento organizado por la BVL que congregó a casi 2,000 asistentes ávidos de conocer más sobre el funcionamiento del mercado de capitales y los beneficios de ser parte del mismo. Ferreyros participó con un stand y ofreció una charla relacionada con el mercado de capitales y el buen gobierno corporativo.

Este compromiso con el buen gobierno corporativo es el que permitió que Ferreyros, después de un detallado proceso de evaluación realizado por una empresa validadora autorizada por la BVL, fuera incorporada por segundo año consecutivo en el Índice de Buen Gobierno Corporativo de la BVL, que agrupa desde el año 2008, a las compañías con mejores prácticas de gobierno corporativo. Cabe resaltar que la empresa obtuvo un mejor puntaje que el del año anterior, como consecuencia del alto compromiso de seguir realizando mejoras en relación a temas de gobierno corporativo.

Asimismo, la empresa contó con el reconocimiento del mercado por sus buenas prácticas, lo cual se vio reflejado en la alta demanda y en las atractivas tasas de interés obtenidas en las colocaciones que realizó en el año. Durante el 2009, se mantuvo la participación activa de la empresa en el mercado de capitales a través de dos colocaciones de bonos corporativos en los meses de febrero y diciembre las que fueron exitosas en su colocación. A diciembre de 2009, la empresa contaba con 1,438 accionistas titulares de las acciones de la empresa y 500 bonistas.

Por sexto año consecutivo, se incluye en esta memoria la autoevaluación del cumplimiento de los principios de gobierno corporativo, esta vez durante el año 2009.

Información sobre el cumplimiento de los Principios de Buen Gobierno para las sociedades peruanas, correspondiente al ejercicio 2009

Razón Social:	Ferreyros S.A.A. (En adelante EMPRESA)
RUC:	20100027292
Dirección:	Cristóbal de Peralta norte 820 Surco
Teléfono:	6264000 - 6264254
Línea dedicada atención al cliente:	0800-13372
Fax:	6264504
Página web:	www.ferreyros.com.pe
Representante bursátil:	Mariela García Figari de Fabbri
	Emma Patricia Gastelumendi Lukis
	Víctor Astete Palma

En la **Sección Primera** del presente informe, se evalúan 26 recomendaciones de los Principios de Buen Gobierno para las Sociedades Peruanas.

Respecto a cada recomendación evaluará el nivel de cumplimiento que considere adecuado entre el 0 al 4, siendo 0 el nivel en donde no se cumple el principio y 4 en el que se cumple totalmente.

Para la Evaluación Objetiva, se completaré en detalle la información solicitada.

En la **Sección Segunda** del presente informe, se evalúa una serie de aspectos referidos a los derechos de los accionistas, el Directorio, las responsabilidades de la EMPRESA y los accionistas y tenencias.

1. El texto de los Principios de *Buen Gobierno para las Sociedades Peruanas* puede ser consultado en www.conasev.gob.pe
2. Para dicho efecto, podrá incorporar líneas a los cuadros incluidos en el presente informe o, en su defecto, replicar los cuadros modelos las veces que sean necesarias.

SECCIÓN PRIMERA: EVALUACIÓN DE 26 PRINCIPIOS

I. Los derechos de los accionistas

1. **Principio (I.C.1. segundo párrafo).** No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.

   Cumplimiento: 4

   La EMPRESA no incorpora en la agenda asuntos genéricos, sino que precisa los puntos a tratar, de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.

2. **Principio (I.C.1. tercer párrafo).-** El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas.

   Cumplimiento: 4

   El lugar de celebración de las Juntas Generales se fija de modo que se facilite la asistencia de las mismas e incluso se publica en tiempo real a través de la página web de la EMPRESA.

   a. La EMPRESA convocó durante el 2009 a una Junta General de Accionistas y a ninguna Junta Especial de Accionistas.

   b. Fecha convocatoria: 5 de marzo de 2009
      Fecha de la junta: 31 de marzo de 2009
      Lugar de la junta: Cristóbal de Peralta Norte 820 Surco
      Quórum: 93.97%
      Accionistas asistentes: 155
      Hora de inicio: 11.00
      Hora de término: 13.00

   c. La EMPRESA convocó a junta a través de avisos publicados en los diarios Expreso y El Peruano de fecha 5 de marzo, con paneles en la EMPRESA, vía telefónica, a través de la página web, correo postal y a través de correos electrónicos de la base de datos de accionistas.

   d. El procedimiento de difusión de la convocatoria a junta se encuentra regulado en:
      - Estatuto de la EMPRESA.
      - Reglamento interno de junta de accionistas, Directorio y comités de Directorio.
      - Manual de Buen Gobierno Corporativo.

   e. Los acuerdos adoptados en Junta son revelados al mercado al día siguiente como Hecho de Importancia y publicados en la página web de Ferreyros.

      Los accionistas pueden solicitar información, a través de diversos medios, tal como establece la Ley de Sociedades y, en particular, a través de la página web en la sección "Servicio al Inversionista" o Contáctenos.

Asimismo, podrán solicitar las actas al Departamento de Valores, a través de la línea telefónica dedicada al accionista (0800 13372).
El acta de la junta del 2009 fue publicada a través de la página web, al quinto día útil de celebrada la junta.

3. **Principio (I.C.2)**.- Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales.
Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable.

Cumplimiento: 4

a. El Estatuto no impone límites a la facultad que todo accionista tiene de participar en la Juntas Generales y puede hacerse representar por la persona que designe.

b. Los accionistas de la EMPRESA pueden incluir puntos a tratar en la agenda mediante u n mecanismo adicional al contemplado en la Ley General de Sociedades. Los Estatutos de Ferreyros señalan que los accionistas, a través del Directorio pueden solicitar la inclusión de temas en la Junta General, la cual se realiza en la misma época todos los años, por lo cual se puede anticipar su realización y enviar una comunicación al directorio indicando cualquier tema de interés. El Reglamento Interno de Junta de Accionistas, Directorio y Comités de Directorio establecen el procedimiento. Más allá de ello, los accionistas según el Art. 19 del Estatuto cuentan con el derecho de solicitar al Directorio la realización de una Junta General para que trate algún tema en particular, solicitud para la cual se requiere 5% de acciones representadas.

c. El procedimiento de difusión de la convocatoria a junta se encuentra regulado en:
- Estatuto de la EMPRESA.
- Reglamento interno de junta de accionistas, Directorio y comités de Directorio.
- Manual de buen Gobierno corporativo.

d. La EMPRESA no ha recibido solicitudes de los accionistas durante el 2009.

4. **Principio (I.C.4.i.)**.- El Estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe.

Cumplimiento: 4

a. El Estatuto no impone límites a la facultad de todo accionista con derecho a participar en las Juntas Generales y puede ser representado por cualquier persona que designe. El Estatuto de la EMPRESA no limita el derecho de representación.

Durante la Junta General, celebrada el 31 de marzo de 2009 las persona presentes acreditaron la representación de 354'998,246 acciones de la EMPRESA, tanto propias como de terceros, lo que equivalió a 93.97% del capital social, superándose en consecuencia ampliamente el quórum requerido de 50%. Dicha participación se dio a través de poderes, en 29.82%, y a través del ejercicio directo, en 64.15%.

La EMPRESA exige que para formalizar la representación en junta, el accionista presente carta simple con mínimo de 24 horas de anticipación sin pago.

b. El procedimiento para la formalización de representación en junta está regulado en:
- Estatuto de la EMPRESA.
- Reglamento interno de junta de accionistas, Directorio y comités de Directorio.
- Manual de Buen Gobierno Corporativo.

II. Trato equitativo de los accionistas

5. **Principio (II.A.1, tercer párrafo).-** Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión.

Cumplimiento: 4

a. La EMPRESA no ha realizado algún proceso de canje de acciones de inversión en los últimos cinco años y solo tiene un tipo de acción con derecho a voto.

6. **Principio (II.B).-** Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control.
Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma.

Cumplimiento: 4

a. La EMPRESA cuenta con un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma

La EMPRESA cuenta con cuatro directores dependientes y cuatro directores independientes.

Los Directores independientes son:
- Eduardo Montero Aramburú
- Hernán Barreto Boggio
- Aldo Defilippi Traverso
- Juan Manuel Prado Bustamante

b. No existen requisitos especiales más allá de los contenidos en la normativa vigente.

c. En el manual para las buenas prácticas de BGC, Capítulo 4, se detalla la descripción de director independiente. ("Características: Que no sean empleados de la EMPRESA, Que no tengan relación familiar con ejecutivos y accionistas mayoritarios. Que tengan mandato expreso de velar por los intereses de todos los accionistas por igual. Que no reciban beneficio económico de la sociedad").

d. No existe relación de parentesco de consanguinidad entre accionistas, directores y gerentes de la EMPRESA.

e. El director Óscar Espinosa Bedoya ha ocupado el cargo de Director Gerente General desde agosto de 1983 hasta marzo de 2008, fecha en que fue elegido Presidente Ejecutivo de la EMPRESA.

f. Relación de miembros de Directorio que son miembros de Directorio de otras empresas:

Nombres y apellidos del director	Participación social de la(s) empresa(s)	Fecha Inicio	Fecha Término
Oscar Espinosa Bedoya	La Positiva Seguros y Reaseguros	1996	
	La Positiva Vida Seguros y Reaseguros	2005	
	AFP Profuturo	1999	
Juan Manuel Peña Roca	Profuturo AFP	1992	
	La Positiva Seguros y Reaseguros	1985	
	La Positiva Vida Seguros y Reaseguros S.A.	2005	
Carlos Ferreyros Aspíllaga	La Positiva Seguros y Reaseguros S.A.	1983	
Andrés von Wedemeyer Knigge	Corp.Cervesur	1979	
	La Positiva Seguros y Reaseguros S.A.	1991	
	Profuturo AFP	1993	
	Cia. Industrial Textil	1995	
	Credisa Trutex S.A.A.	1999	
	Corporación Financiera de Inversiones S.A.A.	2005	
	La Positiva Vida Seguros y Reaseguros S.A.A.		
Juan Prado Bustamante	Transacciones Especiales S.A.	2007	
Aldo Defilippi Traverso	Pennynvest Sociedad Administradora de Fondos	2006	

7. **Principio (IV.C, segundo, tercer y cuarto párrafo).**- Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor.

Cumplimiento: 4

a. La EMPRESA contrata auditorías externas distintas o no relacionadas a la sociedad auditora que dictaminó la información financiera, para la prestación de los servicios contemplados en este principio. Así mismo revela todos estos servicios y el porcentaje que representa cada uno respecto al total de los servicios prestados a la empresa.

Las sociedades de auditoría que han brindado servicios a la empresa en los últimos 5 años:

Razón social de la sociedad de auditoria	Servicio*	Periodo	Retribución** (US$)
Dongo - Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2008	94.00%
	Consulta sobre Asuntos contables	2008	
Dongo - Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2007	77.30%
	Auditoria de Prevención Lavado de Activos	2007	
Dongo - Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2006	63.9%
	Auditoria de Prevención Lavado de Activos	2006	
Dongo - Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2005	63.90%
	Auditoria Patrimonio en Fideicomiso	2005	
	Auditoria de Prevención Lavado de Activos	2005	
Dongo - Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers	Auditoria de EEFF	2004	68.30%
	Auditoria Patrimonio en Fideicomiso	2004	
Price Waterhouse Coopers Sociedad Civil de Responsabilidad Ltda.(*)	Asesoría en implementación de un modelo de gestión de área de Recursos Humanos y sistema de categorías.	2005 - 2006	0%
Deloite & Touche SRL (*)	Asesoría Tributaria	2004 - 2008	0%

b. (*) Si bien estas empresas no son sociedades de auditoría están relacionadas a una firma de auditores.

c. De acuerdo con el Art.21d del Estatuto, corresponde a la Junta Obligatoria Anual de Accionistas la designación o delegación al Directorio de los auditores externos. Es práctica común de la Junta Obligatoria Anual de Accionistas delegar al Directorio tal nombramiento. Asimismo el Comité de Auditoría recomienda al Directorio la designación.

d. Los mecanismos antes descritos se encuentran contenidos en el Estatuto y en el Reglamento Interno del Directorio y sus Comités.
Durante la junta del 31 de marzo de 2009 se aprobó en el punto 5 delegar en el Directorio la designación de los Auditores para el ejercicio así como la determinación del monto de sus honorarios.

e. La sociedad de auditoría contratada para dictaminar los Estados Financieros de la EMPRESA correspondientes al ejercicio 2009 dictaminó también los Estados Financieros del mismo ejercicio para otras EMPRESAs de su grupo económico:

Orvisa S.A.
Unimaq S.A.
Motorindustria S.A.
Fianza S.A.
Depósitos EFE S.A.
Domingo Rodas S.A.
Ferrenergy S.A.C.
Mega Representaciones S.A.
Cresko S.A.

f. El Auditor Interno ha celebrado una reunión durante el ejercicio 2009 con la sociedad auditora contratada.

8. **Principio (IV.D.2).**- La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto.

Cumplimiento: 4

a. La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados

	Accionistas	**Grupos de Interés**
Correo electrónico	(X)	(X)
Directamente en la empresa	(X)	(X)
Vía telefónica	(X)	(X)
Página de Internet	(X)	(X)
Correo postal	(X)	No aplica

b. Sin perjuicio de las responsabilidades de información que tienen el Gerente General de acuerdo con el artículo 190 de la Ley General de Sociedades, las personas encargadas de recibir y tramitar las solicitudes de información de los accionistas son :

Augusta Ponce Zimmermann	Departamento de Valores	División Finanzas
Fiorella Amorrortu Montenegro	Relaciones con Inversionistas	División Finanzas

El Ejecutivo de Valores es el encargado de atender pedidos de los accionistas en especial sobre sus tenencias de acciones, acciones liberadas, entrega de dividendos en efectivo, participación en junta, etc.

El Ejecutivo de Relaciones con Inversionistas es encargado de atender los requisitos de información de accionistas, inversionistas, analistas, clasificadoras de riesgo y público en general y velar por el cumplimiento de los principios de Buen Gobierno Corporativo, sobre todo en lo referente a los temas de transparencia de la información.

c. El procedimiento de la EMPRESA para tramitar las solicitudes de información de los accionistas y/o los grupos de interés de la EMPRESA se encuentra regulado en el Manual de Buen Gobierno Corporativo. Todos los pedidos son centralizados por la Gerencia de Finanzas, incluso aquellos que llegan por el área de Marketing o la Gerencia General. Se cuenta con bases de datos de información para atender los pedidos puntuales de información. Se coordina la atención en reuniones con los inversionistas y la Gerencia General participa en varias de ellas.

   La Ejecutiva de Relaciones con Inversionistas lleva un registro de las reuniones con inversionistas realizadas durante el año.

d. La EMPRESA cuente con una página web corporativa y una especialmente diseñada para los temas de Buen Gobierno Corporativo, que incluye una sección especial sobre relaciones con accionistas e inversionistas.

e. Durante el ejercicio 2009 no ha recibido algún reclamo por limitar el acceso de información a algún accionista.

f. Las funciones de la encargada del Departamento de Valores y de Relaciones con Inversionistas se encuentran reguladas en la Norma Corporativa Normas Internas de Conducta para salvaguardar la confidencialidad, transparencia y difusión de información al mercado de capitales y en el Manual de función y procedimientos de la Gerencia de División Administración y Finanzas.

9.. **Principio (IV.D.3.).**- Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el Estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la EMPRESA ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.

Cumplimiento: 4

a. Los criterios para proceder en caso de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad son resueltos por el Directorio, así como incluidos en el Estatuto o reglamento interno de la sociedad. En todo caso, la revelación de información no debe poner en peligro la posición competitiva de la EMPRESA ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.

   El carácter confidencial de una determinada información es establecida por el Directorio, el Gerente General, los Representantes Bursátiles y el Comité de Cumplimiento Normativo de acuerdo a Normas Internas de Conducta para el Cumplimiento de las Obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores.

b. El criterio es no difundir información privilegiada mientras no sea revelada al mercado como Hecho de Importancia.

c. En el documento denominado Normas Internas de Conducta para salvaguardar la confidencialidad, transparencia y difusión de información al mercado de capitales se menciona las funciones del Comité de Cumplimiento Normativo.

   Este Comité es el encargado de calificar la información que tenga el carácter de Información Privilegiada y de Información Reservada y llevar un registro de los mismos a través de su secretario. Absolverá cualquier duda que pudiese presentarse respecto al carácter confidencial de la información solicitada por los accionistas o los grupos de interés, de acuerdo a los criterios y pautas establecidas por el Directorio de Ferreyros. El Comité deberá informar a las Personas Comprendidas, mediante la firma de compromisos de confidencialidad, de la existencia de Información Privilegiada y Reservada para que actúen según lo establece la ley y para que mantengan la confidencialidad de las informaciones y documentos.

   En el Manual de Gobierno Corporativo y en el glosario de términos del manual de buen gobierno corporativo, también se menciona el manejo de información confidencial.

   Asimismo, en el Manual de Inducción del personal se publica el Código de Conducta que contempla una sección sobre la comunicación de hechos de importancia, información privilegiada y reservada, en la cual se define los procesos para la salvaguarda de la información, tanto al interior de la EMPRESA como para aquella que se transmite al mercado.

10. **Principio (IV.F, primer párrafo).**- La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.

    Cumplimiento: 4

    a. La sociedad cuenta con una Gerencia de auditoría interna. El auditor interno en el ejercicio de sus funciones, guarda relación de independencia profesional respecto de la sociedad que lo contrata y guarda principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.

    b. El Auditor Interno reporta al Presidente del Directorio.

    c. Las principales responsabilidades del auditor interno son:

       - Administra y dirige las auditorias internas y de sistemas informáticos tanto en la oficina principal, sucursales, proyectos mineros como en las subsidiarias.
       - Evalúa el sistema de control interno sobre lavado de dinero y de activos según la formativa vigente de la unidad de inteligencia financiera de la SBS, presentando el informe final al Oficial de Cumplimiento.
       - Informa periódicamente a la alta dirección y al comité de gerencia los resultados de las actividades de auditoria interna incluyendo las prácticas exitosas, el cumplimiento de metas y resultados significativos.
       - Toma en cuenta las revisiones efectuadas por los auditores externos para desarrollar el programa de trabajo evitando duplicidad de esfuerzos.
       - Emite informe por cada una de las auditorias que se llevan a cabo conteniendo las observaciones de control detectadas y las sugerencias consensuadas con el área auditada que sean necesarias para corregir las deficiencias.

Sobre la base de una evaluación de riesgos, el auditor interno prepara el Plan Anual estableciendo las prioridades para realizar revisiones tanto en Ferreyros como en compañías subsidiarias. En el transcurso del año se agrega al Programa, aquellas solicitudes de urgencia formuladas por las Gerencias.

Las revisiones de auditoria interna abarcan tanto las auditorias financieras como las operativas. Entre las más importantes está la revisión de: Evaluación de la Cartera por Cobrar; Observación de los Inventarios físicos tanto de repuestos como de maquinas y equipo; Revisión de las operaciones de caja y bancos (arqueos, confirmación y conciliación de las cuentas bancarias con los registros contables de la EMPRESA); Evaluación de cuentas por pagar a proveedores e Instituciones bancarias; Revisión de las otras cuentas del activo y pasivo; Revisión de las principales operaciones de ventas de maquinas y repuestos, así como de los costos correspondientes; Revisión de las principales cuentas de gastos del estado de perdidas y ganancias, etc.

d. Las responsabilidades descritas se encuentran reguladas en el Manual de Descripción de puestos de la Gerencia de Recursos Humanos

e. El área de auditoría interna está conformada por un equipo multidisciplinario propio.

III. Las responsabilidades del Directorio

11. **Principio (V.D.1).**- El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.

Cumplimiento: 4

a. El Directorio realiza funciones claves, a saber:

Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.

Las funciones y responsabilidades del Directorio se encuentran regulados en:
- Estatuto de la EMPRESA.
- Reglamento Interno del Directorio y sus comités.

12. **Principio (V.D.2).**- El Directorio debe seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución.

Cumplimiento: 4

Las funciones del Directorio son:

Selecciona, controla, fija remuneración del Presidente y del Gerente General y si se hiciera necesario, sustituye al Gerente General y delega en este la selección de los ejecutivos principales.

a. Las funciones descritas se encuentran reguladas en el Estatuto y en el Reglamento Interno del Directorio y sus Comités.

13. **Principio (V.D.3).**- Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.

Cumplimiento: 4

Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.

a. El órgano que se encarga de:

Función	**Directorio**	**Gerente General**	**Otros (indique)**
Contratar y sustituir al gerente general	(X)	(..)	
Contratar y sustituir a la plana gerencial	(..)	(X)	
Fijar la remuneración de los principales ejecutivos	(X)	(X)	
Evaluar la remuneración de los principales ejecutivos	(X)	(X)	
Evaluar la remuneración de los directores	(X)	(..)	Junta

b. En el acta de Directorio del 26 de marzo de 2008, se definen las funciones del Presidente Ejecutivo del Directorio, entre las cuales está la de: proponer al Directorio la designación del gerente general aprobando la estructura organizacional de la compañía y las designaciones de los gerentes propuestos por la gerencia general así como sus niveles de remuneración y su programa anual de viajes.

c. Estas políticas además están normadas en el Estatuto y en las políticas internas de la EMPRESA, en el Reglamento Interno de Juntas de Accionistas, del Directorio y de Comités de Directorio.

14. **Principio (V.D.4).**- El Directorio debe realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.

Cumplimiento: 4

a. Dentro de las funciones claves que realiza el Directorio está: realizar el seguimiento y control de los posibles conflictos de interese entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.

   El tema de conflicto de intereses se menciona en el Código de Ética y en el Reglamento Interno de juntas de Accionistas, Directorio y Comités de Directorio.

b. En Ferreyros no ha habido casos de conflictos de intereses que hayan sido materia de discusión por parte del Directorio durante el ejercicio 2009.

c. La EMPRESA cuenta con un Código de Ética que regulan los conflictos de intereses que pueden presentarse. Además cuenta con un Código de Conducta y Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores.

d. Dentro de los procedimientos preestablecidos para aprobar transacciones entre partes relacionadas está el velar que se den de acuerdo a condiciones de mercado.

15. **Principio (V.D.5).**- El Directorio debe velar por la integridad de los sistemas de contabilidad y de los Estados Financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley.

    Cumplimiento: 4

    a. El Directorio de la EMPRESA vela por la integridad de los sistemas de contabilidad y de los Estados Financieros de la sociedad, incluyendo la contratación de una auditoría independiente, y la existencia de los debidos sistemas de control.

       El Comité de Directorio de Auditoría revisa, anualmente, el plan de trabajo del Auditor Interno, revisa la carta de recomendaciones de los Auditores Externos y monitorea la implementación de mejoras a los sistemas contables que allí se señalan.

    b. La División de Auditoría Interna determina los principales riesgos y organiza su plan de trabajo, de acuerdo con su incidencia y probabilidad. La Gerencia Central de Control de Gestión tiene a su cargo el seguimiento y control de los principales riesgos de la EMPRESA habiéndose constituido un Comité de Riesgos.

    c. Los sistemas de control se encuentran regulados en el Manual de Descripción de Puestos (Gerencia de Recursos Humanos).

    d. El Comité de Auditoría ha sesionado cuatro veces al año para tratar aspectos relacionados con gestión de riesgos y control interno, así como la revisión de las labores de auditoría interna y externa.

16. **Principio (V.D.6).**- EL Directorio debe supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.

    Cumplimiento: 4

    a. El Directorio, a través de su Comité de Dirección General y Gobierno Corporativo, supervisa la efectividad de las prácticas de gobierno corporativo de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.

    b. Desde el año 2005 el Directorio hace una autoevaluación anual. Al llenar este documento identifica mejoras a implementar y procedimientos a documentar.

    c. El Comité de Dirección General y Gobierno Corporativo ha sesionado dos veces en el 2009.

17. **Principio (V.D.7).**- El Directorio debe supervisar la política de información.

    Cumplimiento: 4

    a. El Directorio supervisa la política de información, lo que se encuentra regulado en el Estatuto y en el Reglamento Interno del Directorio y sus Comités.

    b. El Directorio incluye en su agenda este tema tres o más veces al año.

    c. El 2009 Ferreyros ha tenido información reservada por el caso de la compra de una empresa que se informó a la Presidencia de Conasev. Este tema se trató en Directorio y consta en las respectivas actas.

Se cuenta con las "Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores", con un Comité de Cumplimiento Normativo y con los Representantes Bursátiles, de tal manera que se comunique en los plazos previstos por la normativa vigente los Hechos de Importancia.

Se envía información financiera de manera periódica (trimestral y anual) al mercado, y se cuenta con un área especializada en atender consultas. Finalmente se participa en reuniones con inversionistas.

d. El procedimiento anterior se encuentra regulado en las Normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores.

18. **Principio (V.E.1).-** El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento.
Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses.

Cumplimiento: 4

a. El Directorio conformó tres comités, los mismos que son órganos especiales de acuerdo a las necesidades de la EMPRESA, que sirven de mecanismos de apoyo y están compuestos tanto por directores dependientes como independientes a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de interés.

A continuación se detalla las funciones de cada uno de estos comités así como quien lo preside:

Comité de Dirección General y Gobierno Corporativo

I. Fecha de creación: Enero de 2005

II. Funciones:
a.- Revisar los planes estratégicos y los planes anuales de negocios.
b.- Evaluar con detenimiento el funcionamiento de las EMPRESAS filiales.
c.- Formular recomendaciones al Directorio sobre políticas de inversiones, así como adquisiciones y enajenaciones de activos fijos.
d.- Supervisar la política de información de Hechos de Importancia e información privilegiada y reservada.
e.- Evaluar y dar directivas sobre los niveles de endeudamiento de la EMPRESA sí como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga.
f.- Evaluar periódicamente el estado de situación de los créditos otorgados por la EMPRESA.
g.- Funcionar como órgano de asesoramiento y consulta de la gerencia en temas que sean sometidos a su consideración.
h.- Realizar el seguimiento y control de los posibles conflictos de intereses, entre la administración, los directores y los accionistas incluido el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.
i.- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.

III. Principales reglas de organización y funcionamiento:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.

En la medida de lo posible se debe reunir por lo menos trimestralmente.
La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. Miembros del Comité

Nombres y apellidos	Fecha		Cargo dentro del comité
	Inicio	Término	
Carlos Ferreyros Aspíllaga	Enero de 2005		
Eduardo Montero Aramburu	Enero de 2005		
Oscar Espinosa Bedoya	Enero de 2005		Presidente
Juan Manuel Peña Roca	Enero de 2005		
Hernán Barrero Boggio	Enero de 2005		

V. Número de sesiones realizadas durante el ejercicio:	2 (23 de febrero de 2009, 14 de julio de 2009)	
VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades:	(X) SÍ	(...) NO

Comité de Auditoría

I. Fecha de creación: Enero de 2005

II. Funciones:

Supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los Estados Financieros.

Funciones particulares:

a.- Supervisar la integridad de los sistemas contables a través de la auditoría externa apropiada.
b.- Revisar y analizar periódicamente los Estados Financieros de la EMPRESA.
c.- Revisar los informes de auditoría externa sobre los Estados Financieros.
d.- Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.
e.- Proponer la designación de auditores externos.

III. Principales reglas de organización y funcionamiento:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.

En la medida de lo posible se debe reunir por lo menos semestralmente.

La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

Debe revisar la carta de recomendación de los auditores externos y el plan del auditor interno así como su avance.

IV. Miembros del Comité

Nombres y apellidos	Fecha		Cargo dentro del comité
	Inicio	Término	
Carlos Ferreyros Aspíllaga	Enero de 2005		
Eduardo Montero Aramburu	Enero de 2005		
Oscar Espinosa Bedoya	Enero de 2005		Presidente
Andreas von Wedemeyer K.	Enero de 2005		
Juan Prado Bustamante	Enero de 2005		

V. Número de sesiones realizadas durante el ejercicio: 4 (10 de marzo de 2009, 9 de junio de 2009, 30 de septiembre de 2009, 15 de diciembre de 2009)

VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades: (X) SÍ (...) NO

Comité de Desarrollo Organizacional y Recursos Humanos

I. Fecha de creación: Enero de 2005

II. Funciones:

Asesorar a la Gerencia en la adopción de políticas generales de recursos humanos siendo sus funciones particulares las siguientes:

a.- Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.
b.- Supervisar los programas de administración de desempeño, la política salarial, así como las de capacitación y desarrollo, entre otras.
c.- Asesorar al Presidente del Directorio en la determinación de la escala de remuneración de los ejecutivos principales.
d.- Aprobar la contratación de los ejecutivos principales y supervisar su desempeño.

III. Principales reglas de organización y funcionamiento:

Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.
En la medida de lo posible se debe reunir por lo menos semestralmente.
La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten.

IV. Miembros del Comité

Nombres y apellidos	Fecha		Cargo dentro del comité
	Inicio	Término	
Carlos Ferreyros Aspíllaga	Enero de 2005		Presidente
Eduardo Montero Aramburu	Enero de 2005		
Oscar Espinosa Bedoya	Enero de 2005		
Aldo Defilippi Traverso	Enero de 2005		

V. Número de sesiones realizadas durante el ejercicio:	3 (10 de febrero de 2009, 12 de mayo de 2009, 11 de agosto de 2009)	
VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades:	(X) SÍ	(...) NO

19. **Principio (V.E.3).**- El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la EMPRESA y de los accionistas.

    Cumplimiento: 4

    a. Los miembros del Directorio de Ferreyros aportan pluralidad de opiniones al interior del mismo, dadas sus diferentes formaciones profesionales y actividades empresariales. De esta manera se logra que las decisiones que sean adoptadas sean consecuencia de una apropiada deliberación y observando los mejores intereses de la EMPRESA y de los accionistas.

       A continuación se presenta información correspondiente a los directores de la EMPRESA durante el ejercicio materia del presente informe.

Nombres y Apellidos	Formación	Fecha Inicio	Fecha Término	Participación accionaria (1) Nº de acciones	Part. (%)
Directores dependientes					
Oscar Espinosa Bedoya	Ingeniero Civil, Universidad Nacional de Ingeniería. Postgrado en Ingenieria North Carolina State University, EE.UU. Diplomado, Desarrollo Económico ISVE, Italia Postgrado Economía, Inst. Economía Univ. Colorado Master, Universidad Harvard Diplomado, PAD Universidad de Piura	1987		No aplica	
Juan Manuel Peña Roca	Universidad Nacional de Ingeniería – Ing. Civil Cuenta con experiencia en otros directorios	1984		No aplica	
Carlos Ferreyros Aspíllaga	Princeton University, New Jersey USA (Economía)	1971		No aplica	
Andrés von Wedemeyer Knigge	Master en Administración de Empresas (DiplomKaufmann – Universidad de Hamburgo, Alemania. Maestro Cervecero- Ulmer Fachschule für Bierbrauerei und Mälzer er, Ulm, Alemania	2003		No aplica	
Directores dependientes					
Eduardo Montero Aramburú	Bachiller Economía Lehigh University PA. USA Maestría Administración de Empresas Wharton School of Finance and Comerse, Univ.of Pennsylvania USA	1980		No aplica	
Hernán Barreto Boggio	Facultad de Ingenieria UNA, Lima. M.S. Food Science y M.S. Chemical Engineering, MIT Cambridge, Massachussets, USA Ph.D Systems Engineering, Michigan State University, East Lansisng, Michigan, USA Miembro de Sigma Xi, American Institute of Chemical Engineering, American Chemical Fulbright Scholar y Rockefeller Foundation Scholar	2005		No aplica	
Juan Prado Bustamante	Universidad de Lima- Facultad de Derecho y CCPP. New York University School of Law-Master en Derecho Comparado. Boston University Master en Derecho Bancario Internacional	2005		No aplica	
Aldo Defilippi Traverso	Bachiller Economía Universidad del Pacífico Maestría en Política Económica y Desarrollo Económico , Boston University PH D Candidate en Economía, Boston University Chief Executive Office's Program, North Western University	2005		No aplica	

(1) Aplicable de manera obligatoria si cuenta con participación accionaria mayor o igual al 5% de las acciones de la empresa

20. **Principio (V.F, segundo párrafo).**- La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se trate de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.

    Cumplimiento: 4

    a. La información referida a los asuntos a tratar en cada sesión, se encuentra a disposición de los directores con anticipación a la realización de las sesiones programadas que les permite su revisión, salvo que se trate de asuntos estratégicos que demanden confidencialidad, en cuyo caso se cuenta con mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.

    b. Los asuntos a tratar se remiten a los directores cinco días previos antes de llevarse a cabo la sesión de Directorio, a través de correo electrónico.

       En el caso de información confidencial se ve primero en los comités del Directorio y luego en la sesión de Directorio con mayor detalle.

    c. La EMPRESA cuenta con un procedimiento el cual se encuentra regulado en el Reglamento interno de Directorio y Comité de Directorio.

21. **Principio (V.F, tercer párrafo).**- Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones.

    Cumplimiento: 4

    a. La práctica definida es que siendo la gerencia la que identifica de mejor manera la necesidad de contratar asesorías, procede a contratarlas. A pesar de que no existen muchas asesorías, cuando éstas son de naturaleza importante, se solicita aprobación o se informa al directorio. La Gerencia informa al Directorio las conclusiones de las asesorías que sean relevantes.

    b. Estas políticas se encuentran reguladas en el manual de normas y procedimientos. Gerencia General

    c. Los siguientes son los asesores especializados del Directorio y la Gerencia que han prestado servicios para la toma de decisiones de la EMPRESA durante el ejercicio 2009.

       Muñiz, Ramírez, Pérez Taiman, Luna Victoria Abogados
       Hay Group
       Deloitte & Touche SRL
       Price Waterhouse Coopers
       RMG Consultores

22. **Principio (V.H.1)**.- Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad.

    Cumplimiento: 4

    a. Los nuevos directores elegidos son instruidos sobre sus facultades y responsabilidades, así como características y estructura organizativa de la sociedad a través de sesiones de inducción durante las cuales se hace presentaciones detalladas.

El reglamento de Directorio y sus Comités establece el mencionado mecanismo.

En el año 2005, ingresaron nuevos Directores y se les hizo una inducción en donde se les hizo una presentación detallada de las operaciones, estructura corporativa y financiera de la empresa.

23. **Principio (V.H.3).**- Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el Estatuto.

Cumplimiento: 4

a. Durante el año 2009, no se produjo vacancia de uno o más directores.

b. El procedimiento que el Directorio sigue en la elección de uno o más reemplazantes está descrito en el Estatuto de la empresa. Si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, se podrá cubrir la vacante designando a un director interino cuando no exista disposición de un tratamiento distinto en el Estatuto.

c. Art.33° del Estatuto. "La vacancia del cargo de director se produce por muerte, renuncia impedimento permanente, remoción por la Junta General de Accionistas, por ausencia no autorizada por el Directorio por un plazo superior a seis meses o cualquier otro impedimento así calificado por el voto unánime de los demás directores.

Salvo por el caso de remoción por la Junta General de Accionistas en el que la misma junta deberá cubrir la vacante, el Directorio resolverá sobre las demás causales de vacancia y podrá cubrir la vacante producida, designando a un director interino, que ejercerá el cargo hasta completar el periodo del director que ha vacado.

d. Los procedimientos descritos anteriormente se encuentran regulados en el Estatuto en el artículo 33.

24. **Principio (V.I, primer párrafo).**- Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el Estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.

Cumplimiento: 4

Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General están claramente delimitadas en el Estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.

En el acta de Directorio del 26 de marzo de 2008, se especificaron en mayor detalle las funciones del Presidente Ejecutivo del Directorio y las de la Gerencia General.

25. **Principio (V.I, segundo párrafo).**- La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales.

Cumplimiento: 4

La estructura de gobierno de Ferreyros evita la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente Ejecutivo y del Gerente General y de otros funcionarios con cargos gerenciales.

a. Las responsabilidades del Presidente del Directorio; del Presidente Ejecutivo, de ser el caso; del Gerente General, y de otros funcionarios con cargos gerenciales se encuentran contenidas en:

Responsabilidades de:	Estatuto	Reglamento Interno	Manual	Otros	Denominación del documento*	No están reguladas	No Aplica **
Presidente de Directorio	(X)	(...)	(...)	(...)		(...)	(...)
Presidente Ejecutivo	(...)	(...)	(X)	(X)		(...)	(...)
Gerente General	(X)	(...)	(X)	(X)		(...)	(...)
Plana Gerencial	(...)	(...)	(X)	(...)	Manual de Descripción de Puestos - Gerencia de Recursos Humanos	(...)	(...)

26. **Principio (V.I.5)**.- Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la EMPRESA a favor de los accionistas.

Cumplimiento: 4

a. La Gerencia recibe, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la EMPRESA a favor de los accionistas y el cumplimiento de indicadores relacionados a factores claves alineados a la estrategia del negocio.

b. Indique si la retribución (sin considerar bonificaciones) que percibe el gerente general y plana gerencial es:

	Remuneración fija	Remuneración variable	Retribución (%)*
Gerente General	(X)	(X)	0.63
Plana gerencial	(X)	(X)	

* Porcentaje que representa el monto total de las retribuciones anuales de los miembros de la plana gerencial y el gerente general, respecto del nivel de ingresos brutos, según los Estados Financieros de la empresa.

SECCIÓN SEGUNDA: INFORMACIÓN ADICIONAL

II.1 Derechos de los accionistas

a. Los Derechos de los accionistas se encuentran definidos en los Estatutos y del Reglamento Interno de Junta de Accionistas, Directorio y Comités de Directorio que están publicados en la web. Asimismo se cuenta en la EMPRESA con un portal de Buen Gobierno Corporativo el mismo que está a disposición del público en general para conocer sus derechos.

   No se comunican de manera específica a los nuevos accionistas sus derechos ni la manera de ejercerlos de manera puntual.

b. Los accionistas tienen a su disposición previa a la junta los puntos a tratar de la agenda y los documentos a ser aprobados como son la memoria y Estados Financieros que son comunicados como Hechos de Importancia. En la junta se les hace entrega de copia de la memoria a ser aprobada así como los Estados Financieros auditados.

c. La Gerencia de División de Finanzas cuenta con dos áreas especialmente creadas para dar atención a sus accionistas e inversionistas. En particular con todo lo relacionado a la junta general de accionistas y sus acuerdos, desde el momento de la convocatoria, hasta la entrega de derechos así como la atención de pedidos de información de analistas, inversionistas, entre otros.

   Las personas que han tenido estas actividades bajo su responsabilidad durante el 2008 son:

Emma Patricia Gastelumendi Lukis	Gerente División de Administración y Finanzas
Augusta Ponce Zimmermann	Jefe del Departamento de Valores
Fiorella Amorrortu Montenegro	Ejecutiva de Relaciones con Inversionistas

d. La información referida a la tenencia de acciones de parte de los accionistas de la EMPRESA se encuentra en la EMPRESA y es la actualización del porcentaje de participación, así como la publicación como hecho de importancia de los movimientos de compra y venta que la ley exige es de responsabilidad de la Ejecutiva del Departamento de Valores.

e. Diariamente se modifica todo lo referente a las transferencias de acciones, incluyendo e l número de acciones, información que se verifica mensualmente con CAVALI.

   Los datos de dirección y teléfono se modifican cuando CAVALI envía la información. Cabe señalar que existen problemas en cuanto a las direcciones proporcionadas por CAVALI ya sean que están incompletas o están desactualizadas, razón por la cual la información que la EMPRESA envía a sus accionistas le es devuelta en algunos casos. Es por ello que el Departamento de Valores trata de ubicar a los accionistas para actualizar sus datos, pero es una tarea muy compleja pues en la mayoría de los casos, los accionistas son personas que no tienen ninguna relación con la empresa.

   Periódicamente se actualiza la base de datos de direcciones, correos electrónicos y otros datos de los accionistas.

f. La EMPRESA cuenta con una política de dividendos desde el año 1997, la misma que fue modificada por la junta de accionistas el 28 de marzo de 2007.

Fecha de aprobación	28 de marzo 2007
Organo que lo aprobó	Junta General de Accionistas
Política de dividendos (criterios para la distribución de utilidades)	El dividendo a distribuir en efectivo será equivalente a 5% del valor nominal de las acciones emitidas al momento de convocarse a la Junta, pudiendo alcanzar el monto a distribuir hasta 50% de las utilidades de libre disposición. De ser el caso que 5% del valor nominal de las acciones emitidas al momento de convocarse a la Junta, sea inferior a 50% de las utilidades de libre disposición obtenidas al cierre del ejercicio anual, a Junta podrá distribuir un mayor dividendo en efectivo, cuyo tope será el equivalente a 50% de las utilidades de libre disposición.

Fecha de aprobación	18 de marzo 1997
Organo que lo aprobó	Junta General de Accionistas
Política de dividendos (criterios para la distribución de utilidades)	Distribuir sea en efectivo o en acciones de propia emisión, el íntegro de las utilidades de libre disposición de cada año. El dividendo en efectivo equivaldría a 5% del valor nominal de las acciones en circulación al momento de tomar los acuerdos en Junta de Accionistas, siempre que no exceda 50% de las utilidades de libre disposición de cada año. En caso de exceder, se repartirá 50% de las utilidades de libre disposición.

g. Detalle de dividendos en efectivo y en acciones distribuidos por Ferreyros en los últimos años:

Fecha de ejercicio	**Dividendo por acción**		**Política vigente**
	En efectivo	**En acciones**	
Clase de acción: Común			
Ejercicio 2003	S/. 0.04455801	6.34146300000%	1997
Ejercicio 2004	S/. 0.05500000	11.0000000000%	1997
Ejercicio 2005	S/. 0.05500000	6.76915447558%	1997
Ejercicio 2006	S/. 0.11000000	18.1400000000%	2007
Ejercicio 2007	S/. 0.13204256	23.7776647000%	2007
Ejercicio 2008	S/. 0.05500000	12.4542645449%	2007

II.2. Directorio

h. Durante el 2009 ningún director fue representado por directores suplentes o alternos.

i. La EMPRESA tampoco cuenta con programas de bonificaciones para directores. De acuerdo con el art. 36° del Estatuto, la remuneración del Directorio será equivalente a seis por ciento de las utilidades líquidas del ejercicio antes de impuestos y después de cubrir la reserva legal.

j. El Directorio podrá en cada oportunidad en que lo estime necesario o conveniente reducir la retribución. Asimismo acordará la distribución de la remuneración global entre sus miembros.

k. El porcentaje que representa el monto total de las retribuciones anuales de los miembros del directorio y la plana gerencial, respecto al nivel de ingresos brutos, según los Estados Financieros de Ferreyros asciende a 0.93%.

l. En el Directorio no se realizó ninguna discusión sin la presencia del Gerente General.

II.3. Accionistas y tenencias

m. Ferreyros cuenta con un solo tipo de acción que es la acción COMÚN y los 1,438 accionistas tiene derecho a voto.

n. La información respecto de los accionistas y tenedores de acciones con una participación mayor a 5% al cierre del ejercicio materia del presente informe es la siguiente:

Nombres y apellidos	Número de acciones	Participación (%)	Procedencia
La Positiva Vida Seguros y Reaseguros	40'459,772	9.52%	Peruana
AFP PrimaFondo 3	34'404,204	8.10%	Peruana
AFP Horizonte Fondo 2	27'928,404	6.57%	Peruana
Horseshoe Bay Limited	27'462,658	6.46%	Extranjera
AFP Integra Fondo 3	27'380,436	6.45%	Peruana
AFP Profuturo Fondo 2	22'557,115	5.31%	Peruana

Tenencia:

Nombres y Apellidos	N° de accioniones	N° de acciones	% de participación
Más del 10% del capital			
Entre el 10% y el 5% del capital	6	180'192,589	42.42
Entre el 5% y el 1% del capital	12	151'488,507	35.66
Menos del 1% del capital	1420	93'135,071	21.92
TOTAL	**1,438**	**424'816,167**	**100.00**

II.4 Otros

o. La EMPRESA cuenta con el Código de Conducta referido a criterios éticos y de responsabilidad social.

p. En la EMPRESA existe un registro de casos de incumplimiento al Código de Conducta.

q. El registro está a cargo de la División de Recursos Humanos y se cuenta con un Oficial de Ética.

r. A continuación se detalla los documentos mencionados en este informe:

Denominación del documento	Órgano de aprobación	Fecha de aprobación	Fecha de última modificación
Estatuto	Junta	24.3.1998	22.3.2005
Manual de Descripción de Puestos	Gerencia	Permanente	Permanente
Acuerdo de Junta de Accionistas-Política de Dividendos	Junta	Marzo 1997	Marzo 2007
Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores	Directorio y Junta	Enero 2005	Marzo 2005
Reglamento Interno de Juntas de Accionistas	Directorio	Febrero 2006	
Reglamento Interno del Directorio y sus Comités	Directorio	Febrero 2006	
Manual de Buen Gobierno Corporativo	Gerencia General	2006	2008
Código de Conducta	Gerencia	n.d.	Agosto 2005